     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 21, 2000


                                                      REGISTRATION NO. 333-12292

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549
                         ------------------------------


                                AMENDMENT NO. 1



                                       TO


                                    FORM F-1

                             REGISTRATION STATEMENT

                                   UNDER THE

                             SECURITIES ACT OF 1933
                         ------------------------------

                                  CAMTEK LTD.

             (Exact name of Registrant as specified in its charter)

                ISRAEL                                   3827                               NOT APPLICABLE
   (State or other jurisdiction of           (Primary Standard Industrial                  (I.R.S. Employer
    incorporation or organization)           Classification Code Number)                Identification Number)

                         ------------------------------

                                INDUSTRIAL ZONE
                                  P.O. BOX 631
                                 MIGDAL HAEMEK
                                  ISRAEL 10556
                               011-972-6-644-0521
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                         ------------------------------

                                CAMTEK USA, INC.
                            468 INDUSTRIAL WAY WEST
                              EATONTOWN, NJ 07724
                                 (908) 542-7711
(Name, address, including zip code and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

  RICHARD H. GILDEN, ESQ.          LIOR AVIRAM, ADV.         DAVID J. GOLDSCHMIDT, ESQ.     AVRAHAM M. FISCHER, ADV.
BROBECK, PHLEGER & HARRISON       SHIBOLETH, YISRAELI,         SKADDEN, ARPS, SLATE,       FISCHER, BEHAR, CHEN & CO.
            LLP                         ROBERTS,                 MEAGHER & FLOM LLP          3 DANIEL FRISCH STREET
       1633 BROADWAY                  ZISMAN & CO.               FOUR TIMES SQUARE           TEL AVIV 62371, ISRAEL
  NEW YORK, NEW YORK 10019         46 MONTEFIORE ST.          NEW YORK, NEW YORK 10036          (972) 3-694-4111
       (212) 581-1600            TEL AVIV 65201, ISRAEL            (212) 735-3000
                                    (972) 3-710-3311

                         ------------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: / /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE


                                                    AMOUNT TO        PROPOSED MAXIMUM     PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                      BE           OFFERING PRICE PER   AGGREGATE OFFERING        AMOUNT OF
         SECURITIES TO BE REGISTERED               REGISTERED            SHARE(1)             PRICE(1)         REGISTRATION FEE
Ordinary Shares, NIS                              6,440,000(2)            $12.00                 (3)                  (3)


(1) Estimated solely for purposes of calculating the registration fee.

(2) Includes 840,000 Ordinary Shares which may be issued upon exercise of the Underwriters' over-allotment option.


(3) 3,320,000 ordinary shares were registered under Registration Statement
    No. 333-11628, the registration statement of which the combined prospectus contained herein is also a part. Registration Statement No. 333-11628 was declared effective in April 2000 but no securities were sold pursuant to such Registration Statement. This Registration Statement is filed, to enable the prospectus included herein to be used pursuant to Section 10(a) of the Securities Act of 1933, as amended. Since filing the previous Registration Statement No. 333-11628, the Registrant effected a two-for-one stock split such that the number of shares to be registered increased from 3,220,000 to 6,440,000. No additional registration fee is required for such additional shares pursuant to Rule 416(b). The Registrant paid a registration fee of $15,302 with respect to Registration Statement No. 333-11628. Accordingly, no additional registration fee is required under Rule 416(b). The proposed maximum offering price per share has been increased from $9.00 (giving effect to the two-for-one stock split) to $12.00. Under Rule 457(a) no additional fee is required as a result of such increase. As a result, the $15,302 previously paid amounts to the entire registration fee required with respect to this registration.



Pursuant to Rule 429 of the Securities Act of 1933, as amended, the prospectus contained in this Registration Statement and supplements to such prospectus will also be used in connection with the ordinary shares registered under Registration Statement No. 333-11628.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment specifically stating that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JULY 21, 2000


THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                           5,600,000 ORDINARY SHARES

                                     [LOGO]

                         $          PER ORDINARY SHARE
-------------------------------------------------------------------------

This is an initial public offering of ordinary shares of Camtek Ltd. Camtek is offering all the ordinary shares in this offering.

Camtek expects that the price to the public in the offering will be between $10.00 and $12.00 per share.

Camtek has applied for quotation of the ordinary shares on the Nasdaq National Market under the symbol "CAMT."
INVESTING IN THE ORDINARY SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                                               PER SHARE             TOTAL
                                             --------------      --------------
Price to the public....................         $                  $
Underwriting discount..................
Proceeds to Camtek.....................

Camtek has granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 840,000 additional shares from Camtek within 30 days following the date of this prospectus to cover over-allotments.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We have obtained from the Securities Authority of the State of Israel an exemption from Israel's prospectus publication requirements. Nothing in that exemption shall be construed as authenticating the matters contained in this prospectus or as an approval of their reliability or adequacy or as an expression of opinion as to the quality of the securities offered by this prospectus.

CIBC WORLD MARKETS
               UBS WARBURG LLC
                               NEEDHAM & COMPANY, INC.

                The date of this prospectus is            , 2000

DESCRIPTION OF ARTWORK



A picture of the Orion automated optical inspection system. In the left hand lower corner is the logo "Camtek AOI Systems."



GATEFOLD. Upper left hand corner says "Camtek Complete AOI Solutions."



INSIDE FRONT COVER.



Lower left hand corner says:



"AOI-Automated Optical Inspection"
"CAI-Camtek AOI Interface"
"CVR-Camtek Verification & Repair"
"CPC-Camtek Process Control"



Upper right hand corner says "Growing global force in providing AOI solutions."



A picture of the Camtek AOI Interface, which is linked to three AOI systems. Each of the three AOI systems is linked to a Camtek Process Control as well as two Camtek Verification & Repair stations. In the background is a portion of a globe.

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
Prospectus Summary..........................................      4
Risk Factors................................................      6
Forward Looking Statements..................................     12
Use of Proceeds.............................................     13
Dividend Policy.............................................     14
Capitalization..............................................     15
Dilution....................................................     16
Selected Consolidated Financial Data........................     17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     18
Business....................................................     27
Management..................................................     39
Principal Shareholders......................................     47
Related Party Transactions..................................     48
Description of Ordinary Shares..............................     50
Shares Eligible for Future Sale.............................     53
U.S. Tax Considerations Regarding Shares Acquired by U.S.
  Taxpayers.................................................     54
Israeli Taxation............................................     57
Conditions in Israel........................................     62
Underwriting................................................     63
Legal Matters...............................................     65
Experts.....................................................     66
Enforceability of Civil Liabilities.........................     66
Where You Can Find More Information.........................     67
Index to Consolidated Financial Statements..................    F-1


                            ------------------------

Our consolidated financial statements are prepared in U.S. dollars in accordance with generally accepted accounting principles in Israel and in the United States (as applicable to these financial statements, such accounting principles do not differ in any material respects). All references to "dollars" or "$" in this prospectus are to U.S. dollars, and all references to "Shekels" or "NIS" are to new Israeli shekels. On July 10, 2000, the representative exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 4.11 to $1.00.

Our principal executive offices are located at the Industrial Zone, P.O. Box 631, Migdal Haemek, Israel. Our telephone number is 011-972-6-644-0521.

Unless otherwise stated, all information contained in this prospectus:

- assumes no exercise of the over-allotment option granted to the underwriters;

- assumes no exercise of options granted to employees to acquire an aggregate of 845,980 ordinary shares, at a weighted average exercise price of $2.74 per share;

- assumes no exercise of options granted to employees to acquire an aggregate of 152,000 ordinary shares, at an exercise price equal to the initial public offering price; and

- reflects a two-for-one split of our ordinary shares in July 2000.

The underwriters may reject all or part of any order.

                               PROSPECTUS SUMMARY

THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED IN OTHER PARTS OF THIS PROSPECTUS. THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION YOU SHOULD CONSIDER BEFORE INVESTING IN THE ORDINARY SHARES. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY.

                                  ABOUT CAMTEK

We design, develop, manufacture and market technologically advanced and cost-effective automated optical inspection, or AOI, systems and related products. AOI systems are used to detect defects in printed circuit boards during the manufacturing process. They are designed to ensure the quality of printed circuit boards and enhance production yield for manufacturers. To date, we have focused on low- to medium-volume manufacturers of high-end printed circuit boards. We have also penetrated the market comprised of high-volume manufacturers of high-end printed circuit boards. As of March 31, 2000, we had sold 475 AOI systems in 25 countries worldwide.

We believe the following are the major factors that currently drive the increased need for AOI systems:

- the increase in the number of printed circuit boards produced each year because of increased demand for electronic products and shortened product life cycles;

- the expanded use of printed circuit boards with higher densities;

- the increase in the cost of highly complex boards;

- the need to identify, in real-time, flaws in the manufacturing process;

- the increase in the number of purchasers of printed circuit boards insisting that AOI systems be used during the manufacturing process;

- the proliferation of advanced high density substrates, or connecting materials, such as ball grid arrays, or BGAs;

- the trend towards industry consolidation; and

- the desire of printed circuit board manufacturers to reduce their need for costly manual visual inspection.
We believe that our AOI systems, which use proprietary advanced technology, offer printed circuit board manufacturers a high level of defect detection at a low cost per scan, thereby increasing the production yield and enhancing the quality of printed circuit boards.

We believe that our attractive price structure enables printed circuit board manufacturers to plan their investment in AOI systems incrementally in accordance with their increasing throughput and growth. We have also developed a real-time process control application that we refer to as CPC, which is designed to move our AOI systems beyond detection to prevention. In addition, the easy-to-use design of our products and the single system for both inspection and verification, a concept which we refer to as Inspectify, may increase the efficiency of the manufacturing process.

Our strategy includes the following elements:

- strengthen our position in the high-end market for low-to medium-volume manufacturers;

- further penetrate the high-volume, high-end market;

- penetrate new segments of the markets for multilayer printed circuit boards and advanced substrates;

- continue our focus on research and development in order to expand our core technology base; and

- continue to provide responsive and efficient customer service and support worldwide.

PCB Ltd. currently owns 92.4% of our outstanding ordinary shares. PCB is publicly traded on the Tel Aviv Stock Exchange. Based on sales volume, PCB is one of the largest manufacturers of printed circuit boards in Israel.

                                  THE OFFERING

Ordinary shares offered by Camtek..........................  5,600,000 shares
Ordinary shares to be outstanding after the offering.......  21,861,002 shares
Use of proceeds............................................  We plan to use the proceeds of this offering for:
                                                             - completion of our new facility;
                                                             - repayment of indebtedness, including
                                                             funds owed to PCB;
                                                             - funding our sales and marketing
                                                               activities;
                                                             - investment in research and development
                                                               activities; and
                                                             - working capital and general corporate
                                                               purposes. See "Use of Proceeds."
Our proposed Nasdaq National Market symbol.................  CAMT

                            ------------------------

Ordinary shares to be outstanding after the offering excludes options to purchase the following:

- 845,980 ordinary shares at a weighted average exercise price of $2.74 per share and

- 152,000 ordinary shares at an exercise price equal to the initial public offering price.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (In thousands, except per share data)

The "As Adjusted" column of the following balance sheet data gives effect to the sale by us of 5,600,000 ordinary shares in this offering at an assumed initial public offering price of $11.00 per share and the application of the net proceeds from this offering, after deducting the underwriting discount and estimated offering expenses.

                                                                                        THREE MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,            MARCH 31,
                                                       ------------------------------   -------------------
                                                         1997       1998       1999       1999       2000
                                                       --------   --------   --------   --------   --------
                                                                                            (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues.............................................  $15,733    $20,343    $23,892     $4,417    $10,517
Cost of revenues.....................................    6,602     10,095     12,159      2,096      4,867
                                                       -------    -------    -------     ------    -------
Gross profit.........................................    9,131     10,248     11,733      2,321      5,650
  Research and development costs, net................    1,573      2,326      2,419        946        939
  Selling, general and administrative expenses.......    5,429      6,848      7,827      1,809      2,154
Operating income (loss)..............................    2,129      1,074      1,487       (434)     2,557
Financial and other (expenses) income, net...........     (137)       241       (862)      (467)      (605)
                                                       -------    -------    -------     ------    -------
Income (loss) before income taxes....................    1,992      1,315        625       (901)     1,952
Provision for income taxes...........................       --         --         --         --        241
Net income (loss)....................................  $ 1,992    $ 1,315    $   625     $ (901)   $ 1,711
                                                       =======    =======    =======     ======    =======
Earnings (loss) per ordinary share:
  Basic..............................................  $  0.13    $  0.09    $  0.04     $(0.06)   $  0.11
                                                       =======    =======    =======     ======    =======
  Diluted............................................  $  0.12    $  0.08    $  0.04     $(0.06)   $  0.10
                                                       =======    =======    =======     ======    =======
Weighted average number of ordinary shares
  outstanding:
  Basic..............................................   15,020     15,020     15,226     15,020     16,261
  Diluted............................................   16,130     16,494     16,422     15,020     16,830

                                                                  MARCH 31, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 1,647      $47,597
Working capital.............................................      676       56,548
Deferred registration costs.................................    1,388           --
Total assets................................................   24,434       68,996
Total debt..................................................    9,922           --
Shareholders' equity........................................    5,116       59,600

                                  RISK FACTORS

YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE PURCHASING OUR ORDINARY SHARES.

BUSINESS, MARKET AND SHAREHOLDER RISKS

AOI SYSTEM TECHNOLOGY IS RAPIDLY EVOLVING, AND WE MAY NOT BE ABLE TO KEEP PACE WITH THESE CHANGES OR WITH EMERGING INDUSTRY STANDARDS. THIS COULD RESULT IN A LOSS OF REVENUES.

The markets for AOI systems are characterized by changing technology, evolving industry standards, changes in end-user requirements and new product introductions. Potential new technologies and improvements to existing production equipment for printed circuit boards could significantly improve production yields, thereby lowering the cost-benefit equation currently justifying the use of our AOI systems. In addition, new ways of inspecting printed circuit boards could emerge as an alternative to using AOI systems.

Our future success will depend on our ability to enhance our existing AOI systems and to develop and introduce new technologies for automated optical inspection of printed circuit boards. These products and features must keep pace with technological developments and address the increasingly sophisticated needs of our customers. Our failure to keep pace with technological changes and emerging industry standards could damage our reputation and adversely affect our ability to attract new business and generate revenues.

A REDUCTION IN DEMAND IN THE PRINTED CIRCUIT BOARD INDUSTRY FOR OUR PRODUCTS WILL NEGATIVELY IMPACT OUR SALES.

We derive our revenues entirely from sales of our AOI systems and related services. Our business depends in large part upon capital expenditures by printed circuit board manufacturers, which in turn depend upon the current and anticipated demand for products using printed circuit boards. We expect that a significant portion of the demand for our AOI systems will come from the trend in the printed circuit board industry towards increased product complexity, continual new product introductions and new applications in advanced electronic products. We cannot be certain as to whether this demand will grow or at what level it will be sustained.

We have only a limited ability to reduce expenses during any period of a downturn in demand because of the need for significant ongoing investment in engineering, research and development and worldwide customer service and support operations. Accordingly, during any continuing period of reduction in the demand for printed circuit boards or in capital investments by manufacturers of printed circuit boards, our sales will decrease.

THE MARKETS WE SERVE ARE HIGHLY COMPETITIVE, THERE IS A DOMINANT MARKET PARTICIPANT AND SOME OF OUR COMPETITORS HAVE GREATER RESOURCES, WHICH MAY MAKE IT DIFFICULT FOR US TO MAINTAIN PROFITABILITY.

Competition in our industry is intense, and it may increase. This could mean lower prices for our products, reduced demand for our products and a corresponding reduction in our ability to recover development, engineering and manufacturing costs. If we have to lower prices to remain competitive, this could impact our profit levels. If we were unable to compete effectively, our sales will suffer.

Competitors currently sell products that provide similar benefits to those that we sell. Our principal direct competitor in the sale of AOI systems is Orbotech Ltd., an Israeli company, which currently commands a substantial majority of the market for AOI systems and services for printed circuit board manufacturers.

Some of our competitors, most notably Orbotech, have greater financial, personnel and other resources, offer a broader range of products and services than we do and may be able to respond more quickly to new or emerging technologies or changes in customer requirements, develop additional or superior products, benefit from greater purchasing economies, offer more aggressive pricing or devote greater resources to the promotion of their products.

To date, Orbotech has dominated the high-volume printed circuit board manufacturing sector which has resulted, in some instances, in the unwillingness of high-volume printed circuit board manufacturers to purchase our products. Our inability to further penetrate the high-volume printed circuit board manufacturing sector or the development of superior products by one or more competitors may make it difficult for us to maintain profitability.

IF WIDESPREAD ACCEPTANCE OF AOI TECHNOLOGY DOES NOT CONTINUE TO DEVELOP, OUR BUSINESS WILL NOT GROW.

Our future growth depends substantially on the widespread acceptance of AOI systems. While AOI systems are currently the prevalent standard for monitoring, controlling and ensuring printed circuit board manufacturing quality, we cannot be certain that they will remain the prevalent standard. The markets for AOI systems are currently emerging and may not fully develop, whether as a result of competition, alternative technologies, changes in technology, changes in product standards or otherwise.

IF WE ARE NOT ABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY, WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

We differentiate our AOI systems through the use of our proprietary software, our image processing algorithms and the integration of our advanced hardware components. We rely on a combination of copyrights, trade secrets, patents, trademarks, confidentiality and non-disclosure agreements to protect our proprietary know-how and intellectual property, including both hardware and software components of our AOI systems. These measures may not be adequate to protect our proprietary technology, and it may be possible for a third party, including a competitor, to copy or otherwise obtain and use our products or technology without authorization or to develop similar technology independently. Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws.

OUR PRODUCTS MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WHICH COULD RESULT IN CLAIMS AGAINST US.

Third parties may assert claims that we have violated patents or that we have infringed upon their intellectual property rights. Any intellectual property claims against us, even if without merit, could cost us a significant amount of money to defend and divert management's attention away from our business.

In July 1998, we received a letter from Orbotech alleging, among other things, infringement of an Israeli patent and unjust enrichment due to misappropriation of confidential information with respect to the technologies used in the manufacture and design of our products. We believe that we would have sound defenses to these allegations, if formally made. Since 1998, Orbotech has not taken any further action with respect to this matter. If Orbotech were successful in an action against us, we might be compelled to modify all of our AOI systems products and/or we might be subject to substantial damages.

IF ONE OR MORE OF OUR THIRD-PARTY SUPPLIERS DO NOT PROVIDE US WITH KEY COMPONENTS, THEN WE MAY NOT BE ABLE TO DELIVER OUR PRODUCTS TO OUR CUSTOMERS IN A TIMELY MANNER AND WE MAY INCUR SUBSTANTIAL COSTS TO OBTAIN THESE COMPONENTS FROM ALTERNATE SOURCES.

Currently, we rely on single source suppliers for a number of essential components of our AOI systems. We have not signed agreements with these suppliers for the continued supply of the components they provide.

An interruption in supply from these sources or an unexpected termination of the manufacture of key electronic components would, therefore, disrupt production and adversely affect our ability to deliver products to our customers. An unexpected termination of supply would require an investment in capital and manpower resources in order to shift to other suppliers and might cause a significant delay in introducing replacement products since we do not develop and supply these components in-house.

WE DEPEND ON A FEW LARGE ORDERS, AND THE INABILITY TO GENERATE THOSE ORDERS IN ANY GIVEN PERIOD COULD HAVE A DISPROPORTIONATE IMPACT ON OUR REVENUE.

Historically, a substantial portion of our revenue has come from large purchases by a small number of customers. We expect this trend to continue. For example, in 1998, one customer accounted for about 12.6% of our total revenue, in 1999, two customers together accounted for about 14.5% of our total revenue and in the three months ended March 31, 2000, two customers together accounted for about 15.7% of our total revenue. Based on our experience, we expect that the identity of our customers may change from period to period. We have not entered into long-term agreements with any of our large customers nor have we secured commitments to purchase any specific quantities of our products from any of our customers. In any given period, if we do not have at least one customer that makes large purchases, we may not be able to meet our sales expectations.

DUE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES, THE PRICES OF OUR PRODUCTS MAY BECOME LESS COMPETITIVE OR WE MAY INCUR ADDITIONAL EXPENSES.

Foreign currency fluctuations may affect the prices of our products. Our prices in most countries outside of Europe are denominated in dollars. In those countries, if there is a significant devaluation in the local currency as compared to the dollar, the prices of our products will increase relative to that local currency and may be less competitive. In 1999 and the three months ended March 31, 2000, we derived approximately 21% and 25% of our revenues from customers in Europe where our prices are denominated in European currencies. A devaluation of those currencies as compared to the dollar can cause our revenues to decrease in dollar terms. If a larger number of our sales were to be denominated in currencies other than dollars, our reported revenue and earnings would be subject to a greater degree of foreign exchange fluctuations.

WE MAY EXPERIENCE FLUCTUATIONS IN OUR FUTURE OPERATING RESULTS WHICH MAKE IT DIFFICULT TO PREDICT FUTURE RESULTS.

Our revenues and net income, if any, in any particular period may be lower than revenues and net income, if any, in a preceding or comparable period. This complicates our planning processes and reduces the predictability of our earnings. Period-to-period comparisons of our results of operations may not be meaningful, and you should not rely upon them as indications of our future performance.

Our quarterly results of operations may be subject to significant fluctuations due to the following factors:

- the size, timing and shipment of orders;

- product introductions;

- the timing of new product upgrade or enhancement announcements;

- interest and exchange rates; and

- the cyclical nature of the electronics industry.

For example, the introduction of our new Orion product in the first half of 1999 resulted in a decline in the sales of our older products.

WE DEPEND ON A LIMITED NUMBER OF KEY PERSONNEL WITH PARTICULAR KNOWLEDGE OF THE AOI SYSTEMS INDUSTRY AND TECHNOLOGY WHO WOULD BE DIFFICULT TO REPLACE.

Our continued growth and success largely depends on the managerial and technical skills of the members of our senior management. In particular, we may find it difficult to hire key personnel with the requisite knowledge of AOI systems business and technology. If Mr. Rafi Amit or other members of our senior management team are unable or unwilling to continue in our employ, our business could suffer. We do not have a key man life insurance policy on Mr. Amit.

WE MAY ENCOUNTER DIFFICULTIES IN MANAGING OUR EXPANDING OPERATIONS.

Our growth has placed, and may continue to place, a significant strain on our engineering, technical, administrative, operational, financial and marketing resources, as well as increased demands on our systems and controls. We also believe that we will need to promote and hire qualified engineering, administrative, operational, financial and marketing personnel. Competition for qualified engineering and technical personnel is intense in Israel. There are a limited number of persons with the requisite knowledge and experience in AOI systems and other necessary technology areas. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. We may not be successful in attracting, integrating and retaining those new employees.

We also intend to expand our marketing and sales activities in North America, Europe and Asia. We may not be able to manage successfully our efforts to increase our international presence.

Our inability to satisfy increased customer orders could result in the loss of customers or could cause customers to seek alternative sources for products. In addition, our financial control systems, infrastructure and existing facilities may not be adequate to maintain and effectively monitor our future growth. Our inability to manage our operating and financial control systems, recruit and hire necessary personnel or successfully integrate new personnel into our operations could adversely affect our ability to grow.

OUR MANAGEMENT HAS BROAD DISCRETION AS TO THE USE OF THE PROCEEDS OF THIS OFFERING AND, IF WE DO NOT ALLOCATE THESE PROCEEDS WISELY, YOUR INVESTMENT COULD SUFFER.

Other than repayment of outstanding indebtedness and the completion of our new facility, there is no specific allocation of the net proceeds from the offering, and our management retains the right to utilize the net proceeds as they determine. The unallocated portion of our net proceeds will be approximately $40.6 million of total estimated net proceeds of $54.5 million at an assumed initial public offering price of $11.00 per share. There can be no assurance that management will be able to use the proceeds effectively to continue the growth of our business.

THERE MAY BE AN ADVERSE EFFECT ON THE MARKET PRICE OF OUR SHARES AS A RESULT OF ADDITIONAL SHARES BEING AVAILABLE FOR SALE IN THE FUTURE.

If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options, the market price of our ordinary shares may fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future. After completion of this offering, we will have 21,861,002 ordinary shares outstanding. All of the shares sold in this offering will be freely tradeable. The remaining shares are subject to a lock-up agreement with the underwriters and will be eligible for sale in the public market 180 days following the date of this prospectus, subject to some exceptions. However, the underwriters may, in their sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to the lock-up agreements. The shares held by our affiliates, including PCB, will be subject to volume limitations under U.S. federal securities laws.

PCB LTD. HAS SUBSTANTIAL CONTROL OVER MOST MATTERS SUBMITTED TO A VOTE OF OUR SHAREHOLDERS, THEREBY LIMITING YOUR POWER TO INFLUENCE CORPORATE ACTION.

We anticipate that after this offering PCB will beneficially own 68.7% of our ordinary shares, or 66.2%, if the underwriters' over-allotment option is exercised in full. As a result, PCB will have the power to control the outcome of most matters submitted to a vote of shareholders, including the election of members of our board and the approval of significant corporate transactions. Shareholders purchasing shares in this offering will have little influence on these matters. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of Camtek. The equity interest of PCB will make it impossible to obtain shareholder approval without PCB's consent on matters requiring shareholder approval. Messrs. Rafi Amit, Yotam

Stern and Itzhak Krell control PCB and may be deemed to control us.

OUR RELATIONSHIP WITH PCB LTD. MAY GIVE RISE TO CONFLICTS OF INTEREST.

From time to time, we use services and products of other companies owned or controlled by PCB, which may create a conflict of interest. Although Israeli law imposes procedural requirements, like obtaining special approvals, in order to approve extraordinary interested party transactions, we cannot be certain that those procedures will eliminate the possible detrimental effects of any of these potential conflicts of interest. In addition, under a management services agreement between PCB, our principal shareholder, and us, both Mr. Rafi Amit, our general manager, and Mr. Yotam Stern, our chief financial officer, may dedicate up to 25% of their time to PCB.

THE EFFECTS OF ANTI-TAKEOVER PROVISIONS COULD INHIBIT THE ACQUISITION OF US BY OTHERS.

Some of the provisions of our articles of association and Israeli law could, together or separately:

- discourage potential acquisition proposals;

- delay or prevent a change in control; and

- limit the price that investors might be willing to pay in the future for our ordinary shares.

We are subject to Israeli corporate law. Generally, under Israeli corporate law, a merger may be effected (1) if effected within the framework of an "arrangement," the merger is subject to approval by the court and a majority of shareholders present and voting on the proposed merger, holding at least 75% of the shares represented at the shareholders' meeting and a similar majority at the creditors' meeting or; (2) if effected not within the framework of an "arrangement," if it receives the approval of the board of directors and shareholders of both merging companies, and 70 days have passed from the date the merger proposal was filed with the Registrar of Companies. Additionally, a tender offer for our shares, or the acquisition of the interests of our minority shareholders, may be subject to the requirements of Israeli corporate law. The requirements of Israeli corporate law generally make these forms of acquisition significantly more difficult than under United States corporate laws.

Israeli tax law treatment for acquisitions, like stock-for-stock exchanges between an Israeli company and a foreign company, may be less favorable than the treatment that may be available under U.S. tax law. Israeli tax law may, for instance, subject a shareholder who exchanges his shares in us for shares in a foreign corporation to immediate taxation.

In addition, our technology developed pursuant to the terms of the Law for the Encouragement of Industrial Research and Development, 1984 may not be transferred to third parties without the prior approval of a governmental committee. This approval is not required for the export of any products resulting from that research and development. Approval for the transfer of technology may be granted only if the recipient abides by all of the provisions of the research law and its associated regulations, including the restrictions on the transfer of know-how, the obligation to manufacture in Israel and the obligation to pay royalties in an amount that may be increased. These requirements could inhibit the acquisition of us by others. There can be no assurance that this consent, if requested, will be granted.

RISKS RELATING TO OUR OPERATIONS IN ISRAEL

CONDUCTING BUSINESS IN ISRAEL ENTAILS SPECIAL RISKS.

We are incorporated under the laws of, and our principal offices are located in, the State of Israel. We are directly influenced by the political, economic and military conditions affecting Israel. Our product development depends on components imported from outside of Israel. A majority of our sales occur outside of Israel. We could be adversely affected by:

- any major hostilities involving Israel;

- the interruption or curtailment of trade between Israel and its present trading partners;

- a significant increase in inflation; and

- a significant downturn in the economic or financial condition of Israel.

There remain a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operating results, financial condition or the expansion of our business.

THE ISRAELI RATE OF INFLATION MAY NEGATIVELY IMPACT OUR COSTS IF IT EXCEEDS THE RATE OF DEVALUATION OF THE NEW ISRAELI SHEKEL AGAINST THE U.S. DOLLAR.

We generate most of our revenues in dollars but we incur the majority of our salary and operating expenses in new Israeli shekels, or NIS. As a result, we bear the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, which will increase our costs expressed in dollars.

THE GOVERNMENT PROGRAMS AND TAX BENEFITS IN WHICH WE CURRENTLY PARTICIPATE OR FROM WHICH WE RECEIVE BENEFITS, REQUIRE US TO MEET SEVERAL CONDITIONS. THESE PROGRAMS OR BENEFITS MAY BE TERMINATED OR REDUCED IN THE FUTURE, WHICH COULD INCREASE OUR COSTS.

Since our inception, we have relied on government grants for the financing of a significant portion of our product development expenditures. We have received and continue to receive grants and we participate in programs sponsored by the Government of Israel through the Ministry of Industry and Trade, Office of the Chief Scientist. In addition, we benefit from government programs and tax benefits, particularly as a result of the Approved Enterprise status of our existing facilities. To be eligible for these programs and tax benefits, we must continue to meet certain conditions, including:

- making investments in fixed assets, the amount of which varies depending on the program approved by the Government of Israel;

- financing at least 30% of the investment for the Approved Enterprise with share capital; and

- receiving revenues from the Approved Enterprise.


The tax benefits could be cancelled and we may be required to refund the tax benefits already received if we fail to meet these conditions in the future. These programs and tax benefits may not be continued in the future at their current levels or at any level or our requests for continued participation in these programs may not be approved. In May 2000, the Israeli government approved in principle a tax reform proposal that would reduce or eliminate some of these benefits in the future. Legislation will be required to implement these changes and we are not certain whether legislation will be enacted. If the tax reform recommendations are enacted, we may be required to pay taxes in the future at the rate of 10% on our profits derived from approved enterprises, which are currently exempt from income tax.


The terms of the Israeli government participation in research and development programs also require that the manufacture of products developed with government grants be performed in Israel. However, in the event that any of the manufacturing rights are transferred with the approval of Israel's Office of the Chief Scientist, we would be required to pay royalties at a higher royalty rate and an increased aggregate pay back amount in proportion to manufacturing performed outside of Israel. This could result in our being required to repay up to three times the amount of our original grant. The lack of approval by Israel's Office of the Chief Scientist with respect to the transfer of manufacturing rights out of Israel could have a material adverse effect on our ability to enter into strategic alliances in the future that provide for the transfer of manufacturing rights.

IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US, OUR OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THIS PROSPECTUS OR TO ASSERT U.S. SECURITIES LAW CLAIMS IN ISRAEL.

We are incorporated in Israel. Substantially all of our executive officers and directors and our Israeli accountants and attorneys, are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of these persons. Additionally, it may be difficult for you to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel. For further information regarding enforceability of civil liabilities against us and other persons, see "Enforceability of Civil Liabilities."

                           FORWARD LOOKING STATEMENTS

The information in this prospectus contains forward-looking statements. These statements may be found under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources," and "Business." Forward-looking statements typically are identified by use of terms including "may," "will," "believe," "expect," "anticipate," "estimate" and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including technological changes, increased competition, insufficient capital resources and adverse economic conditions. You should also consider carefully the statements under "Risk Factors" and other sections of this prospectus, which address additional factors that could cause our actual results to differ from those reflected in the forward-looking statements.

                                USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares we are offering will be approximately $54.5 million. If the underwriters fully exercise the over-allotment option, the net proceeds to us will be approximately
$63.0 million, assuming an initial public offering price of $11.00 per share. "Net proceeds" is what we expect to receive after paying the underwriting discount and expenses of the offering. The principal purposes of this offering are to increase our working capital, to create a public market for our shares, to facilitate future access to public capital markets and to increase our visibility in the marketplace.

We intend to use a portion of the proceeds of this offering as follows:

- completion of our new facility, estimated to cost a total of $4.0 million; and

- repayment of indebtedness which as of March 31, 2000 was $0.9 million owed to PCB Ltd. and $9.0 million owed to Bank Leumi under credit facilities.

Prior to July 1, 2000, the PCB loan was linked to the Israeli consumer price index and bore interest at a fixed rate of 2% per year. As of July 1, 2000, the PCB loan is linked to the U.S. dollar and bears interest at a fixed rate of 6.5% per year. This loan matures upon the earlier of completion of this offering or December 31, 2000. The Bank Leumi credit facilities bear interest at various rates. The Bank Leumi credit facilities bear interest as follows: (1) loans in NIS bear interest at rates ranging from Israeli prime rate minus 0.5% to Israeli prime rate plus 1% per year; (2) loans in Euros bear interest at the rate of 5.5% per year; and (3) loans in U.S. dollars bear interest at the rate of 8% per year. These credit facilities are extendible on a monthly basis, with respect to loans in NIS, and on a quarterly basis, with respect to foreign currency loans.

We currently intend to use the remaining net proceeds over time:

- to fund our sales and marketing activities;

- to invest in research and development activities; and

- for other general corporate purposes.

As of the date of this prospectus, we have not made any specific expenditure plans with respect to these remaining net proceeds. Therefore, we cannot specify with certainty the particular uses for the net proceeds to be received upon completion of this offering. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.

We believe that opportunities exist for the possible acquisition of additional businesses and technologies or the establishment of joint ventures that are complementary to our current or future business. Currently, we have no specific plans or commitments with respect to any acquisitions or joint ventures. We cannot be certain that we will complete any acquisition or joint venture or that, if completed, any acquisition or joint venture will be successful.

Until we use the net proceeds of the offering, we will invest the funds in interest-bearing investments with interest and principal linked to the dollar, hedged to the dollar or linked to the Israeli consumer price index, or deposit the funds in dollar-linked or dollar-hedged bank accounts in Israel, Europe or the United States.

                                DIVIDEND POLICY

We have never paid any cash dividends on our share capital. We anticipate that we will retain earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

We participate in the "alternative benefits program" under the Law for the Encouragement of Capital Investments, 1959, under which we realize tax exemptions. If we distribute a cash dividend from income which is tax exempt, we would have to pay corporate tax at the rate of up to 25% on an amount equal to the amount distributed and the corporate tax which would have been due in the absence of the tax exemption.

Cash dividends may be paid by an Israeli company only out of profits as determined under Israeli law. Our articles of association provide that dividends will be paid in accordance with our board's resolution. See "Description of Ordinary Shares" and "Israeli Taxation."

                                 CAPITALIZATION

The following table shows our actual capitalization and our short-term bank credit and our as adjusted capitalization on March 31, 2000. The "As Adjusted" column of the following table assumes the completion of the offering at an assumed initial offering price of $11.00 per share and the use of the net proceeds as described under "Use of Proceeds."

                                                                  MARCH 31, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (In thousands)
Short-term bank credit......................................   $8,997           --
                                                               ======
Due to PCB Ltd. (short-term)................................   $  925           --
                                                               ------      -------
Shareholders' equity
Ordinary shares, NIS 0.01 par value; 100,000,000 shares
  authorized; 16,261,002 shares issued and outstanding
  actual, 21,861,002 issued and outstanding as adjusted.....   $   98      $   112
Additional paid-in capital..................................    1,240       55,710
Unearned portion of compensatory stock options..............      (92)         (92)
Retained earnings...........................................    3,870        3,870
                                                               ------      -------
      Total shareholders' equity............................   $5,116      $59,600
                                                               ------      -------
          Total capitalization..............................   $6,041      $59,600
                                                               ======      =======

                                    DILUTION

Our net tangible book value on March 31, 2000 was approximately $3.5 million or $0.22 per share. "Net tangible book value" is total assets minus the sum of liabilities and intangible assets. "Net tangible book value per share" is net tangible book value divided by the total number of shares outstanding before the offering.

After giving effect to adjustments relating to the offering, our pro forma net tangible book value on March 31, 2000, would have been $59.4 million or $2.72 per share. The adjustments made to determine pro forma net tangible book value per share are the following:

- An increase in total assets to reflect the net proceeds of the offering as described under "Use of Proceeds."

- The addition of the number of shares offered by this prospectus to the number of shares outstanding.

The following table illustrates the pro forma increase in net tangible book value of $2.50 per share and the dilution to new investors. Dilution is the difference between the offering price per share and net tangible book value per share.

        Initial public offering price per share.....................              $11.00
          Net tangible book value per share as of March 31, 2000....     0.22
          Increase in net tangible book value per share attributable
            to the offering.........................................     2.50
                                                                       ------
        Pro forma net tangible book value per share as of March 31,
          2000 after giving effect to the offering..................                2.72
                                                                                  ------
        Dilution per share to new investors in the offering.........              $ 8.28
                                                                                  ======

The following table shows the difference between existing shareholders and new investors with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share. The table does not reflect the underwriting discount and the expenses related to the offering.

                                                                                               AVERAGE
                                                    ORDINARY                  TOTAL             PRICE
                                                SHARES PURCHASED          CONSIDERATION          PER
                                              ---------------------   ----------------------   ORDINARY
                                                NUMBER     PERCENT      AMOUNT      PERCENT     SHARES
                                              ----------   --------   -----------   --------   --------
Existing shareholders.......................  16,261,002     74.4%    $   375,000      0.6%     $ 0.02
New investors(1)............................   5,600,000     25.6%    $61,600,000     99.4%      11.00
                                              ----------    -----                    -----
  Total.....................................  21,861,002    100.0%    $61,975,000    100.0%
                                              ----------    -----                    -----

------------------------------

(1) If the underwriters' over-allotment option is exercised in full the number of shares held by new investors will be increased to 6,440,000 or 28.4% of the total number of ordinary shares outstanding after this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

This section presents selected historical consolidated financial data of Camtek. You should read carefully the consolidated financial statements included in this prospectus, including the notes to the consolidated financial statements. The selected consolidated financial data in this section are not intended to replace the financial statements.

Camtek derived the statement of operations data for the years ended
December 31, 1997, 1998 and 1999, and balance sheet data as of December 31, 1998 and 1999 from the audited financial statements in this prospectus. The consolidated financial statements for the years ended December 31, 1997, 1998, and 1999 were jointly audited by Goldstein Sabo Tevet and Richard A. Eisner & Company, LLP, independent auditors. Camtek derived the statement of operations data for the years ended December 31, 1995 and 1996, and the balance sheet data as of December 31, 1995, 1996 and 1997 from audited financial statements that are not included in the prospectus. The statement of operations data for the three months ended March 31, 1999 and 2000 and the balance sheet data as of March 31, 2000 are derived from Camtek's unaudited financial statements in this prospectus. In the opinion of Camtek's management, the unaudited financial statements have been prepared on a basis consistent with the financial statements in the prospectus, and include all adjustments, consisting only of normal recurring adjustments necessary for a fair statement of the financial position and results of operations for these unaudited periods. Historical results are not necessarily indicative of results to be expected in the future or for the full year.

For all fiscal periods for which consolidated financial data are set forth below, as applied to our audited consolidated financial statements, Israeli GAAP and United States GAAP do not differ in any material respect.

                                                                                                                 THREE MONTHS
                                                                                                                     ENDED
                                                                     YEAR ENDED DECEMBER 31,                       MARCH 31,
                                                       ----------------------------------------------------   -------------------
                                                         1995       1996       1997       1998       1999       1999       2000
                                                       --------   --------   --------   --------   --------   --------   --------
                                                                                                                  (UNAUDITED)
                                                                         (In thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Revenues.............................................  $ 4,677    $ 7,692    $15,733    $20,343    $23,892    $ 4,417    $10,517
Cost of revenues.....................................    2,946      3,990      6,602     10,095     12,159      2,096      4,867
                                                       -------    -------    -------    -------    -------    -------    -------
Gross profit.........................................    1,731      3,702      9,131     10,248     11,733      2,321      5,650
Research and development cost:
  Expenses...........................................      820      1,400      2,138      3,503      4,307        946      1,455
  Less royalty-bearing participations from the
    Government of Israel.............................      347        477        565      1,177      1,888         --        516
                                                       -------    -------    -------    -------    -------    -------    -------
  Research and development costs, net................      473        923      1,573      2,326      2,419        946        939
Selling, general and administrative expenses.........    1,213      2,781      5,429      6,848      7,827      1,809      2,154
                                                       -------    -------    -------    -------    -------    -------    -------
Operating income (loss)..............................       45         (2)     2,129      1,074      1,487       (434)     2,557
Financial and other (expenses) income, net...........     (155)      (333)      (137)       241       (862)      (467)      (605)
                                                       -------    -------    -------    -------    -------    -------    -------
Income (loss) before income taxes....................     (110)      (335)     1,992      1,315        625       (901)     1,952
Provision for income taxes...........................       --         --         --         --         --         --        241
                                                       -------    -------    -------    -------    -------    -------    -------
Net income (loss)....................................  $  (110)   $  (335)   $ 1,992    $ 1,315    $   625    $  (901)   $ 1,711
                                                       =======    =======    =======    =======    =======    =======    =======
Earnings (loss) per ordinary shares outstanding
  Basic..............................................  $ (0.01)   $ (0.02)   $  0.13    $  0.09    $  0.04    $ (0.06)   $  0.11
                                                       =======    =======    =======    =======    =======    =======    =======
  Diluted............................................  $ (0.01)   $ (0.02)   $  0.12    $  0.08    $  0.04    $ (0.06)   $  0.10
                                                       =======    =======    =======    =======    =======    =======    =======
Weighted average number of shares outstanding:
  Basic..............................................   15,020     15,020     15,020     15,020     15,226     15,020     16,261
  Diluted............................................   15,020     15,890     16,130     16,494     16,422     15,020     16,830

                                                                                  DECEMBER 31,                        MARCH 31,
                                                              ----------------------------------------------------   -----------
                                                                1995       1996       1997       1998       1999        2000
                                                              --------   --------   --------   --------   --------   -----------
                                                                                                                     (UNAUDITED)
                                                                                        (In thousands)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $   425    $   276    $   566    $   328    $   538      $ 1,647
Working capital.............................................   (1,745)    (2,527)      (588)        12       (304)         676
Total assets................................................    4,380      6,892     10,283     12,915     18,613       24,434
Total debt..................................................    3,174      5,361      5,474      6,854      8,479        9,922
Shareholders' equity (deficit)..............................     (708)    (1,046)     1,034      2,420      3,389        5,116

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

YOU SHOULD READ THIS DISCUSSION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION INCLUDED IN THIS PROSPECTUS.

OVERVIEW

We design, develop, manufacture and market technologically advanced and cost-effective AOI systems and related products used to detect defects in printed circuit boards during the manufacturing process. We began operations in 1987 and during our first years of operation, we were engaged in the development, production and marketing of a manual optical inspection system for the detection of manufacturing defects in printed circuit boards. In 1992, PCB purchased all of our shares then held by Camtek Corp. N.V., and became the holder of a controlling interest of 66 2/3% in us. In April 1996, PCB purchased all of the remaining shares of Camtek and Camtek became a wholly-owned subsidiary of PCB.

During 1993, we began development of our AOI systems and sold our first AOI systems in the last quarter of 1994. Since 1995, we have derived substantially all of our revenues from sales of our AOI systems and the remainder of our revenues from sales of related services.

We recognize revenues from the sales of our products upon the acceptance of our AOI systems, which, in general, occurs no earlier than at the time we install the AOI system at the customer's site. The total cost of our AOI systems listed in inventory which have been delivered to customers on a trial or contingency basis was approximately $2.3 million as of March 31, 2000.

We recognize revenues from the provision of services at the time the service is provided or, if provided under a service contract, over the life of the contract on a straight-line basis. We expect that revenues from the performance of services and, in particular, from service contracts, will increase with the increase in the installed base and as more high-volume manufacturers are added to our customer base. High-volume manufacturers are likely to enter into service contracts more often than lower-volume customers. Estimated warranty obligations are charged to operations in the period in which the associated revenue is recognized. Our research and development costs are expensed as incurred.

Grants received from the Office of the Chief Scientist for approved research and development programs are recognized upon the later of the time the costs related to a particular project are incurred and the time that project receives approval from the Office of the Chief Scientist. Royalties related to those grants are included in selling, general and administrative expenses when paid. See "Business--Research and Development."

We sell our products to PCB at a discount of 30% off the list price of our AOI systems. Sales to PCB represented 0.3% of sales in 1998, 3.4% of sales in 1999 and 4.5% of sales in the three months ended March 31, 2000.

The currency of the primary economic environment in which our operations are conducted is the dollar. Most of our revenues are derived in dollars while the prices of most of our materials and components are purchased in dollars or are linked to changes in the dollar/NIS exchange rate effective on the date of delivery of the goods to our factory. Most of our marketing expenses are also denominated in dollars or are dollar linked. Salaries and other operating expenses in Israel are paid in NIS. In our consolidated financial statements, transactions and balances originally denominated in dollars are presented at their original amounts. In Europe, our sales are denominated in European currencies. Gains and losses arising from non-dollar transactions and balances are included in the determination of net income as part of financial expenses, net.

RESULTS OF OPERATIONS

The following table sets forth the percentage relationships of these items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

                                                                                      THREE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,            MARCH 31,
                                                     ------------------------------   -------------------
                                                       1997       1998       1999       1999       2000
                                                     --------   --------   --------   --------   --------
Revenues...........................................   100.0%     100.0%     100.0%     100.0%     100.0%
Cost of revenues...................................    42.0       49.6       50.9       47.5       46.3
                                                      -----      -----      -----      -----      -----
Gross profit.......................................    58.0       50.4       49.1       52.5       53.7
                                                      -----      -----      -----      -----      -----
  Research and development costs, net..............    10.0       11.4       10.1       21.4        8.9
  Selling, general and administrative expenses.....    34.5       33.7       32.8       41.0       20.5
                                                      -----      -----      -----      -----      -----
Operating income (loss)............................    13.5        5.3        6.2       (9.9)      24.3
Financial and other (expenses) income, net.........    (0.8)       1.2       (3.6)     (10.5)      (5.7)
                                                      -----      -----      -----      -----      -----
Income (loss) before income taxes..................    12.7        6.5        3.0      (20.4)      18.6
Provision per income taxes.........................      --         --         --         --        2.3
                                                      -----      -----      -----      -----      -----
Net income (loss)..................................    12.7%       6.5%       2.6%     (20.4)%     16.3%
                                                      =====      =====      =====      =====      =====

                                                                                      THREE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,            MARCH 31,
                                                     ------------------------------   -------------------
                                                       1997       1998       1999       1999       2000
                                                     --------   --------   --------   --------   --------
Sales by Geographic Region:
United States......................................    34.3%      45.3%      22.7%      22.0%      21.0%
Europe.............................................    20.1       21.5       20.9       41.0       25.5
Taiwan.............................................    18.4       20.5       25.3       11.2       12.2
Japan..............................................    12.2        2.6        5.5        2.4        4.9
Other Asia.........................................    12.2        9.0       22.1       22.1       30.2
Rest of World......................................     2.8        1.1        3.5        1.3        6.2
                                                      -----      -----      -----      -----      -----
      Total........................................   100.0%     100.0%     100.0%     100.0%     100.0%
                                                      =====      =====      =====      =====      =====

THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO THREE MONTHS ENDED MARCH 31, 1999

REVENUES. Revenues increased 138.6% to $10.5 million in the three months ended March 31, 2000 from $4.4 million in the three months ended March 31, 1999 as a result of increased sales of our new Orion AOI systems that were introduced in the second quarter of 1999. A significant portion of this increase resulted from sales in Asia, which increased from 35.7% of revenues in the three months ended March 31, 1999 to 47.3% of revenues in the three months ended March 31, 2000. We believe that the percentage of our revenues derived from sales in Asia will increase as printed circuit board manufacturing in Asia grows. We anticipate that our revenue growth for the six months ended June 30, 2000 as compared to the six months ended June 30, 1999 will be comparable to the revenue growth we experienced in the three months ended March 31, 2000 as compared to the three months ended March 31, 1999. Results for the six months ended June 30, 2000 are not yet available and accordingly, we are not making a statement as to profitability for this period.

GROSS PROFIT. Our gross profit consists of revenues less cost of revenues, which includes the cost of components, other production materials, labor, depreciation, factory overhead, installation and training. These expenditures are only partially affected by sales volume. Our gross profit increased 147.8% to $5.7 million in three months ended March 31, 2000 from $2.3 million in three months ended March 31,

1999. Gross margin increased slightly to 53.7% in the three months ended March 31, 2000 from 52.5% in the three months ended March 31, 1999.

RESEARCH AND DEVELOPMENT COSTS, NET. Research and development expenses consist primarily of salaries and costs associated with subcontracting certain development efforts. Before participation by the Office of the Chief Scientist, research and development expenses increased 66.7% to $1.5 million in the three months ended March 31, 2000 from $0.9 million in the three months ended
March 31, 1999. This increase was offset by the receipt of $516,000 of participation from the Office of the Chief Scientist in the three months ended March 31, 2000 as compared to no participation in the three months ended March 31, 1999. The net research and development expense decreased 0.7% from $946,000 in the three months ended March 31, 1999 to $939,000 in the three months ended March 31, 2000.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, royalties, promotional and travel, and rent costs. Our selling, general and administrative expenses increased 22.2% to $2.2 million in the three months ended March 31, 2000 from $1.8 million in the three months ended
March 31, 1999. Selling, general and administrative expenses as a percentage of revenues decreased to 20.5% in the three months ended March 31, 2000 from 41.0% in the three months ended March 31, 1999, due to the fact that the majority of these expenditures are fixed, and as a result of a decrease in our use of sales agents.

FINANCIAL AND OTHER (EXPENSES) INCOME, NET. We had a net financial expense of $605,000 in the three months ended March 31, 2000, as compared to a net financial expense of $467,000 in the three months ended March 31, 1999. This difference is the result of increased interest expense due to higher borrowings and fluctuations in the value of the dollar against the Israeli and European currencies.

PROVISION FOR INCOME TAXES. We had a provision for income taxes of $241,000 in the three months ended March 31, 2000. We had no provision for income taxes for the three months ended March 31, 1999. The provision in 2000 was attributable to the expiration of our initial approved enterprise status.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

REVENUES. Revenues increased 17.7% to $23.9 million in 1999 from $20.3 million in 1998 as a result of increased sales of our new Orion AOI systems that were introduced in 1999 and an increase in service revenue. Service revenue increased from $705,000 in 1998 to $1,911,000 in 1999 as a result of an increase in our installed base. Revenues from sales in the United States decreased from 45.3% of revenues in 1998, to 22.7% of revenues in 1999. This decrease was primarily the result of a large sale of our AOI systems to a high-volume U.S. printed circuit board manufacturer in 1998, which accounted for 12.6% of our revenues during that year, and a shift in our market focus to the growing markets in Taiwan and other countries in Asia in 1999.

GROSS PROFIT. Our gross profit increased 14.7% to $11.7 million in 1999 from $10.2 million in 1998. Gross margin, however, decreased slightly to 49.1% in 1999 from 50.4% for 1998. The 1.3% decrease in our gross margin resulted primarily from the introduction of the Orion product line, which was accompanied by introductory prices and trade-ins.

RESEARCH AND DEVELOPMENT COSTS, NET. Before participation by the Office of the Chief Scientist, research and development expenses increased 22.9% to $4.3 million in 1999 from $3.5 million in 1998 due to an increase in the number of research and development projects. The net research and development expenses increased 4.0% from $2.3 million in 1998 to $2.4 million in 1999. This smaller increase in the net expense was due to approval by the Office of the Chief Scientist of more extensive development programs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Our selling, general and administrative expenses increased 14.7% to $7.8 million in 1999 from $6.8 million in 1998. Selling, general and administrative expenses as a percentage of revenues decreased slightly in 1999, due to an increase in our sales and the fact that the majority of these expenses are fixed.

FINANCIAL AND OTHER (EXPENSES) INCOME, NET. We had a net financial expense of $862,000 in 1999, as compared to a net financial income of $241,000 in 1998. This difference is the result of increased interest due to higher borrowings and fluctuations in the value of the dollar against the Israeli and European currencies. In 1998, there were two factors that caused us to have financial income instead of financial expenses:

- a real devaluation of the NIS against the dollar, which means that the devaluation rate exceeded the inflation rate; as a result, our bank debt and debt to PCB decreased at a rate higher than the interest on those debts; and

- a devaluation of the dollar against European currencies meant that our accounts receivable from our European customers were worth more in dollar terms.

In 1999, the effect was the opposite. While there was a slight appreciation of the NIS against the dollar, the rate of inflation was higher than the rate of devaluation (appreciation). In addition, the interest rates in Israel increased during the year and resulted in higher financial expenses. Additionally, in 1999, there was a devaluation of the European currencies against the dollar, which meant that our accounts receivable from our European customers were worth less in dollar terms.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

REVENUES. Revenues increased 29.3% to $20.3 million in 1998 from $15.7 million in 1997. The increase in revenues was due primarily to an increase in unit sales to various high volume printed circuit board manufacturers in the United States and Europe, which was partially offset by decreased sales to Japan and Korea as a result of the economic crisis in Asia. In 1998, sales to one end user in the United States accounted for 12.6% of revenues. In 1997, sales to one end user accounted for 11.0% of revenues.

GROSS PROFIT. Gross profit increased 12.1% to $10.2 million in 1998 from $9.1 million in 1997. Gross margins decreased to 50.4% in 1998 from 58.0% in 1997. Gross margins decreased due to the expansion of our production facilities and customer support personnel in accordance with our forecast of accelerated sales, not realized primarily due to the economic crisis in Asia during the last two quarters of 1998.

RESEARCH AND DEVELOPMENT COSTS, NET. Before participations from the Office of the Chief Scientist, research and development expenses increased 66.7% to $3.5 million in 1998 from $2.1 million in 1997. This increase was due primarily to an expansion in our research and development activities and the hiring of more employees for those purposes.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 25.9% to $6.8 million in 1998 from $5.4 million in 1997. The increase in selling, general and administrative expenses was due largely to the expansion of our marketing efforts in 1998, for which we incurred additional expenses including salaries and sales commissions paid to sales representatives and agents. Selling, general and administrative expenses as a percentage of revenues decreased to 33.7% in 1998 from 34.5% in 1997 due primarily to improved economies of scale.

FINANCIAL AND OTHER (EXPENSES) INCOME, NET. We had a net financial income of $241,000 in 1998 as compared to net financial expenses of $137,000 in 1997, resulting from differences in the rate of inflation in Israel relative to the rate of devaluation of the dollar as against the NIS.

QUARTERLY RESULTS OF OPERATIONS

The following table shows unaudited quarterly financial information for each of the past nine quarters. We have prepared this information on the same basis as our audited consolidated financial statements. This information should be read in conjunction with our consolidated financial statements.

                                                                 QUARTERS ENDED
                                --------------------------------------------------------------------------------
                                MARCH 31,    JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,    JUNE 30,   SEPT. 30,
                                   1998        1998       1998        1998        1999        1999       1999
                                ----------   --------   ---------   --------   ----------   --------   ---------
                                                                 (In thousands)
Revenues......................   $ 4,872     $ 4,831     $ 5,126    $ 5,514     $ 4,417     $ 4,651     $ 6,820
Cost of revenues..............     2,287       2,444       2,693      2,671       2,096       2,568       3,558
                                 -------     -------     -------    -------     -------     -------     -------
Gross profit..................     2,585       2,387       2,433      2,843       2,321       2,083       3,262
                                 -------     -------     -------    -------     -------     -------     -------
  Research and development
    costs, net................       917         124         543        742         946         158         644
  Selling, general and
    administrative expenses...     1,438       1,838       1,721      1,851       1,809       1,762       2,056
                                 -------     -------     -------    -------     -------     -------     -------
Operating income (loss).......       230         425         169        250        (434)        163         562
Financial and other (expenses)
  income, net.................        (8)        (22)        177         94        (467)       (287)        304
                                 -------     -------     -------    -------     -------     -------     -------
Income (loss) before income
  taxes.......................       222         403         346        344        (901)       (124)        866
Provision for income taxes....        --          --          --         --          --          --          --
                                 -------     -------     -------    -------     -------     -------     -------
Net income (loss).............   $   222     $   403     $   346    $   344     $  (901)    $  (124)    $   866
                                 =======     =======     =======    =======     =======     =======     =======
Earnings (loss) per ordinary
  share
Basic.........................   $  0.01     $  0.03     $  0.02    $  0.02     $ (0.06)    $ (0.01)    $  0.06
                                 =======     =======     =======    =======     =======     =======     =======
Diluted.......................   $  0.01     $  0.02     $  0.02    $  0.02     $ (0.06)    $ (0.01)    $  0.05
                                 =======     =======     =======    =======     =======     =======     =======
Weighted average number of
  ordinary shares outstanding
Basic.........................    15,020      15,020      15,020     15,020      15,020      15,020      15,020
Diluted.......................    16,318      16,422      16,480     16,518      15,020      15,020      16,484

                                   QUARTERS ENDED
                                ---------------------
                                DEC. 31,   MARCH 31,
                                  1999        2000
                                --------   ----------
                                   (In thousands)
Revenues......................  $ 8,004     $10,517
Cost of revenues..............    3,937       4,867
                                -------     -------
Gross profit..................    4,067       5,650
                                -------     -------
  Research and development
    costs, net................      671         939
  Selling, general and
    administrative expenses...    2,200       2,154
                                -------     -------
Operating income (loss).......    1,196       2,557
Financial and other (expenses)
  income, net.................     (412)       (605)
                                -------     -------
Income (loss) before income
  taxes.......................      784       1,952
Provision for income taxes....       --         241
                                -------     -------
Net income (loss).............  $   784     $ 1,711
                                =======     =======
Earnings (loss) per ordinary
  share
Basic.........................  $  0.05     $  0.11
                                =======     =======
Diluted.......................  $  0.05     $  0.10
                                =======     =======
Weighted average number of
  ordinary shares outstanding
Basic.........................   15,848      16,261
Diluted.......................   16,426      16,830

                                                                 QUARTERS ENDED
                                --------------------------------------------------------------------------------
                                MARCH 31,    JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,    JUNE 30,   SEPT. 30,
                                   1998        1998       1998        1998        1999        1999       1999
                                ----------   --------   ---------   --------   ----------   --------   ---------
Revenues......................    100.0%      100.0%      100.0%     100.0%       100.0%      100.0%     100.0%
Cost of revenues..............     46.9        50.6        52.5       48.4         47.5        55.2       52.2
                                  -----       -----       -----      -----       ------      ------      -----
Gross profit..................     53.1        49.4        47.5       51.6         52.5        44.8       47.8
                                  -----       -----       -----      -----       ------      ------      -----
  Research and development
    costs, net................     18.8         2.6        10.6       13.5         21.4         3.4        9.4
  Selling, general and
    administrative expenses...     29.6        38.0        33.6       33.6         41.0        37.9       30.2
                                  -----       -----       -----      -----       ------      ------      -----
Operating income (loss).......      4.7         8.8         3.3        4.5         (9.8)        3.5        8.2
Financial and other (expenses)
  income, net.................     (0.1)       (0.5)        3.5        1.7        (10.6)       (6.2)       4.5
                                  -----       -----       -----      -----       ------      ------      -----
Income (loss) before income
  taxes.......................      4.6         8.3         6.8        6.2        (20.4)       (2.7)      12.7
Provision for income taxes....       --          --          --         --           --          --         --
                                  -----       -----       -----      -----       ------      ------      -----
Net income (loss).............      4.6%        8.3%        6.8%       6.2%       (20.4)%      (2.7)%     12.7%
                                  =====       =====       =====      =====       ======      ======      =====

                                   QUARTERS ENDED
                                --------------------
                                DEC. 31,   MARCH 31,
                                  1999       2000
                                --------   ---------
Revenues......................   100.0%      100.0%
Cost of revenues..............    49.2        46.3
                                 -----      ------
Gross profit..................    50.8        53.7
                                 -----      ------
  Research and development
    costs, net................     8.4         8.9
  Selling, general and
    administrative expenses...    27.5        20.5
                                 -----      ------
Operating income (loss).......    14.9        24.3
Financial and other (expenses)
  income, net.................    (5.1)       (5.7)
                                 -----      ------
Income (loss) before income
  taxes.......................     9.8        18.6
Provision for income taxes....      --         2.3
                                 -----      ------
Net income (loss).............     9.8%       16.3%
                                 =====      ======

Our quarterly results of operations may be subject to significant fluctuations due to several factors, including the size, timing and shipment of orders, customer budget cycles, the timing of new product upgrade or enhancement announcements, or product introductions and general economic conditions as they affect the industry.

Revenues in the first quarter of 1999 decreased as a result of fewer sales of our older product line due to anticipation of the introduction of our Orion product line. Our revenues recovered and increased in the third and fourth quarters of 1999 and the first quarter of 2000 due to market acceptance of our Orion products which resulted in an increased number of sales of AOI systems. Gross margin decreased significantly from 52.5% in the the first quarter of 1999 to 44.8% in the three months ended June 30, 1999 due to the introduction, in the second quarter of 1999, of the Orion product line accompanied by introductory prices and trade-ins. Additionally, grants received from the Office of the Chief Scientist for research and development are recognized upon the later of the time the costs related to a particular project are incurred and the time such project receives approval from the Office of the Chief Scientist. As a result, operating income can fluctuate significantly due to the timing of recognition of grants from the the Office of Chief Scientist. Given the relatively small number of AOI systems which constitute our sales in each quarter, the timing of sales of a few AOI systems may significantly change the results of operations in any given quarter.

Our quarterly and annual operating results have in the past varied significantly depending upon a variety of factors, many of which are beyond our control. We generally arrange shipment of our AOI systems soon after receipt of orders and we have, therefore, traditionally operated with relatively little backlog. Accordingly, the shifting of any large order of AOI systems from one fiscal quarter to another fiscal quarter could cause substantial variability in our quarterly results of operations. We cannot be certain that revenues and net income, if any, in any particular quarter or year will not be lower than revenues and net income, if any, in a preceding or comparable quarter or quarters or year or years. Furthermore, period-to-period comparisons of our results of operations may not necessarily be meaningful and you should not rely upon them as indications of future performance.

LIQUIDITY AND CAPITAL RESOURCES

During 1997, we generated a positive cash flow from operations of $2.3 million, of which $1.5 million was used to repay a portion of the PCB loan. During 1998, 1999 and the first quarter of 2000, we financed our operations primarily through short-term bank credit lines.

At December 31, 1998, the outstanding balances of the PCB loan totaled
$3.8 million. During 1999, we repaid $2.1 million of the PCB loan, and during the first quarter of 2000 we repaid $0.8 million of the PCB loan. As of March 31, 2000, the outstanding balance of the loan, totaled $0.9 million. Until June 30, 2000, the PCB loan was linked to the Israeli CPI and bore interest at a fixed rate of 2% per year. As of July 1, 2000, the PCB loan is linked to the dollar and bears interest at a fixed rate of 6.5% per year.


We entered into a line of credit agreement with a bank. This agreement expires in July 2000 and provides for borrowings of up to approximately $1.2 million as of December 31, 1999 based on the conversion rate at that date. As of March 31, 2000, the outstanding balance of this line of credit was approximately $1.0 million. We also entered into another line of credit with the same bank, which expired in January 2000 and is extendable on a monthly basis. This credit line provided for borrowings of up to approximately $722,000 as of December 31, 1999. As of March 31, 2000, there were no borrowings under this credit line. The outstanding balance of both lines of credit at December 31, 1999 was $1.9 million. As of December 31, 1999, we had a short-term loan payable to a bank of $4.9 million bearing interest at the Israeli prime rate plus 1%. As of March 31, 2000, the outstanding balance of the short-term loan totaled
$7.9 million and bore interest at 11.1% and the outstanding balance of the credit line totaled $1.1 million. The short-term loan and credit line are collateralized by all of our assets and are guaranteed by PCB. We intend to use a portion of the proceeds from this offering to repay all of our debt. Current borrowings under our credit facilities bear interest as follows: (1) loans in NIS bear interest at rates ranging from Israeli prime rate minus 0.5% to Israeli prime rate plus 1% per year; (2) loans in Euros bear interest at the rate of 5.5% per year; and (3) loans in U.S. dollars bear interest at the rate of 8% per year.



Cash and cash equivalents were $328,000 at December 31, 1998, $538,000 at December 31, 1999 and $1.6 million at March 31, 2000. Net cash provided by operating activities was $887,000 for the three months ended March 31, 2000 as compared to net cash used in operating activities of $114,000 for the three months ended March 31, 1999. The increase in net cash provided by operating activities in 2000 resulted primarily from an increase in accounts payable in the amount of $2.6 million. The increase in accounts payable resulted primarily from an increase in inventory, including components, completed systems and partially completed systems. Net cash used in operating activities was $391,000 for 1999, compared to $610,000 for 1998. Net operating cash in 1999 was negatively impacted by increased inventory costs principally the result of
(1) increased costs associated with components for our Orion product line introduced in 1999 and (2) increased costs associated with systems required by high volume manufacturers to evaluate our AOI systems. Net cash used in operating activities in 1998 was $610,000, compared to cash flows provided by operations of $2.3 million in 1997. The decrease in net cash provided by operating activities in 1998 resulted primarily from increases in accounts receivable, that were due to increased sales with extended terms of payment, mainly to customers in the United States and Europe.


Cash used in investing activities was $315,000 in 1997, $708,000 in 1998, $1.4 million in 1999 and $414,000 in the three months ended March 31, 2000. Cash used in investing activities represents primarily purchases of manufacturing equipment and vehicles. In 1999 and the three months ended March 31, 2000, cash used in investing activities also represents investment in land and building under construction.

We believe that the net proceeds from this offering together with existing sources of liquidity and anticipated cash flow from operations will satisfy our anticipated working capital and capital equipment requirements for at least the next 18 months.

EFFECTIVE CORPORATE TAX RATE

Our production facilities, which were the subject of two "investment programs," have been granted "Approved Enterprise" status under the Law for Encouragement of Capital Investments, 1959, and consequently are eligible for tax benefits for the first several years in which they generate taxable income. We are entitled to a tax holiday for a period of ten years from the year in which the Approved Enterprise first earns taxable income, limited to 12 years from the commencement of production or 14 years from the date of approval, whichever is earlier. The period of benefits relating to our latest Approved Enterprise status will expire in 2008. The tax benefits with regard to our first investment program which received Approved Enterprise status, expired on December 31, 1999. Income related to that first investment program is now subject to a 36% corporate tax rate. The percentage of our income which will be subject to the 36% tax rate is dependent on several factors, mainly the amount of our revenues in Israel. We estimate that in the year 2000 approximately a quarter of our income will be subject to the 36% tax rate.

In the event that we operate under more than one approval or that our capital investments are only partly approved, our effective tax rate will be a weighted combination of the various applicable tax rates.

IMPACT OF INFLATION, DEVALUATION AND FLUCTUATION OF CURRENCIES ON RESULTS OF OPERATIONS, LIABILITIES AND ASSETS

Since the majority of our revenues are denominated in dollars, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS. Inflation in Israel and dollar exchange rate fluctuations, however, have some influence on our expenses and, as a result, on our net income. Our NIS costs, as expressed in dollars, increase to the extent by which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar or to the extent that the NIS appreciates in relation to the dollar.

The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel and the rate of devaluation (appreciation) of the NIS in Israel. These figures are based on reports of the Israel Central Statistics Bureau. Inflation is the percentage change in the Israeli consumer price index between December 31 of the year indicated and December of the preceding year. Devaluation is the percentage decrease in the value of the Israeli currency in relation to the dollar calculated by comparing the rate of exchange at the beginning and the end of the year.

                                                               ISRAELI     DEVALUATION
                                                              INFLATION   (APPRECIATION)
YEAR ENDED DECEMBER 31,                                        RATE %         RATE %
-----------------------                                       ---------   --------------
1995........................................................     8.1            3.9
1996........................................................    10.6            3.7
1997........................................................     7.0            8.8
1998........................................................     8.6           17.6
1999........................................................     1.3           (0.2)

QUARTER ENDED MARCH 31,
------------------------------------------------------------
1999........................................................    (1.2)          (3.0)
2000........................................................    (1.4)          (3.0)

Until March 31, 2000, we did not engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. At December 31, 1998 and December 31, 1999, we did not own any market risk sensitive instruments. In the second quarter of 2000, we converted approximately $6.0 million of our shekel dominated borrowings to U.S. dollars and hedged a portion of our shekel denominated borrowings by investing in market risk sensitive instruments as determined by our management to minimize the risks related to these borrowings. However, we intend to repay our indebtedness with the proceeds of this offering. See "Risk Factors-Risks Relating to Operations in Israel."

NEW ACCOUNTING PRONOUNCEMENTS

In December 1999, the staff of the Securities and Exchange Commission issued an accounting bulletin on revenue recognition which provides, among other matters, that when contractual acceptance provisions exist, the seller should not recognize revenue until acceptance occurs. Accordingly, in 1999, we changed our method of recognizing revenue and retroactively restated our financial statements for the prior years to conform to the accounting bulletin. When acceptance provisions exist, our accounting policy now recognizes revenue upon acceptance, which, in general, occurs no earlier than at the time we install the AOI system at the customer's premises.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. In May 1999, SFAS 133 was amended to defer its effective date. SFAS 133 will be effective for our first quarterly filing of 2001. We commenced using derivatives in the second quarter of 2000 and have not determined what the effect of SFAS No. 133 will be on our earnings and financial position.

                                    BUSINESS

GENERAL

We design, develop, manufacture and market technologically advanced and cost-effective automated optical inspection, or AOI, systems and related products used to detect defects in printed circuit boards during the manufacturing process. AOI systems are designed to ensure the quality of printed circuit boards and enhance production yield for printed circuit board manufacturers. Our market focus has been on low- and mid-volume manufacturers of high-end printed circuit boards. We have also penetrated the market comprised of high-volume manufacturers of high-end printed circuit boards and intend to increase our sales into this market with our latest product line of AOI systems, the Orion. As of March 31, 2000, we had sold 475 AOI systems in 25 countries worldwide.

We believe that our AOI systems offer printed circuit board manufacturers a high level of defect detection at a low cost per scan, thereby enhancing the quality and production yield of printed circuit boards. Our AOI systems use proprietary advanced software, as well as advanced electro-optics, precision mechanics and image processing technology. We believe that the modular design of our AOI systems and our attractive price structure enable printed circuit board manufacturers to plan their investments in AOI systems incrementally in accordance with their increasing throughput and growth. In addition, our products are designed for easy operation and maintenance which, we believe, permits less skilled operators to run the AOI systems. Our products provide customers with a single system for both inspection and verification, a concept which we refer to as Inspectify.

PCB, our parent company, engages in various aspects of electronic packaging, including the assembly of printed circuit boards and the development of advanced substrates, which are the intermediate components connecting between the chip and the printed circuit board. PCB is also one of the largest manufacturers of printed circuit boards in Israel, based on 1999 sales. We have worked closely with PCB and have utilized PCB's facilities to develop, modify and test our AOI systems during the printed circuit board manufacturing process. This relationship has provided us with insights into the needs of our customers and has enabled us to develop and refine our products and technology with a customer orientation.

INDUSTRY BACKGROUND

The printed circuit board is generally used as the basic platform to interconnect and mount a broad array of electronic components and can be found in virtually all electrical and electronic products, including consumer electronics, computers and automotive, telecommunications, industrial, medical, military and aerospace equipment. Printed circuit boards consist of traces, or "lines," of conductive material such as copper laminated on either a rigid or flexible insulated base. These conductive traces provide electrical interconnections for electronic components and are essential to the functioning of electronic products.

The continued development of more sophisticated electronic devices combining higher performance and reliability with reduced size and cost, such as portable phones and computers, has created a demand for increased complexity and miniaturization of printed circuit boards. In response to this demand, printed circuit board manufacturers are increasingly producing printed circuit boards with narrower and more dense traces, as well as multi-layer boards. Multi-layer boards consist of several layers of circuitry laminated together to form a single board with both horizontal and vertical electrical interconnections. In addition, multi-layer boards are continuing to evolve with new technologies, including sequential build up multi-layer boards. Currently, high-end printed circuit boards use conductive traces and spaces of 1.5 to 6 mils wide, with printed circuit boards of 1.5 to 2 mils representing the most advanced level in the high-end segment. One mil is the equivalent of one-thousandth of an inch. We believe that a substantial majority of AOI systems purchased by printed circuit board manufacturers are devoted to the production of multi-layer boards.

In addition, technological advances in the design and manufacture of integrated circuits have resulted in the use of advanced substrates. In recent years, the manufacturing of advanced substrates has migrated from integrated circuit manufacturers to printed circuit board manufacturers, which offer more cost-effective solutions for customers' needs. These advanced substrates, such as BGAs, are both dense and complex, using conductive traces and spaces of 1.5 to 2 mils wide.

The manufacturing process of multi-layer boards is comprised of three essential stages:

- tooling;

- production of each of the inner layers; and

- production of the external layers.

TOOLING

The pre-production stage of tooling involves the creation of the artwork, which is used as a model for the production of each layer of the printed circuit board.

PRODUCTION OF THE INNER LAYERS

Production of each of the inner layers consists of several steps commencing with the selection and cutting of a raw material panel consisting of an electricity-insulating base, covered with a foil of conducting material, which is typically copper. The cutting is followed by the photoprint process and developing stage in which the artwork is used to generate an image of the desired interconnecting pattern on the foil. This is followed by the etching process, in which excess conducting material is removed. Once etching is completed, the photoresist, a material which protects the traces of conducting material, is stripped from each inner layer. The inner layers are then aligned and laminated together with an external layer of foil. Once lamination is completed, production work begins on the external layers of the laminated board.

PRODUCTION OF THE EXTERNAL LAYERS

The first step of external layer production involves the drilling of holes in the board. This is followed by the "plating through hole" process in which conductive paths are created from the external layers to the internal layers through the drilled holes. Images of the desired interconnect pattern are created on the external layers via the photoprint process, which is followed by the etching process and the stripping of the photoresist. The board is then coated with an adhesive material which protects the conductive traces during the soldering process in the final assembly of the board. The final steps in the manufacturing process of multi-layer boards involve the finishing of the conductors, pads and holes to enable the placement of the electronic components on multi-layer boards, as well as the shaping of the board to its required dimensions and the testing of the board.

Imperfections in the various stages of the manufacturing process of printed circuit boards result in defects, like open conductive traces, electrical shorts, nicks and inappropriate line widths. Historically, conductive traces were wide and easily visible and inspections were performed manually by production floor staff. However, the increased usage of more complex, dense and miniaturized printed circuit boards has rendered non-automated visual inspection for defects impractical and has resulted in an increasing number of printed circuit board manufacturers utilizing AOI systems as part of their standard manufacturing procedure. Furthermore, the more advanced printed circuit board manufacturers have begun to use AOI systems at multiple production stages in order to better control the manufacturing process to detect defects before additional production stages are completed and to prevent serial defects due to systemic production problems.

During tooling, AOI systems are used for inspection of artwork to ensure that the proposed image of each layer is free of defects and complies with the customer's specifications. An AOI system is the only inspection method that ensures that a printed circuit board is manufactured according to a customer's design specifications, a process known as "design rule check." During inner layer production, the detection of defects by AOI systems after the developing process allows printed circuit board manufacturers to either repair the defects immediately or reinitiate the photoprint process. Detection of defects in the etched inner layer, prior to the lamination process, is crucial so that any defective individual layers may be repaired or replaced while still accessible. Once the multi-layer board is laminated, any undetected defect in any specific layer will result in discarding the entire board, thereby increasing production costs and diminishing production yields. Similarly, AOI systems are used during the production of the external layers to detect defects after developing and etching. AOI systems are also used in the final inspection of external layers in order to assure proper quality control of the finished board.

The following diagram is a flow chart showing the process of manufacturing multilayer boards and the points in the process where AOI systems are typically used:

                                     [LOGO]

According to industry reports, the aggregate worldwide sales of printed circuit boards are estimated to be $34.3 billion in 1999 and to increase to $43.3 billion in 2002. The aggregate worldwide sales of multi-layer boards in 1999 are estimated to comprise $18.4 billion, or 53.7% of total printed circuit board sales. The aggregate worldwide sales of multi-layer boards are estimated to increase to $24.1 billion by 2002. In 1998, annual capital expenditures by the printed circuit board industry were estimated at $2.2-$2.5 billion and are estimated to increase to $4.0-$4.7 billion by 2005, with AOI systems accounting for an increasing share of these capital expenditures. The market for advanced high-density substrates is estimated to grow from 2.0 billion units in 1998 to
12.8 billion units in 2003.

The printed circuit board industry is highly fragmented. Industry sources estimate that in 1998 there were 3,200 printed circuit board manufacturers worldwide. During 1998, the top 100 printed circuit board manufacturers accounted for approximately 60% of industry revenues. The printed circuit board industry is undergoing a process of consolidation, which is resulting in the creation of larger companies.

There are a number of factors currently driving the increased need for AOI systems:

- the increase in the number of printed circuit boards being produced each year in response to increased demand for electronic products and as a result of shortened product life cycles;

- the expanded use of printed circuit boards with higher densities;

- the increase in the costs of highly complex boards and the importance of the early detection of a defective layer;

- the increase in the number of purchasers of printed circuit boards insisting that AOI systems be used during the manufacturing process to ensure that board quality meets international standards;

- the proliferation of advanced substrates, such as ball grid arrays, or BGAs;

- the trend towards industry consolidation leading to the formation of larger manufacturers, which have greater capital resources to invest in capital equipment than do low-to-medium manufacturers; and

- printed circuit board manufacturers seeking to reduce the need for highly trained visual inspection operators, due to difficulties in recruiting those employees and the desire to reduce costs, thereby increasing the need for easy-to-use AOI systems.

These factors have led many printed circuit board manufacturers which had not previously been using AOI systems to purchase AOI systems and caused many of those manufacturers which have been using AOI systems to increase their purchases of these systems. Many manufacturers of high-end printed circuit boards require AOI systems which offer them low cost per scan by minimizing initial investment, set-up time, operating costs and downtime, while maximizing defect detection and throughput. While AOI systems are currently the prevalent standard for monitoring, controlling and ensuring printed circuit board manufacturing process quality, there can be no assurance that they will remain the prevalent standard. Potential new technologies and improvements to existing production equipment could significantly improve production yields, thereby lowering the cost-benefit equation currently justifying the use of AOI systems. In addition, new ways of inspecting printed circuit boards could emerge as an alternative to using AOI systems.

THE CAMTEK SOLUTION

Camtek's AOI systems offer printed circuit board manufacturers a low cost per scan and increased yield and profitability by featuring the following benefits:

- HIGH LEVEL OF DEFECT DETECTION. Our systems use proprietary advanced software, as well as advanced electro-optics, precision mechanics and image processing technology. Therefore, we believe that our AOI systems yield a high level of defect detection.

- ATTRACTIVE ENTRY PRICES. We believe that the modular design of our AOI systems and our attractive price structure, enable printed circuit board manufacturers to plan their investments in AOI systems incrementally in accordance with their increasing throughput and growth. We price our AOI systems to provide printed circuit board manufacturers with an affordable means of efficiently delivering reliable inspection and verification of printed circuit boards. The prices of our basic AOI systems justify the purchase of these AOI systems even by printed circuit board manufacturers with lower levels of production volume.

- SINGLE SYSTEM FOR INSPECTION AND VERIFICATION--INSPECTIFY. Under the Inspectify concept, the fast inspection of the panels is followed by verification, during which the operator views an enlarged video image of both the detected defects and a reference master image of the region where the defect was detected. The enlarged video image and reference master image allow the operator to easily detect and verify defects on the panels. This enables the operator to decide whether to disregard the defect, to mark the defect, to repair it or to reject the panel. Inspectify eliminates the need to stockpile printed circuit board panels in queues waiting for a dedicated verification machine, thereby minimizing material handling; shortening queuing delays; preserving workflow continuity; and speeding printed circuit board lot turnarounds.

- REAL-TIME FEEDBACK. We have developed a real-time process control method called Camtek Process Control, or CPC. With this software application, our customers have the ability to immediately identify process problems, allowing the customer to correct process faults resulting in fewer repeat defects. The CPC is designed to provide the means to move our AOI system beyond detection to prevention.

- USER-FRIENDLY DESIGN. Our products are designed to be easy to operate and maintain which, we believe, permits less skilled operators to run the AOI systems. This ease of use also results in less set up time for the machine, further improving efficiencies and reducing costs. Our products operate in the Windows NT environment, which, we believe, simplifies the operation of the inspection units by AOI system operators. These factors maximize ease of use and operator comfort, resulting in increased throughput.

- FLEXIBILITY. The affordable price of our products gives printed circuit board manufacturers the ability to purchase, within a given budget, a larger number of our AOI systems, which can then be placed in different areas of the production floor. This also decreases the likelihood of a disruption in production due to the breakdown of any specific machine.

STRATEGY

Our strategy includes the following elements:

- STRENGTHEN OUR POSITION IN THE HIGH-END MARKET FOR LOW- TO MEDIUM-VOLUME MANUFACTURERS. We have been able to establish a strong position in both unit sales and revenues, of AOI systems to low- and medium-volume manufacturers of high-end printed circuit boards. We intend to further build our reputation and market share in this segment of the printed circuit board manufacturing industry by continuing to improve our product features through investments in research and development and feedback from our growing customer base.

- FURTHER PENETRATE THE HIGH-VOLUME, HIGH-END MARKET. We are seeking to further penetrate the market segment of high-volume manufacturers of high-end printed circuit boards by emphasizing the advantages of our AOI systems, which include a high degree of defect detection and throughput capabilities at an attractive price, all resulting in a low cost per scan. In addition, through our CPC application we are able to provide unique solutions for the special needs of our high-volume customers, including sample testing and real-time processing feedback between the inspection location and the manufacturing floor.

- PENETRATE NEW SEGMENTS OF THE MARKETS FOR PRINTED CIRCUIT BOARDS AND ADVANCED SUBSTRATES. Advances in technologies have resulted in more complex and dense printed circuit boards, which include advanced high-density substrates for integrated circuit packaging, such as BGAs, and new multi-layer board technologies. We are continuing to develop products to inspect and verify these new advanced substrates.

- EXPAND OUR TECHNOLOGY BASE. Our research and development strategy is to improve and expand our proprietary image acquisition systems and image processing algorithms and to incorporate advanced hardware components into AOI systems in order to meet our customers' evolving AOI systems needs. We are also focusing on the mechanical engineering of our products by developing solutions for automated material handling. Our research and development efforts are aided by our close relationships with our customers, including PCB.

- PROVIDE RESPONSIVE AND EFFICIENT CUSTOMER SERVICE AND SUPPORT. We provide responsive and efficient customer service and support, which we believe constitutes a competitive advantage. We already have an extensive customer service and support infrastructure in place to service our customers anywhere in the world and intend to continue to expand and enhance our service and support capabilities as our customer base increases. We also focus on training our personnel to remain market oriented in their dealings with customers.

PRODUCTS

AOI SYSTEMS

Our AOI systems consist of:

- a movable table;

- a tower which houses image-capturing equipment;

- a console having two display monitors; and

- computer hardware which assists in executing the inspection and verification process.

An AOI system operator places a printed circuit board panel on the movable table. The table moves the printed circuit board under the tower, which proceeds to scan the panel for defects. At the completion of scanning, the AOI system displays magnified images of the area containing the detected defects for verification by the operator. On the reference monitor, images of the defective areas are displayed for comparison purposes on a background of corresponding reference layouts. During the verification process, the operator determines whether the detected defects require repair or disposal of the board.

Immaterial defects are cleared, while other more significant defects can be repaired manually or may be marked for later repair. Since the operator has convenient access to the panel, the operator may use other tools to repair the defect while it is still in the system. Panels with irreparable defects are rejected. At the end of the inspection and verification of one side of the panel, the panel is flipped and the other side is immediately inspected and verified in the same manner. At the end of the cycle, cleared boards are forwarded directly to the next production stage.

Our various AOI systems utilize technology that enables the customer to handle a wide scope of sophisticated printed circuit board inspection and verification needs. Advanced software algorithms, designed for intelligent feature recognition, provide for a high level of defect detection and are programmed to run on very high speed processors operating in the Windows NT environment.

The following table describes our current product line:

                                                                                                  SCAN RATE
                                                                          LINE/SPACE
PRODUCT                     TARGET MARKET         FUNCTIONALITY       DENSITY INSPECTED
                                                                                            ----------------------
------------------------------------------------------------------------------------------------------------------
---------------------

Orion-604-HR2           Medium- to high-        High resolution     From 0.7 mil            Up to 310 Sq. Ft./Hr.
                        volume manufacturers    inspection and      line/space              at 4 mil line width
                        of fine-line, high      verification
                        density printed
                        circuit boards
---------------------

Orion-604               High volume             Inspection and      From 3.0 mil            Up to 540 Sq. Ft./Hr.
                        manufacturers of        verification        line/space              at 5 mil line width
                        printed circuit boards
---------------------

Orion-604-WR            High volume             Inspection and      From 1.5 mil            Up to 540 Sq. Ft./Hr.
                        manufacturers of        verification        line/space              at 5 mil line width
                        printed circuit boards
                        with a wide resolution
                        range
---------------------

Orion-603-WR            Medium volume           Inspection and      From 1.5 mil            Up to 405 Sq. Ft./Hr.
                        manufacturers of        verification        line/space              at 5 mil line width
                        printed circuit boards
                        with a wide resolution
                        range
---------------------
Orion-602-WR            Low volume              Inspection and      From 1.5 mil            Up to 270 Sq. Ft./Hr.
                        manufacturers of        verification        line/space              at 5 mil line width
                        printed circuit boards
                        with a wide resolution
                        range
---------------------

Orion-604-AR2           Medium to high end      Artwork inspection  From 0.7 mil            Up to 310 Sq. Ft./Hr.
                        manufacturers of high-                      line/space              at 4 mil line width
                        end artwork
---------------------

CVR                     Customers who require   Stand alone         Not applicable          Not applicable
                        offline verification    verification
                                                station
---------------------

Our current AOI systems generally have a list price per unit of between $200,000 for the base model, the Orion-602-WR, and $350,000 for the most advanced model, the Orion-604-HR2, with various options. Each model of the Orion is field upgradeable to a more advanced model.

OPTIONAL SOFTWARE APPLICATIONS

- CAMTEK AOI INTERFACE. We utilize our Camtek AOI Interface, or CAI, software packages to link our AOI systems with the customer's computer aided manufacturing, or CAM, workstations, for the preparation and downloading of the reference files required for the inspection process. The CAI software packages eliminate the time-consuming manual setup of the inspection preparation processing on the AOI systems and the CAM workstations. Automatic file transfer is done via the customer's network using standard client/server protocols.

- CAMTEK PROCESS CONTROL. Our Camtek Process Control, or CPC, offers printed circuit board manufacturers a real-time tool for AOI data collection, reporting, analysis and alerting the manufacturing floor of process-related problems and repeat defects. Because process-related defects are identified on the CPC station in real-time, manufacturers can implement the necessary process changes immediately to eliminate subsequent repeat defects and consequently increase production yield.

- SPRINTER. Our Sprinter application offers a quick sampling of a production batch. The Sprinter application works in conjunction with the CAI and CPC to allow minimal AOI setup time and to ensure against repeatable defects.

CUSTOMERS

During the period from late 1994, when we commenced commercial shipment of our products, until March 31, 2000, we had sold 475 AOI systems, including some of the world's leading printed circuit board manufacturers. Our customers are located in 25 countries. During the year ended December 31, 1999 and the three months ended March 31, 2000, our top two customers together accounted for about 14.5% and 15.7% of our total revenues.

RESEARCH AND DEVELOPMENT

In order to accommodate the rapidly changing needs of the printed circuit board industry, we place considerable emphasis on research and development projects designed to improve our existing product lines and to develop new products. As of June 30, 2000, 44 of our employees were engaged primarily in research and development.

We are focusing our product development efforts on three enhanced or new product lines. First, we are working to enhance the current line of Orion systems. Second, we are pursuing a new product utilizing an automated material handling system to accommodate the automation needs of some customers. Third, we are pursuing a new product for final inspection and automated handling of BGA strips.

Our research is centered on two principal areas. We are enhancing our image acquisition technology, which includes a high intensity illumination block and a special high resolution lens. In addition, we are developing improved image processing algorithms. We have decided to focus our internal research and development activities on enhancing our core technologies. We use subcontractors for the development of some of the elements of new product lines. For example, we use subcontractors to help create specialized lenses and cameras and the mechanical design for our new automated handling systems under development. We also use subcontractors to develop the platform for and integration of our new generation of CVRs.

A portion of our research and development expenses has been funded through third-party royalty-bearing participations from the Government of Israel. The following table shows our total research and development expenditures and participation in these expenditures by the Government of Israel for the periods indicated:

                                                                          THREE MONTHS
                                                                              ENDED
                                         YEAR ENDED DECEMBER 31,            MARCH 31,
                                      ------------------------------   -------------------
                                        1997       1998       1999       1999       2000
                                      --------   --------   --------   --------   --------
                                              (In thousands)
Research and development expenses...   $2,138     $3,503     $4,307     $  946     $1,455
Royalty-bearing participations
  from the Government of Israel.....      565      1,177      1,888         --     $  516
                                       ------     ------     ------     ------     ------
Research and development costs,
  net...............................   $1,573     $2,326     $2,419     $  946     $  939
                                       ======     ======     ======     ======     ======

We are obligated to pay to the State of Israel royalties ranging from 4% to 6% of revenues derived in connection with products we develop as a result of research and development funded by Chief Scientist participations of up to 100% of the dollar-linked value of the participations received. During 1997, our royalty expenses to the Government of Israel with respect to its participations were approximately $629,000, during 1998 they were approximately $813,000, during 1999 they were approximately $956,000 and during the three months ended March 31, 2000 they were approximately $421,000. In addition, products developed under programs supported by the Office of the Chief Scientist may not be manufactured, nor may the technology embodied in those products be transferred, outside of Israel without appropriate government approvals. Accordingly, we may not be able to take advantage of strategic manufacturing and other opportunities outside of Israel. These restrictions do not apply to the sale or export from Israel of our products developed with that know-how.

SALES, MARKETING AND CUSTOMER SUPPORT

Our policy is to provide customer support and services through local subsidiaries in each territory in which our products are sold. We have established a global distribution and support network, spread over territories in which we have sales, including North America, Europe and Asia. We expect to expand our network into additional territories as market conditions warrant.

In North America, we currently market our products through Camtek USA Inc., our wholly owned subsidiary, which operates independently using a direct sales force and through a network of local agents. In Europe and Asia, we market our products using distributors, sales representatives and our own sales support personnel. Our foreign subsidiaries in Belgium, Hong Kong, Japan, Taiwan and the United States employ local personnel. Worldwide marketing efforts are coordinated by the Vice President of Sales and Subsidiaries, who is based at our headquarters in Israel.

As of June 30, 2000, 74 people were engaged in our worldwide sales and support efforts. Our marketing efforts include participation in various trade shows and conventions, publications and trade press, demonstrations performed at our facilities and regular contact with customers by sales personnel.

We service and provide training to customers on all our AOI systems. We provide our customers with system documentation and training in maintenance and use. In addition, for a fee, we offer service and maintenance contracts commencing after the expiration of the warranty period, which is typically one year. Under our service and maintenance contracts, we provide prompt on-site customer support. Software updates are typically included in the service and maintenance contract fees.

MANUFACTURING

We maintain a 14,000 square foot, ISO-9002 certified, manufacturing facility in Israel for production of our AOI systems. The ISO-9002 standard relates to a series of documents that provide international guidelines on quality management. It is a quality assurance model that is used by companies that produce, inspect, test, install and service items. ISO representatives perform on-site inspections as part of an evaluation process aimed at certifying that a company follows the ISO guidelines for quality assurance. Periodic inspections continue after certification, to ensure continued adherence to the guidelines. An increasing number of customers of printed circuit board manufacturers are insisting that AOI systems be used in the manufacturing process of printed circuit boards to ensure that the quality of the printed circuit boards used in their end products meet international quality standards including ISO-9002.

We believe that our production capacity is sufficient for our current level of sales and permits us to ship products within three to four weeks of receipt of customer orders. In the event that sales of our products increase significantly, we may institute a second production shift or secure additional facilities to accommodate an increase, which we believe will be available on commercially reasonable terms. We intend to relocate to our new facility in the first quarter of 2001. See "--Facilities."

Our manufacturing activities consist primarily of the assembly, integration and testing of parts, components and subassemblies which are acquired from third-party vendors and subcontractors. We utilize subcontractors in Israel, the United States, Europe and Japan for the production of mechanical parts, optical components, castings and casings, electronic cabinets, printed circuit board fabrication and a portion of the required electronic assembly. Most electronic components are imported from the United States, Europe and Japan.

We purchase some of the key components and subassemblies included in our AOI systems from a limited group of suppliers. To date, we have been able to obtain sufficient units of these components to meet our needs and do not foresee any short-term supply difficulty in obtaining timely delivery of any parts or components. We generally maintain a two- to three-month inventory of critical components used in the manufacture and assembly of our AOI systems.

COMPETITION

The AOI systems and services industry for printed circuit boards is characterized by intense competition. We believe our success will depend primarily on our ability to provide competitively priced, efficient and easy-to-use AOI systems which offer reliable defect detection capability, as well as prompt delivery and responsive customer support. As a result, we cannot be certain that the products and services we offer will compete effectively with those of our competitors. Furthermore, should competition intensify, we may have to reduce the prices of our products. If we are unable to compete successfully against our competitors, our business would be materially adversely affected.

We believe our principal competitive advantage is that the AOI systems that we have developed provide a high level of detectability, an attractive price structure and overall user-friendliness. Another competitive advantage is our CPC application, which provides printed circuit board manufacturers with real-time data for analysis of the manufacturing process itself. Although we are currently developing a line of products with automated handling systems, some of our competitors already offer systems with this feature. We cannot be certain that we will remain competitive in these and our other development efforts. See "--Research and Development."

Our principal competitor is Orbotech, which currently commands a substantial majority of the market for AOI systems and services for printed circuit board manufacturers. Our other competitors include Lloyd Doyle, Dainippon Screen Manufacturing, Barco, Manya and Focus AOI. To date, Orbotech has dominated the high-volume printed circuit board manufacturing sector which has resulted, in some instances, in an unwillingness on the part of high-volume printed circuit board manufacturers to adopt our products. Our inability to further penetrate the high-volume printed circuit board manufacturing sector or the development of superior products by one or more competitors, or our failure to successfully respond to these developments, could adversely affect our business prospects.

Some of our competitors, most notably Orbotech, have greater financial, personnel and other resources, offer a broader range of products and services than we do, and may be able to respond more quickly to new or emerging technologies or changes in customer requirements, benefit from greater purchasing economies, offer more aggressive pricing or devote greater resources to the promotion of their products. In addition, one or more of our competitors may develop superior products and these products may achieve greater market acceptance than our products.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

In general, we rely on a combination of copyrights, trade secrets, patents, trademarks and non-disclosure agreements to protect our proprietary know-how and intellectual property. We also enter into confidentiality agreements with our key employees and key sub-contractors who develop and manufacture components for use in our products. We cannot be certain that actions we take to protect our proprietary rights will be adequate nor can we be certain that we will be able to deter reverse engineering or that there will not be independent third-party development of our technology. Although we have not been involved in any litigation regarding our intellectual property rights, we cannot be certain that any litigation will not be brought in the future.

In July 1998, we received a letter from Orbotech alleging, among other things, infringement of an Israeli patent and unjust enrichment due to misappropriation of confidential information with respect to the technologies used in the manufacture and design of our products. We believe that we would have sound defenses to these allegations, if formally made. If Orbotech were successful in an infringement action, we might be compelled to modify all of our AOI systems products and/or we might be subject to substantial damages. Any litigation could involve substantial expenditures by us and a diversion of management's attention. Since 1998, Orbotech has not taken any further action with respect to this matter.

We have a patent application pending with the Patent Office of Israel relating to Inspectify. In addition, we are registering six of our trademarks with the Israeli Registrar of Trademarks. We consider aspects of all elements of our AOI systems to be proprietary to us. To the extent that we rely on technology which we license from third parties, including software that is integrated with internally developed software and used in our products and services we cannot be certain that these third-party technology licenses will continue to be available to us on commercially reasonable terms or at all.

EMPLOYEES

As of June 30, 2000, we employed a total of 198 people worldwide, including
44 in research and development, 6 in executive management, 47 in customer service and support, 27 in sales and marketing, 23 in administration and 51 in operations.

Israeli labor laws and regulations are applicable to our employees in Israel. These laws principally concern matters like paid annual vacation, paid sick days, length of the workday, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded by Manager's Insurance as described below, upon the retirement or death of an employee or the termination of employment by the employer. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute. Since January 1, 1995, these amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

Although not legally required, we regularly contribute to a "Manager's Insurance" fund or to a privately managed pension fund on behalf of our employees located in Israel. These funds provide employees with a lump sum payment upon retirement (or a pension, in case of a pension fund) and severance pay, if legally entitled thereto, upon termination of employment. We provide for payments to a Manager's Insurance Fund and pension fund contributions in the amount of 13.3% of an employee's salary on account of severance pay and provident payment or pension, with the employee contributing 5.0% of his salary. We also pay an additional 2.5% to some of our employees' salaries in connection with disability payments. In addition, we administer an Education Fund for our Israeli employees and pay 7.5% thereto, with the employees contributing 2.5% of their salary.

Furthermore, our employees are subject to the provisions of the collective bargaining agreements between the Histadrut, which is the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialists Associations, by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern cost of living increases, recreation pay and other conditions of employment. We generally provide our employees with benefits and working conditions above the required minimums. Our employees, as a group, are not currently represented by a labor union. To date, we have not experienced any work stoppages.

LEGAL PROCEEDINGS

We are not party to any material legal proceedings.

FACILITIES

Our main office and research and development facilities, located in the Migdal Haemek industrial park in northern Israel, occupy 12,400 square feet and are leased from PCB. Under this lease, we currently pay $6,450 per month, plus V.A.T. We use another facility in the Migdal Haemek industrial park for our manufacturing activities which consists of 14,000 square feet and is leased from a third party for $4,448 per month through 2001, and thereafter for $4,907 per month, plus V.A.T. linked to the Israeli CPI. We believe that these facilities are adequate for our current operations until our anticipated relocation to our new facility in the first quarter of 2001.

On September 14, 1998, we entered into an agreement to lease a 40,000 square foot building in the Ramat Gavriel new industrial area of Migdal Haemek, to be built by the lessor. We intend to relocate to this facility upon its completion which is expected to be in the first quarter of 2001. The lease is for a term of 23 years and eight months commencing upon the completion of the building and the transfer thereof to us, which the lessor has guaranteed would occur no later than December 31, 2000. The lease payments will be equal to the actual cost of the building, estimated at $4.9 million, plus standard financing costs and $595,000, less any grants received for the building, divided by the term of the lease. We have the right to terminate the lease agreement after seven years following the transfer of the building to us and at the end of each three year period thereafter.

Within the framework of the lease agreement, we purchased an option to acquire all of the lessor's rights to the building and the land, at a price equal to the actual cost of the building, estimated at $4.9 million plus standard financing costs and $595,000, less any grants received for the building, any lease payments we make and the $10,000 we paid for the option. The effectiveness of the lease agreement and the option to acquire the lessor's rights to the building and the land is conditioned upon the fulfillment of a number of conditions precedent, including the receipt of certain governmental and municipal consents, approvals and permits.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEE

The following table sets forth information with respect to our executive officers, directors and key employees:

NAME                                                AGE            POSITION
----                                        --------------------   --------
Rafi Amit.................................                    51   Chairman of the Board of Directors and
                                                                   General Manager

Yotam Stern...............................                    47   Chief Financial Officer and Director

Moshe Amit................................                    55   Executive Vice President, Sales and
                                                                   Subsidiaries

Ronni Flieswasser.........................                    40   Vice President

Vitaly Roginsky...........................                    44   Vice President, Research and Development

Benjamin P. Sabbah........................                    67   Executive Vice President, New Technologies

Amir Gilead...............................                    49   Vice President, Marketing

Meir Ben-Shoshan..........................                    69   Director

Haim Horowitz.............................                    52   Director

Dror Hurwitz..............................                    41   Director

Yuval Attias..............................                    33   Controller

RAFI AMIT has served as our General Manager, or Chief Executive Officer since January 1998 and has served as Chairman of the Board of Directors since 1987. Since 1981, Mr. Amit has also served as the President, General Manager and director of PCB and has been the Chairman of the Board of Directors of PCB since 1988. Mr. Amit has a B.Sc. in Industrial Engineering and Management from The Technion-Israel Institute of Technology. Rafi Amit is the brother of Moshe Amit.

YOTAM STERN has served as our Chief Financial Officer since January 1998 and as a Director since 1987. Mr. Stern has also served as the Chief Financial Officer of PCB since 1981 and has served as a director of PCB Ltd. since 1985.
Mr. Stern has a B.A. in Economics from the Hebrew University of Jerusalem.

MOSHE AMIT has served as our Vice President, Sales and Subsidiaries since March 2000, and prior to that, Mr. Amit served as our Vice President, Sales and Marketing since October 1994. From 1987 until 1994, Mr. Amit served as the President of PCE, Inc., a New Jersey-based company affiliated with Camtek and, which until recently, sold and serviced printed circuit boards and AOI systems. Mr. Amit has a B.Sc. in Industrial Engineering and Management from the Technion. Moshe Amit is the brother of Rafi Amit.

RONNI FLIESWASSER has served as our Vice President since August 1999. In September 1995, Mr. Flieswasser established the then European branch of Camtek, prior to the establishment of Camtek Europe NV. Prior to joining Camtek, Mr. Flieswasser worked with AOI systems at Orbotech, and was a partner for four years in a software company specializing in business applications.

VITALY ROGINSKY has served as our Vice President, Research and Development since May 1999. From 1992 until May 1999, Mr. Roginsky served as our Software Department Manager. Mr. Roginsky has 25 years experience in the development and management of electronics, software, computer and multi-discipline projects.
Mr. Roginsky has an M.Sc. in Electronics from Sebastopol Institute in Ukraine.

BENJAMIN P. SABBAH has served as our Executive Vice President, New Technologies since May 1999, and, from November 1995 until May 1999 Mr. Sabbah was our Executive Vice President, Research and Development. Mr. Sabbah is also a senior member of the Institute of Electronic Engineers in Israel. Prior to joining Camtek, Mr. Sabbah co-founded and served as the President, Chief Executive Officer and Chief Operations Officer of Elscint Ltd., which was a medical imaging equipment company. From 1987 to 1989, Mr. Sabbah was a senior research associate and lecturer at the Technion. Mr. Sabbah has a B.S. and an M.Sc. in Electrical Engineering from the Technion.

AMIR GILEAD has served as our Vice President, Marketing since March 2000. From 1999 until March 2000, Mr. Gilead served as President and Chief Executive Officer of Advanced Automation International Inc., a startup in the semiconductor equipment manufacturing industry. From 1990 until 1999, Mr. Gilead held various executive positions with Kulicke & Soffa, a semiconductor equipment manufacturer. From 1984 until 1990, Mr. Gilead held various management positions with Optrotech Ltd., which subsequently merged with Orbotech. Mr. Gilead has an M.Sc. in electrical engineering from the Technion.

MEIR BEN-SHOSHAN has served as one of our Directors since November 1998. From May 1995 until March 1999, Mr. Ben-Shoshan was a director of AG Associates (Israel) Ltd., a manufacturer of integrated processing equipment for the semiconductor industry, and was Chairman of its Board from April 1996 to March 1999. From 1986 to 1998, Mr. Ben-Shoshan was a Vice President of Clal Electronics Industries Ltd., an electronics company the shares of which are traded on the Tel-Aviv Stock Exchange. Mr. Ben-Shoshan has been a director of Tower Semiconductor Ltd., a Nasdaq-listed company since March 2000, and in IFN Ltd., a company listed on the Tel Aviv stock exchange, since January 2000; and is Chairman of the Board of Jordan Valley Applied Radiation Ltd. since August 1999. Mr. Ben-Shoshan is also a director of a number of privately-held companies. Mr. Ben-Shoshan has been a member of the Association of Production Engineers in England since 1965, and received an M.B.A. from Tel-Aviv University.

HAIM HOROWITZ has served as one of our Directors since November 1998.
Mr. Horowitz is also the Vice President and Chief Financial Officer of Menen Medical Ltd., a medical equipment manufacturer, since 1994 and from 1993 has been the Chief Financial Officer of Menen Medical Corp., a subsidiary of Menen Medical Ltd. From 1991 to 1993, Mr. Horowitz served as Treasurer of
Elscint, Inc., which was a medical imaging equipment company. Mr. Horowitz holds a B.Sc. in Industry and Management from the Technion.

DROR HURWITZ has served as one of our Directors since November 1998.
Mr. Hurwitz has also been the manager of the advanced substrates division of PCB, since 1996. From 1993 to 1996, Mr. Hurwitz served as the Operations Manager of PCB. Mr. Hurwitz holds a B.Sc. in Chemical Engineering from the Technion.

YUVAL ATTIAS has served as our Controller since February 1999, prior to which Mr. Attias was an auditor with Somekh Chaikin, the Israeli affiliate of KPMG Peat Marwick. Mr. Attias has a B.A. in Economics and Accounting from Haifa University and is a registered CPA in Israel.

BOARD OF DIRECTORS

Our articles of association provide that the board of directors shall consist of not less than five nor more than ten directors, including the outside directors. Currently, our board consists of five directors.

Directors, other than outside directors, are elected by a resolution of the shareholders at the annual general meeting and serve until the conclusion of the next annual meeting of the shareholders. Directors may be removed at any time by a resolution of the shareholders. Since directors may be elected and removed by a majority vote, PCB, which holds a majority of the voting power of our shareholders after this offering, will have the power to elect all of our directors, subject to the restrictions placed on the election of outside directors as described below. The General Manager, and any officer who is also a controlling shareholder or a director, is appointed by and serves at the pleasure of the board. Each of the other officers is appointed by the General Manager.

The Chairman of our Board of Directors is Mr. Rafi Amit, who also serves as our General Manager, or Chief Executive Officer. Under the new Israeli Companies Law, 1999, effective as of February 1, 2000, the Chief Executive Officer of a public company may not hold the position of Chairman of the Board unless that designation is approved by a vote of at least two-thirds of the non-controlling shareholders attending the meeting and voting on the resolution. In any case, the Chief Executive Officer of a public company may not hold the position of Chairman of the Board for more than three years. This provision will apply to us beginning three months following the closing of this offering.

Our articles provide that any director may appoint, by written notice to us or to the Chairman of the Board, any individual who is qualified to serve as director and who is not then serving as a director or alternate director, to serve as an alternate director.

An alternate director has all of the rights and obligations of a director, excluding the right to appoint an alternate for himself. Unless the period or scope of any such appointment is limited by the appointing director, the appointment is effective for all purposes and for a period of time concurrent with the term of the appointing director. Currently there are no alternate directors on our board.

OUTSIDE DIRECTORS; AUDIT COMMITTEES

Under the new Israeli Companies Law, "public" Israeli companies, including those whose shares are registered for trade outside of Israel, are required to appoint at least two directors who are not affiliated with the company.

The outside directors that must be appointed under the new Israeli Companies Law must not have any relationship with us. An individual whose relatives, business partners, employers or controlled companies have a relationship with us may not serve as an outside director. In addition, an individual whose other business affairs may cause a conflict of interest with us may not serve as an outside director. Outside directors are elected by the shareholders, and the shareholders voting in favor of their election must include at least one third of the shareholders present and voting at the meeting, not counting abstentions, who are not controlling shareholders of the company. This minority approval requirement need not be met if the total shareholdings of those who vote against their election represent 1% or less of all of the voting rights in us. However, shareholder approval is not required if the board of directors resolves that a director in office at the time the new Israeli Companies Law became effective, be deemed to be an outside director, provided that he or she otherwise qualifies as an outside director.

Outside directors serve for a three-year term, which may be renewed for a maximum of one additional three-year term. An outside director can be removed from office only by either the same percentages of shareholders that may elect him, or by a court order and then only if the outside director ceases to meet the statutory qualifications or breaches his fiduciary duty. The court may also remove an outside director from office if he is unable to perform his duties on a regular basis. According to new regulations promulgated under the new Israeli Companies Law, outside directors of an Israeli company whose shares are registered for trade outside of Israel may be non-Israeli residents. If at the time an outside director is appointed by the shareholders, all other directors are of the same gender, the outside director to be appointed shall be of the other gender.

Mr. Horowitz and Mr. Ben-Shoshan qualify as outside directors and our board of directors has determined that Messrs. Horowitz and Ben-Shoshan shall be regarded as outside directors upon consummation of this offering.

The new Israeli Companies Law also provides that public companies must appoint an audit committee of the board of directors, of at least three members, including all the outside directors. Neither the chairman of the board, nor any director who is an employee of or provides services to the company on a regular basis, nor a controlling shareholder or its relatives may be members of the audit committee. A public company must also appoint a certified public accountant to audit its financial statements and to report any improprieties that he or she may discover to the Chairman of the Board, as well as an internal auditor.

NASDAQ REQUIREMENTS

Under the requirements for listing on the Nasdaq National Market, we are required to have at least three independent directors on our board of directors and to establish an audit committee, which must have a minimum of three members, all of whom are independent directors. The members of the audit committee must have experience in reviewing and understanding financial statements and at least one member must have employment experience in finance or accounting. We currently have two independent directors, Haim Horowitz and Meir Ben-Shoshan. We will appoint at least one other independent director shortly after the completion of this offering. Our audit committee will consist of at least three independent directors. Prior to the consummation of this offering, we will establish a compensation committee, at least a majority of whose members will be independent of management.

DUTIES OF OFFICE HOLDERS AND APPROVAL OF TRANSACTIONS UNDER THE ISRAELI LAW

We are subject to the provisions of the new Israeli Companies Law, which became effective on February 1, 2000. This law codifies the duty of care and fiduciary duties that an office holder has to us. An office holder's duty of care includes the duty to act as a "reasonable" office holder would have acted in the same position under the same circumstances. An office holder's fiduciary duty includes:

- avoiding conflicts of interest between the office holder's position with us and his personal affairs;

- avoiding any competition with us;

- avoiding the exploitation of our business opportunities in order to receive a personal advantage or an advantage for others; and

- revealing to us any information or documents relating to our affairs which the officer holder has received due to his position.

An "office holder," as defined in the new Israeli Companies Law, is a director, general manager, chief executive officer, executive vice president, vice president, any other person acting in any of the foregoing positions, without regard to such person's title, or any other manager directly subordinate to the general manager. Each person listed in the table under "Management" is one of our office holders, with the exception of our controller. All arrangements as to compensation of office holders who are not directors and who are not controlling shareholders, require the approval of our general manager. The compensation of office holders who are directors or controlling shareholders, and any other employee who is a controlling shareholder, must be approved by the audit committee, our board of directors and our shareholders. Special shareholder voting procedures are required for the approval of compensation of office holders or employees who are also controlling shareholders.

Israeli corporate law requires an office holder and a controlling shareholder to disclose personal interests in an existing or a proposed transaction. This disclosure must be made no later than the first board meeting when the transaction is discussed. A personal interest does not include an interest arising solely from shareholdings in the company. A personal interest includes a personal interest of:

- the office holder's spouse or close family members;

- a corporation in which the office holder holds directly or indirectly at least 5% of the equity;

- a corporation in which the office holder is a director or general manager; or

- a corporation in which the office holder has the right to appoint at least one director or the general manager.

If the transaction is not an extraordinary transaction, the office holder or controlling shareholder is not required to disclose a personal interest arising only from an interest of a spouse or close family member.

An extraordinary transaction is a transaction that is:

- not in the ordinary course of business,

- not on market terms, or

- likely to have a material impact on our profitability or financial condition.

A controlling shareholder is a person or entity who, directly or indirectly, has the ability to control the activities of a company. Being an office holder does not in and of itself make a person a controlling shareholder. For the purposes of approving transactions, a shareholder that holds 25% or more of our voting rights is considered a controlling shareholder if no other shareholder holds more than 50% of the voting rights.

Transactions, actions and arrangements which are not extraordinary transactions involving an office holder or a third party, in which an office holder has a personal interest, must receive board approval. An office holder is not deemed to have a personal interest merely due to his position as an office holder both in a parent company and its controlled and wholly-owned subsidiary. An extraordinary transaction must be approved by the audit committee, and then by the board. A director may not participate in the approval of a transaction in which he has a personal interest if it is an extraordinary transaction or a transaction related to compensation, directors' and officers' insurance or indemnification for that director. If a majority of the members of the audit committee or the board of directors has a personal interest in the transaction, then the interested members may nonetheless participate in the meeting in which the transaction is discussed, but the transaction will require shareholder approval.

The new Israeli Companies Law also requires that the audit committee, the board and the shareholders approve the following transactions:

- extraordinary transactions between a public company and a controlling shareholder;

- transactions in which a controlling shareholder of the company has a personal interest; and

- the terms of engagement, employment and compensation of a controlling shareholder.

For these transactions to be effective, approval at the shareholders' meeting requires one of the following criteria:

- the affirmative vote of at least one third of the shareholders who are present at the meeting and have no personal interest in the transaction, abstentions not being counted for this purpose; or

- the total share holdings of those who vote against the transaction do not represent more than one percent of the voting rights in the company.

A shareholder who participates in this vote must provide notice to the company if he has a personal interest in the transaction. In the absence of this notice, he may not vote, and his vote shall not be counted.

According to regulations promulgated under the new Israeli Companies Law, the following extraordinary transactions with a controlling shareholder do not require approval by the shareholders, provided that the audit committee and the board of directors have approved such transactions and determined that such transactions meet the criteria specified below:

- an extension of an existing transaction which was previously approved according to the new Israeli Companies Law and no material change occurred with regard to the terms of the extended transaction;

- a transaction that is only beneficial to the company;

- a transaction that is in accordance with the terms of a framework transaction previously approved in accordance with the requirements of the new Israeli Companies Law;

- a transaction that is part of a transaction with a third party or a joint offer to contract with a third party, provided the terms and conditions of the transaction for the company are not materially different than the terms and conditions of the controlling shareholder taking into account the proportional interest of each of the parties; and

- a transaction between companies controlled by a common controlling shareholder or a transaction between a public company and its controlling shareholder, provided that the transaction is on market terms, in the ordinary course of business and does not adversely affect the interests of the company.

INDEMNIFICATION AND INSURANCE

Our articles provide that, subject to the provisions of the new Israeli Companies Law, we may:

(1) Obtain insurance for any of our office holders for liability for an act performed in his capacity as an office holder with respect to:

- a violation of the duty of care to us or to another person;

- a breach of fiduciary duty, provided that the officer acted in good faith and had reasonable grounds to assume that the act would not cause us harm; and

- a monetary liability imposed on him for the benefit of another person.

(2) Undertake to indemnify our office holders, or indemnify an office holder retroactively for a liability imposed on approved by a court and for reasonable legal fees in an action brought against him by us or in criminal proceedings in which the office holder is acquitted or an offense that does not require proof of criminal intent. An undertaking to indemnify an office holder must be limited to categories of events that can be reasonably foreseen and up to a reasonable amount under the circumstances.

We may not insure, indemnify or exempt an office holder for a violation of the duty of care (1) if the act was committed recklessly or with intent, (2) if the act was committed with the intent to realize illegal personal gain, or (3) for any fine imposed on him or for breach of fiduciary duty, except as provided above.

We may exempt, in advance, an office holder from all or part of his responsibility for damages occurring as a result of a breach of his duty of care. We may also approve an action taken by the office holder performed in breach of his fiduciary duty, if he acted in good faith, the action does not adversely affect us, and the office holder has revealed to the board his personal interest in the action.

We have procured insurance for our office holders in accordance with our articles; and have adopted the necessary resolutions both to exempt them in advance from any liability for damages arising from a breach of their duty of care to the Company, and to provide them with indemnification undertakings in accordance with our articles. We are currently in the process of providing our office holders with these indemnification undertakings.

COMMITTEES

Our articles of association provide that the board of directors may delegate its powers to such committees of the board of directors as it deems appropriate, subject to the provisions of the new Israeli Companies Law. Powers that may not be delegated include, among others, the power to distribute dividends, the determination of a company's economic policy or the allotment of securities or the approval of financial reports. However, those matters can be delegated to committees for recommendation. According to the new Companies Law, at least one outside director must be appointed to serve on each committee of the board.

COMPENSATION OF OFFICERS AND DIRECTORS

Regulations promulgated under the new Israeli Companies Law regulate the annual remuneration and remuneration for participation in meetings of outside directors and the refund of their expenses.

The aggregate remuneration paid by us to the ten persons who served in the capacity of director or executive officer in the year ended December 31, 2000 was approximately $1.2 million, which includes amounts paid to provide pension, retirement or similar benefits, as well as amounts expended by us for automobiles made available to all our officers, expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

EMPLOYMENT AGREEMENTS

We maintain written employment agreements with our key employees that contain customary provisions, like non-compete and confidentiality agreements.

Effective January 1, 1998, we entered into an employment agreement with Mr. Rafi Amit, our General Manager. The agreement is for an initial term of two years and is automatically renewable for two-year periods thereafter. The agreement contains confidentiality and non-compete provisions for the term of Mr. Amit's employment and for a two-year period after the termination of his employment. Furthermore, the agreement provides that all intellectual property developed by Mr. Amit, or in which he took part, in connection with his employment, are the sole property of us. Pursuant to a management services agreement between PCB and us, Mr. Amit may dedicate not more than 25% of his time to PCB. The employment agreement may be terminated by either party or not renewed at the end of the initial term or any extension, by written notice of termination or non-renewal delivered to the other party eight months in advance. We, however, may immediately terminate the employment of Mr. Amit in various circumstances, including a breach of fiduciary duty.

Effective January 1, 1998, we entered into an employment agreement with Mr. Yotam Stern, our Chief Financial Officer. This agreement is for an initial term of two years and is automatically renewable for two-year periods thereafter. The agreement contains confidentiality and non-compete provisions for the term of Mr. Stern's employment and for a two-year period after the termination of his employment. Pursuant to a management services agreement between PCB and us, Mr. Stern may dedicate not more than 25% of his time to PCB. The employment agreement may be terminated by either party at any time, or not renewed at the end of the initial term or any extension, by written notice of termination or non-renewal delivered to the other party six months in advance. We, however, may immediately terminate the employment of Mr. Stern upon the occurrence of various circumstances, including a breach of fiduciary duty.

SHARE OPTION PLANS

In September 1997, our board of directors adopted share option plans, under which options for our shares are granted to employees as determined by the board from time to time. One of the share option plans covers Israeli employees, while the remaining two share option plans cover employees of our European, U.S. and Asian subsidiaries. The share option plans are intended to afford key employees the opportunity to acquire a proprietary interest in Camtek, thus encouraging them and also providing them with an incentive to remain in our employ and to be personally involved in our long-term success. The share option plans are administered by the board of directors which, among other things, is authorized to designate the recipients of the options, the number of the options to be granted and the exercise price therefor. The options issued are non-assignable, except by the laws of descent. The options are exercisable, following a vesting period, into ordinary shares. However, the ordinary shares issued upon exercise of options within the first two years after the issuance of the options are deposited with a trustee and may be released to the employee only at the expiration of this two year period. With respect to options issued to Israeli employees, the waiting period is a restriction period in accordance with the provisions of the Israeli Income Tax Ordinance and the regulations promulgated thereunder, as amended from time to time. The share option plan for Israeli employees is subject to the Israeli Income Tax Ordinance, under which the payment of tax regarding the grant of the options is delayed so that the recipient is taxed only upon the sale or transfer of shares into which the options are exercisable. During July 2000, our board of directors increased the number of shares issuable upon exercise of options under our share option plans. To date, there are outstanding options exercisable for 845,980 ordinary shares at an average weighted exercise price of $2.74 per share, options exercisable for 152,000 ordinary shares at a price equal to the initial offering price, and an additional 475,148 ordinary shares have been reserved for future allocation to employees, as determined by the board of directors. It is contemplated that our chief executive officer, Mr. Rafi Amit, and our chief financial officer, Mr. Yotam Stern will be granted options following the offering in amounts and upon terms to be determined, not to exceed options to purchase 200,000 ordinary shares in the aggregate.

                             PRINCIPAL SHAREHOLDERS

The following table sets forth the number of ordinary shares, as of June 30, 2000, beneficially owned by all shareholders who we know beneficially own more than 10% of the ordinary shares and all our directors and officers as a group. Except where otherwise indicated, we believe, based on information furnished to us by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to those shares. Except as otherwise noted and pursuant to applicable community property laws, each person or entity named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by that person or entity. Shares beneficially owned include shares that may be acquired pursuant to the exercise of fully vested options that are exercisable within 60 days of June 30, 2000.

                                                        ORDINARY SHARES            ORDINARY SHARES
                                                       BENEFICIALLY OWNED        BENEFICIALLY OWNED
                                                            PRIOR TO                  AFTER THE
                                                          THE OFFERING                OFFERING
                                                   --------------------------   ---------------------
NAME AND ADDRESS                                      NUMBER         PERCENT      NUMBER     PERCENT
----------------                                   ------------      --------   ----------   --------
PCB Ltd.(1)
  Industrial Zone
  Migdal Haemek
  10556, Israel..................................    15,020,002       92.4%     15,020,002     68.7%

All directors and executive officers as a
  group(2).......................................    16,284,557       99.7%     16,284,557     74.2%

------------------------

(1) A majority of the PCB voting equity is subject to a voting agreement. As a result of this agreement Messrs. Rafi Amit, Yotam Stern and Itzhak Krell may be deemed to control PCB.

(2)  Includes options to purchase 78,855 ordinary shares.

                           RELATED PARTY TRANSACTIONS

On January 1, 1998, we entered into a real property lease agreement with PCB, which replaced a previous agreement for the lease of an industrial building to us by PCB under which we paid PCB $49,000 in 1997. Under the lease agreement, we lease from PCB a building of 7,500 square feet for a term of four years, at a monthly rental rate of $3,500 plus V.A.T. As of January 1, 1999, the leased area was increased to 8,600 square feet, and the monthly rate was increased to $4,000. As of January 1, 2000, the leased area was increased to 12,400 square feet and the monthly rate was increased to $6,450.

During 1997, we paid to PCB an amount of $251,000 for administrative expenses including the services of two officers. The payments were determined according to an estimate of their actual costs to PCB. On January 1, 1998, we entered into a services agreement with PCB replacing their previous agreement with regard to the provision of services by PCB. Under the services agreement, PCB undertook to provide services to us, including accounting and bookkeeping, building maintenance, human resources, payroll, vehicles, maintenance, employee transportation and employee meals services. Under the services agreement, we are entitled to terminate the provision of any service received from PCB by prior written notification to PCB. The consideration to be paid by us is generally calculated as a percentage of PCB's actual costs in providing these services to both us and to PCB itself, whereas the actual percentage paid by us depends on the relative portion of each service rendered to us out of PCB's total costs for each service. The term of the services agreement is four years which automatically extends for one year periods, unless written notice of termination is given by one party to the other three months prior to the end of the initial term or any extension thereof. In 1998, we paid $166,000 to PCB under this agreement. No services were provided under this agreement in 1999 and in the three months ended March 31, 2000.

Through July 1997, we incurred distribution and administrative expenses, including administration fees in the amount of $1.2 million in connection with the distribution of our products in the United States by a subsidiary of PCB. After July 1, 1997, these functions were performed by Camtek USA, Inc., our U.S. subsidiary, and we have not made any payments since then.

On January 1, 1998, we entered into a management services agreement with PCB, under which we render to PCB the management services of Rafi Amit, our General Manager, or Chief Executive Officer, and Yotam Stern, our Chief Financial Officer. Under this agreement, Mr. Amit has agreed to dedicate not more than 25% of his time to PCB, where he serves as General Manager, and Mr. Stern has agreed to dedicate not more than 25% of his time to PCB, where he serves as Chief Financial Officer. The management services agreement provides that no employer-employee relationship shall exist between PCB and either of Messrs. Amit and Stern, and that we shall have no liability in connection with their previous employment by PCB. In consideration for these management services, PCB pays us, on a monthly basis, a portion of our compensation costs with respect to Mr. Amit's and Mr. Stern's employment, which portion is to be calculated on the basis of the actual amount of time spent in rendering those services in relation to our total monthly compensation costs with respect to Mr. Amit's and Mr. Stern's employment, assuming a full time position of 180 hours per month. This agreement may be terminated by us upon prior written notice of one year, or by PCB upon prior written notice of three months. PCB was charged $37,000 in 1998, $100,000 for management services in 1999, and $25,000 in the three months ended March 31, 2000.

On January 1, 1998, we entered into a loan agreement with PCB, with respect to the repayment of loans granted to us by PCB beginning in 1995. On December 31, 1998 some of the amounts previously owed to affiliates were assumed by PCB and were also to be repaid under the terms of the loan agreement. The outstanding principal amount of the loan, totaling approximately $0.9 million as of March 31, 2000. Prior to July 1, 2000, the loan was linked to the Israeli CPI and bore annual interest at a fixed rate of 2% per year. As of July 1, 2000, the loan is linked to the U.S. dollar and bears interest at a fixed rate of 6.5% per year until the repayment of any outstanding portion of the linked principal amount. The loan is to be repaid in full upon the earlier of the completion of our initial public offering or December 31, 2000. We will use $0.9 million of the net proceeds of this offering to repay the amount loaned to us by PCB.

In January 1988, we entered into an agreement with PCB, whereby we undertook to pay PCB royalties from the sale of our AOI systems in exchange for financing provided by PCB to us to assist us in product development. Under an agreement dated May 21, 1998 it was mutually agreed that our obligation to pay royalties to PCB would end on December 31, 1999. The royalties were based on a percentage of revenues derived from sales of our AOI systems, which was 0.5% at December 31, 1999. During 1997, 1998 and 1999 we paid an aggregate of $300,000 in royalties to PCB. In addition, PCB was granted "favored customer status," meaning that it is given a discount of 30% off the list price of our AOI systems.

From time to time we have made transactions in the ordinary course of business with PCB and its affiliates. Our purchases of raw materials, such as printed circuit boards and assembled printed circuit board from PCB and its affiliates, totaled $715,000, $701,000, $590,000 and $477,000 in 1997, 1998, 1999 and the
three months ended March 31, 2000, respectively. In 1999 and the three months ended March 31, 2000, we sold an aggregate of $824,000 and $478,000 of AOI systems and related services to PCB. In addition, we have committed to purchase printed circuit boards from PCB for the development and manufacture of our systems so long as the price charged is comparable to the best offer we could obtain from a third party.

Our credit facility with Bank Leumi is guaranteed by PCB. As a result of our repaying this loan with a portion of the proceeds of this offering, the guarantee will be terminated.

As a result of this offering, the ordinary shares held by PCB will have a value of $165.2 million at an assumed initial public offering price of $11.00 per share. In addition, PCB will now have a public market for these shares.

For information on compensation payable to Mr. Rafi Amit and Mr. Yotam Stern, see "Management--Employment Agreements."

                         DESCRIPTION OF ORDINARY SHARES

FOLLOWING IS A SUMMARY OF MATERIAL INFORMATION CONCERNING OUR SHARE CAPITAL AND A BRIEF DESCRIPTION OF THE MATERIAL PROVISIONS CONTAINED IN OUR ARTICLES. COMPLETE COPIES OF THE MEMORANDUM OF ASSOCIATION AND THE ARTICLES OF ASSOCIATION HAVE BEEN FILED AS EXHIBITS TO THIS REGISTRATION STATEMENT.

Our authorized share capital consists of 100,000,000 ordinary shares, par value NIS 0.01 per share, of which 16,261,002 ordinary shares have been issued. Upon completion of the offering, 21,861,002 shares will be issued and outstanding, and 22,701,002 will be issued and outstanding if the underwriters' over-allotment option is exercised in full.

The ordinary shares do not have preemptive rights. The ownership and voting of ordinary shares by non-residents of Israel are not restricted in any way by our memorandum of association or articles or by the laws of the State of Israel. Under the new Companies Law, Israeli companies may purchase or hold their own shares subject to the same conditions that apply to distribution of dividends. These shares do not confer any rights whatsoever for as long as they are held by the company. Additionally, a subsidiary may purchase or hold shares of its parent company to the same extent that the parent company is entitled to purchase its own shares and these shares do not confer any voting rights for as long as they are held by the subsidiary.

TRANSFER OF SHARES AND NOTICES. Ordinary shares are issued in registered form. Shares registered on the books of the transfer agent in the United States may be freely transferred on the transfer agent's books. Each shareholder of record is entitled to receive at least 21 days prior notice for a general meeting of the shareholders. We will be obligated to deliver notices to shareholders in accordance with Nasdaq requirements.

DIVIDEND AND LIQUIDATION RIGHTS.

Our board may declare a dividend to be paid to the holders of ordinary shares out of our profits on condition that there is no reasonable concern that the distribution will prevent us from meeting existing or expected liabilities when these liabilities come due. For these purposes, "profits" are defined as the larger of (1) the profit balance or (2) profits accrued in the two years prior to the distribution, as reflected in the last audited or reviewed financial report prepared less than six months prior to distribution. Dividends are distributed to shareholders in proportion to the nominal value of their respective holdings. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their respective holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of any class of shares with preferential rights that may be authorized in the future. The shareholders would need to approve any class of shares with preferential rights.

VOTING, SHAREHOLDERS' MEETINGS AND RESOLUTIONS. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of the shareholders. These voting rights may be affected by the grant of special voting rights to the holders of any class of shares with preferential rights that may be authorized in the future. An annual meeting of the shareholders must be held every year and not later than 15 months following the last annual meeting.

A special meeting of the shareholders may be convened by the board of directors at its decision or upon the demand of any of: (1) two of the directors or 25% of the then serving directors, whichever is fewer; (2) shareholders owning at least 5% of the issued share capital and at least 1% of the voting rights in the company; or (3) shareholders owning at least 5% of the voting rights in the company. If the board does not convene a meeting upon a valid demand of any of the above, then whoever made the demand, and in the case of shareholders, those shareholders holding more than half of the voting rights of the persons making the demand, may, not later than three months after having made the demand, convene a meeting of the shareholders. Alternatively, upon application by the individuals making the demand, a court may order that a meeting be convened. The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent together at least 33 1/3% of the issued shares of the company which entitle the holders thereof to participate and vote at shareholders' meetings. A meeting adjourned due to lack of a quorum is generally adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. If a quorum is not present at the deferred meeting, the meeting may be held with any number of participants. However, if the meeting was convened following a demand by the shareholders, the quorum will be that minimum number of shareholders authorized to make the demand.

In any shareholders' meeting, a shareholder can vote either in person or by proxy. General meetings of shareholders will be held in Israel, unless decided otherwise by our board.

Most resolutions at a shareholders' meeting may be passed by a simple majority. Resolutions requiring special voting procedures include the appointment of outside directors and approval of transactions with controlling shareholders. See "Management--Duties of Office Holders and Approval of Transactions under the Israeli Law."

Under the new Companies Law, a shareholder has a duty to act in good faith and in a customary manner in exercising his rights and duties towards the company and other shareholders, to refrain from prejudicing the rights of other shareholders and to refrain from abusing his power in the company. The rights and duties include, among other things, in voting at the general meeting of the shareholders on the following matters: (1) amendments to the articles of association; (2) an increase in the company's authorized share capital; (3) a merger; or (4) an approval of those related party transactions that require shareholder approval.

In addition, any shareholder who: (1) knows that it possesses power to determine the outcome of a shareholder vote; (2) under the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder in the company; or (3) controls the company in any other way, is under a duty to act in fairness towards the company.

ANTI-TAKEOVER EFFECTS OF ISRAELI LAWS; MERGERS AND ACQUISITIONS UNDER ISRAELI
  LAW

The new Companies Law provides for several means of effecting a merger. Provisions in the Companies Law that deal with "arrangements" between a company and its shareholders or creditors may be used to effect mergers. Such "arrangements" are subject to approval by an Israeli court. The court may also, upon application by the company, a creditor or a shareholder, order that a creditors' meeting or a shareholders' meeting be convened. At a shareholders' or creditors' meeting, as applicable, the merger must be approved by a majority of the shareholders or creditors, as applicable, who are present and voting on the proposed merger, and who together hold at least 75% of the value represented at the meeting. In addition to these approvals, upon application to the court for approval of the merger, the court may, in an order approving the application or in an order delivered thereafter, provide orders regarding the implementation of the merger. This process may involve further delay and the imposition of additional requirements at the court's discretion.

The new Companies Law also allows that a merger be effected by the merging companies themselves without the need for court approval if the merger receives approval of the boards of directors and a majority of the shareholders present at the shareholders' general meeting of each of the merging companies, excluding any shares held by the other party to the merger or by any person holding at least 25% of the shares of the other party to the merger. Mergers effected in this way may nonetheless require court approval if a petition is filed by objecting shareholders or creditors. Upon petition by a creditor of a merging company, the court may delay or prevent the effecting of the merger if it deems that there is a reasonable concern that as a result of the merger either of the merging companies will not be able to meet its obligations to creditors. A merger may not be completed until 70 days after the merger proposal has been received by the Israeli Registrar of Companies and until all approvals have been obtained and submitted to the Registrar of Companies.

A merger may be subject to approval by the Israeli Controller of Restrictive Trade Practices, who may impede or delay a merger in accordance with the Restrictive Trade Practices Law, 1988.

The new Israeli Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of 25.0% or more of the voting power at general meetings. This rule does not apply if there is already another holder of 25.0% or more of the voting power at general meetings. Similarly, the new Israeli Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45.0% of the voting power of the company. This rule does not apply if someone else already holds a majority of the voting power of the company. These tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if under local law or the rules of the stock exchange on which their shares are traded, there is a limitation on the percentage of control which may be acquired or the purchaser is required to make a tender offer to the public.

An acquisition of shares following which the purchaser would become a holder of 90% or more of a public company's shares or class of shares must be made by a tender offer for the purchase of all the remaining shares or class of shares. A shareholder who holds more than 90% of the shares of a public company may not purchase additional shares as long as he holds that percentage. Under the new Israeli Companies Law, shares acquired in violation of these provisions become dormant and cease to confer any rights upon their holder; and all rights are suspended as long as the shares are held by the acquiror.

In addition, our technology, developed pursuant to the terms of the Law for the Encouragement of Industrial Research and Development, 1984, may not be transferred to third parties without the prior approval of a governmental committee. This approval is not required for the export of any products resulting from that research and development. Approval for the transfer of technology may be granted only if the recipient undertakes to abides by all of the provisions of the Industrial and Research Development Law and its associated regulations, including the restrictions on the transfer of know-how, the obligation to manufacture in Israel and the obligation to pay royalties in an amount that might be increased. These requirements could inhibit the acquisition of us by others. There can be no assurance that this consent, if requested, will be granted.

Finally, Israeli tax law treatment of certain acquisitions, such as stock-for-stock swap between an Israeli company and a foreign company, may be less favorable than the treatment that may be applicable under U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary share for shares in a foreign corporation to immediate taxation. However, a bill was recently submitted to Israel's parliament, pursuant to which a stock-for-stock swap will not be subject to taxation until the earlier of
(1) the time at which the shares will be sold and (2) the lapse of two years from the date of the transaction. The bill has not yet been approved and we do not know whether this bill will ever be enacted into law.

TRANSFER AGENT

The transfer agent and registrar for the ordinary shares is the American Stock Transfer & Trust Company, New York, New York.

MARKET

We have applied to list the ordinary shares for quotation on the Nasdaq National Market under the symbol "CAMT." We cannot be certain that the quotation will be maintained. We have no present intention to list or quote our securities in Israel or other markets outside the United States; however, we may seek additional listings if our board of directors determines that it is in our best interest to do so. There are currently no record holders of the ordinary shares in the United States.

                        SHARES ELIGIBLE FOR FUTURE SALE

When the offering is completed, we will have a total of 21,861,002 ordinary shares outstanding. Of these shares, the 5,600,000 shares offered by this prospectus will be tradeable without further restriction under the Securities Act, except for shares purchased by any of our affiliates, which will be subject to the limitations of Rule 144 under the Securities Act of 1933. The remaining shares are "restricted," which means they were originally sold in offerings that were not subject to a registration statement filed with the Securities and Exchange Commission. These restricted securities may be resold only through registration under the Securities Act of 1933 or under an available exemption from registration, such as provided through Rule 144.

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding ordinary shares or the average weekly trading volume of the ordinary shares on the Nasdaq National Market during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to provisions including notice requirements and the availability of current public information about our company.

Any person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned shares for at least two years would be entitled to sell the shares under Rule 144(k) without regard to the volume limitations.

PCB, our officers and directors and all other shareholders have agreed to a "lock-up" agreement with respect to the shares owned by them. This means that they cannot sell these shares during the 180 days following the date of this prospectus, except that they may make a gift or transfer shares so long as the donee or transferee agrees to be bound by the terms of the lock-up agreement. However, CIBC World Markets may, in their sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to the lock-up agreements. See "Underwriting" for additional details. After the 180-day lock-up period, these shares may be sold in accordance with Rule 144. Of these shares, the 15,020,002 shares held by PCB are subject to volume limitations and other Rule 144 restrictions because PCB is an affiliate of ours. An "affiliate" is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or under common control with the issuer.

      U.S. TAX CONSIDERATIONS REGARDING SHARES ACQUIRED BY U.S. TAXPAYERS

Subject to the limitations described in the next paragraph, the following describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares to a U.S. holder.

A U.S. holder is

- an individual citizen or resident of the United States;

- a corporation or another entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof;

- an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source; or

- a trust, if a U.S. court is able to exercise primary supervision over its administration and one or more United States persons who have the authority to control all of its substantial decisions.

Unless otherwise specifically indicated, this summary does not consider the United States tax consequences to a person that is not a U.S. holder and considers only U.S. holders that will own the ordinary shares as capital assets.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as in effect today and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder's particular circumstances, like the tax treatment of U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who hold the ordinary shares through a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

YOU ARE ADVISED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE SPECIFIC U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF PURCHASING, HOLDING OR DISPOSING OF THE ORDINARY SHARES.

DISTRIBUTIONS ON THE ORDINARY SHARES

The amount of a distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld as described below under "Israeli Taxation-Taxation of Non-Residents on Receipt of Dividends." A distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as ordinary dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution which exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder's tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares. Corporate holders will not be allowed a deduction for dividends received in respect of the ordinary shares.

Dividends paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend, based upon the spot rate of exchange in effect on the date of the distribution. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will be taxable as ordinary income or loss and will be U.S. source income or loss.

Subject to the limitations set forth in the Code and the Treasury regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us will be foreign source "passive income" for U.S. foreign tax credit purposes or, in the case of a financial services entity, "financial services income." U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit.

DISPOSITION OF THE ORDINARY SHARES

Upon the sale or exchange of the ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. holder's tax basis in the ordinary shares. The gain or loss recognized on the sale or exchange of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the sale or exchange.

Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

PASSIVE FOREIGN INVESTMENT COMPANIES

We will be a passive foreign investment company if either (1) 75% or more of our gross income in a taxable year is passive income; or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in a taxable year are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation's assets and as directly earning our proportionate share of the other corporation's income. If we are a passive foreign investment company:

- A U.S. holder who has held our shares during more than one taxable year during which we were a passive foreign investment company will be required to report any gain on the disposition of the shares as ordinary income rather than capital gain. That U.S. holder will also be required to compute the tax liability on that gain, as well as on dividends and other distributions, as if the income had been earned ratably over each day in the holding period of the shareholder;

- A U.S. holder automatically will be subject to the highest ordinary income tax rate for each taxable year during which we were a passive foreign investment company and for which the items are treated as having been earned regardless of the rate otherwise applicable to that U.S. holder during those taxable years;

- The taxes attributable to the prior years will be increased by an interest factor; and

- A U.S. holder who acquires our shares in that corporation from a decedent will be denied the normally available step-up in tax basis to fair market value for the shares at the date of death and instead will have a tax basis equal to the decedent's tax basis.

    STATUS OF CAMTEK AS A PASSIVE FOREIGN INVESTMENT COMPANY. We believe that in 1999 we were not a passive foreign investment company and currently we expect that we will not be a passive foreign investment company in 2000. However, passive foreign investment company status is determined as of the end of the taxable year and is dependent on a number of factors, including the value of a corporation's assets and the amount and type of its gross income. Therefore, there can be no assurance that we will not become a passive foreign investment company for the current fiscal year ending December 31, 2000 or in a future year.

We will notify U.S. holders in the event we conclude that we will be treated as a passive foreign investment company for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a "qualified electing fund" for U.S. federal income tax purposes or to elect to "mark to market" the ordinary shares. If a U.S. holder makes one of these two elections, distributions and gain will not be recognized ratably as ordinary income over the U.S. holder's holding period or be subject to an interest charge as described above. Further, gain on the sale of the ordinary shares will be characterized as capital gain and the denial of basis step-up at death described above will not apply. However, U.S. holders making one of the two elections may be subject to current income recognition, even if we do not distribute any cash.

BOTH OF THESE ELECTIONS ARE SUBJECT TO A NUMBER OF SPECIFIC RULES AND REQUIREMENTS, AND YOU ARE URGED TO CONSULT YOUR TAX ADVISOR CONCERNING THESE ELECTIONS IF WE BECOME A PASSIVE FOREIGN INVESTMENT COMPANY.

BACKUP WITHHOLDING

A U.S. holder may be subject to backup withholding at rate of 31% with respect to dividend payments and receipt of the proceeds from the disposition of the ordinary shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations and tax-exempt organizations, or if a U.S. holder provides a correct taxpayer identification number (or certifies that he has applied for a taxpayer identification number), certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

NON-U.S. HOLDERS OF ORDINARY SHARES

Except as provided below, a non-U.S. holder of ordinary shares except certain former U.S. citizens and long-term residents of the United States will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder will be subject to tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met.

Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the payment of dividends on ordinary shares unless the payment is made through a paying agent, or an office of a paying agent, in the United States. Non-U.S. holders will be subject to information reporting and, under regulations generally effective January 1, 2001, to backup withholding at a rate of 31% with respect to the payment within the United States of dividends on the ordinary shares unless the holder provides its taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

Non-U.S. holders will be subject to information reporting and backup withholding at a rate of 31% on the receipt of the proceeds from the disposition of the ordinary shares to, or through, the United States office of a broker, whether domestic or foreign, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the receipt of proceeds from the disposition of the ordinary shares by a foreign office of a broker; provided, however, that if the broker is a U.S. person or a "U.S. related person," information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its records of the non-U.S. holder's foreign status or the non-U.S. holder certifies to its foreign status under penalties of perjury or otherwise establishes an exemption. For this purpose, a "U.S. related person" is a broker or other intermediary that maintains one or more enumerated U.S. relationships. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

                                ISRAELI TAXATION

The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. It also discusses Israeli tax consequences material to persons purchasing our ordinary shares. To the extent that the summary is based on new tax legislation yet to be judicially or administratively interpreted, we cannot be sure that the views expressed will accord with any future interpretation. The summary is not intended, and should not be construed, as specific professional advice and does not exhaust all possible tax considerations. Accordingly, you should consult your tax advisor as to the particular tax consequences of an investment in our ordinary shares.

POSSIBLE TAX REFORM

In May 2000, the Israeli government approved in principle a tax reform proposal that would alter the taxation of individuals and reduce or eliminate some of the benefits granted to an approved enterprise. Legislation will be required to implement these changes and we are not certain whether legislation will be enacted.

TAXATION OF CAMTEK

GENERAL CORPORATE TAX STRUCTURE

Most Israeli companies are subject to corporate tax at the rate of 36% of their taxable income. In our case, the rate is currently effectively reduced, as set forth below.

TAXATION UNDER INFLATIONARY CONDITIONS

The Income Tax Law (Inflationary Adjustments), 1985, or the "Inflationary Adjustments Law," is intended to neutralize the erosion of capital investments and to prevent tax benefits resulting from deduction of inflationary expenses. This law applies a supplementary set of inflationary adjustments to the normal taxable profits and losses computed under the regular cost principles. We are subject to tax under this law.

Under the Inflationary Adjustments Law, income and loss for tax purposes are adjusted for inflation on the basis of changes in the Israeli consumer price index. In addition, subject to limitations regarding depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the Israeli consumer price index.

LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

GeNeRAL. The Law for Encouragement of Capital Investments, 1959 provides that capital investments in a production facility (or other eligible assets) may, upon approval by the Israel Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. The tax benefits from any such certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. An Approved Enterprise is entitled to benefits, including Israeli Government cash grants, which are made available if it is located in a government designated development area, and tax benefits. As discussed below, our production facilities have been granted Approved Enterprise status.

    TAX BENEFITS. Taxable income derived from an Approved Enterprise is subject to a reduced corporate tax rate of 25% until the earlier of

- the end of the seven year period (or ten in the case of a Foreign Investment Company as defined below) commencing in the year in which the Approved Enterprise first generates taxable income;

- the end of the 12-year period from commencement of production; or

- the end of the 14-year period from the date of approval of the Approved Enterprise status.

That income is eligible for further reductions in tax rates if the company qualifies as a Foreign Investors' Company, or Foreign Investment Company, depending on the percentage of the foreign ownership of its equity. A Foreign Investment Company is a company more than 25% of whose share capital (in terms of shares, rights to profits, voting and appointment of directors) and loan capital is owned by non-Israeli residents. The tax rate is reduced to 20% if the foreign ownership of the foreign investment company is 49% or more but less than 74%; 15% if the foreign ownership of the foreign investment company is 74% or more but less than 90%; and 10% if the foreign ownership of the foreign investment company is 90% or more. The determination of foreign ownership is made on the basis of the lowest level of foreign ownership during the tax year. If the tax reform recommendations are adopted, a foreign investor's company would no longer be entitled to preferential tax treatment.

In the event that a company is operating under more than one approval, or that not all of its capital investments are approved, its effective corporate tax rate is the result of a weighted combination of the various applicable rates.

A company may elect to forego entitlement to the grants otherwise available under the Investment Law and, in lieu thereof, participate in an alternative benefits program, referred to as the Alternative Benefits Program, under which the undistributed income from the Approved Enterprise is fully exempt from corporate tax for a period of between two and ten years, depending upon the location within Israel and the type of the Approved Enterprise. Upon expiration of the exemption period, the Approved Enterprise is eligible for beneficial tax rates under the Investment Law for the remainder, if any, of the otherwise applicable benefits period. We participate in the Alternative Benefits Program. There can be no assurance that this benefit program will continue to be available or that we will continue to qualify for benefits under the current program. Furthermore, if the tax reform recommendations are adopted, the tax exemption would be cancelled and a corporate tax rate of 10% would apply during the exemption periods described above.

Dividends paid by a company that owns an Approved Enterprise and that are attributable to income derived from that Approved Enterprise during the applicable benefits period, are taxed at a reduced rate of 15%, if the dividends are paid during the benefit period or no more than twelve years thereafter; or, if the Company qualifies as a foreign investment company without any time limitations. This tax must be withheld at source by the company paying the dividend. A dividend paid from income derived from an enterprise owned by a company that has elected the Alternative Benefits Program during the period in which it is exempt from tax is also subject to tax at a 15% rate but causes the company to be liable for corporate tax on the amount distributed which for this purpose includes the amount of the corporate tax at the rate that would have been applicable had the company not elected the Alternative Benefits Program of up to 25%.

Our production facilities have been granted Approved Enterprise status under the Investment Law. We participate in the Alternative Benefits Program and, accordingly, income from our first Approved Enterprise will be tax exempt for 10 years due to the fact that we operate in "Zone A". This tax exempt status commences in the year in which our Approved Enterprise first generates taxable income. The period of benefits expired in December 1999 for our first Approved Enterprise and will expire in 2008 for our second.

Since we participate in the Alternative Benefits Program, in the event we distribute a cash dividend from income that is tax exempt, as described above, we would have to pay corporate tax at the rate of up to 25% on an amount equal to the amount distributed and the corporate tax thereon.

The benefits available to an Approved Enterprise are conditioned upon terms stipulated in the Investment Law and the regulations thereunder and the criteria set forth in the applicable certificate of approval. These conditions include the filing of periodic reports and a requirement that minimum proportions of our paid-up capital be 30% of our fixed assets. In the event that we do not fulfill these conditions in whole or in part, the benefits can be canceled and we may be required to refund the amount of the benefits, with the addition of the Israeli consumer price index linkage differences and interest. We believe that our Approved Enterprises currently operate in compliance with all applicable conditions and criteria, but there can be no assurance that they will continue to do so.

LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

We believe that we currently qualify as an "Industrial Company" within the meaning of the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law. According to the Industry Encouragement Law, an "Industrial Company" is a company resident in Israel, 90% or more of the income of which in any tax year, other than of income from defense loans, capital gains, interest and dividends, is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production.

The following corporate tax benefits are available to Industrial Companies:

- amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes;

- amortization of expenses incurred in some cases in connection with a public issuance of securities over a three-year period;

- an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

- accelerated depreciation rates on equipment and buildings.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that we qualify or will continue to qualify as an "Industrial Company" or that the benefits described above will be available in the future. See note 16 to the consolidated financial statements.

LAW FOR THE ENCOURAGEMENT OF INDUSTRIAL RESEARCH AND DEVELOPMENT, 1984

Under the Law for the Encouragement of Industrial Research and Development, 1984, research and development programs approved by a governmental committee of the Office of the Chief Scientist are eligible for grants, in exchange for payment of royalties from revenues generated by the products developed in accordance with the program. Once a project is approved, the Office of the Chief Scientist will award grants up to 50% of the project's cost, in exchange for royalties at a rate of 2% to 6%, depending on the date of approval of the project, of the proceeds from the sales of the products that are developed from projects funded by the Office of the Chief Scientist. These royalties must be paid beginning with the commencement of sales of those products and ending when 100% of the dollar value of the grant was repaid or, for projects approved after January 1, 1999, the dollar amount of the grant plus interest at the rate of LIBOR for dollar deposits in a twelve-month period.

The terms of this Israeli governmental participation also require that the products developed with government grants be manufactured in Israel, unless the Office of the Chief Scientist in its discretion consents to manufacturing abroad. However, in the event that any of the manufacturing rights are transferred out of Israel, if approved by the Office of the Chief Scientist, we may be required to pay royalties at a higher rate and be liable to an increased aggregate pay back amount in proportion to manufacturing performed outside of Israel, up to a maximum of 300% of the dollar amount of the grant, or of the dollar amount plus interest, as applicable. The technology developed pursuant to the terms of these grants may not be transferred to third parties without the prior approval of a governmental committee. This approval is not required for the export of any products resulting from that research development. Approval of the transfer of technology may be granted only if the recipient abides by all of the provisions of the research law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. There can be no assurance that this consent, if requested, will be granted.

Each application to the Office of the Chief Scientist is reviewed separately, and grants are based on the program approved by the research committee of the Office of the Chief Scientist. Expenditures supported under other incentive programs of the State of Israel are not eligible for Office of the Chief Scientist grants. As a result, there is no assurance that applications to the Office of the Chief Scientist will be approved and, if approved, what will be the amounts of the grants. There can be no assurance that the grants awarded under the research law will not be reduced or terminated. In addition, the Israeli authorities have indicated that the government may reduce or abolish Office of the Chief Scientist grants in the future.

As of March 31, 2000, the maximum royalty payable by us on future sales was approximately $2.6 million. Our annual repayments were $629,000 in 1997, $813,000 in 1998, $956,000 in 1999 and $421,000 in the three months ended
March 31, 2000.

TAXATION OF SHAREHOLDERS

CAPITAL GAINS TAX

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the "Real Gain" and the "Inflationary Surplus." The Real Gain is the difference between the total capital gain and the Inflationary Surplus. The Inflationary Surplus is computed on the basis of the difference between the Israeli consumer price index in the month of sale and the month of purchase. The Inflationary Surplus accumulated until December 31, 1993 is taxed at a rate of 10% for Israeli residents. The tax rate used for the Inflationary Surplus is reduced to zero for nonresidents if calculated according to the exchange rate of the foreign currency lawfully invested in shares of the Israeli resident company, instead of the Israeli consumer price index. The Real Gain is added to ordinary income, and is taxed at ordinary rates of up to 50% for individuals and 36% for corporations. Inflationary Surplus accumulated from and after December 31, 1993 is exempt from capital gains tax. Under current law, sales of the ordinary shares offered by this Prospectus are exempt from Israeli capital gains tax so long as the ordinary shares are listed on the Nasdaq National Market or on another stock exchange recognized by the Israeli Ministry of Finance and so long as we qualify as an Industrial Company or industrial holding company. There can be no assurance that we will maintain this listing or qualification. See "Law for Encouragement of Industry (Taxes), 1969." The foregoing exemption does not apply to the sales of our ordinary shares by dealers in securities in Israel or by companies subject to the Inflationary Adjustments Law. If the tax reform recommendations are adopted, sales of securities traded on stock exchanges will be subject to capital gains tax at the rate of up to 25% of the real gain for individuals and 36% of the real gain for companies.

APPLICATION OF THE U.S.-ISRAEL TAX TREATY TO CAPITAL GAINS TAX

Subject to the U.S.-Israel Tax Treaty, the sale, exchange or disposition of the ordinary shares by a person who qualifies as a resident of the United States and who is entitled to claim the benefits afforded to that resident, which is called a Treaty U.S. Resident, will not be subject to Israeli capital gains tax unless that Treaty U.S. Resident held, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition. A sale, exchange or disposition of the ordinary shares by a Treaty U.S. Resident who held, directly or indirectly, shares representing 10% or more of our voting power at any time during the 12-month period preceding the sale, exchange or disposition will be subject to Israeli capital gains tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, this Treaty U.S. Resident would be permitted to claim credit for these taxes against U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations set in U.S. laws applicable to foreign tax credits.

TAXATION OF NON-RESIDENTS ON RECEIPT OF DIVIDENDS

Nonresidents of Israel will be subject to Israeli income tax on the receipt of dividends paid on the ordinary shares at the rate of 25%, which tax will be withheld at source, unless the dividends are paid from income derived from an approved enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a Treaty U.S. Resident will be 25%. However, when dividends are paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to an approved enterprise under Israel's Law for the Encouragement of Capital Investments, 1959, the maximum tax will be 12.5% if the holder is a company holding shares representing 10% or more of the voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of its prior taxable year, if any. When dividends are paid from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an approved enterprise, then the tax will be 15%.

FOREIGN EXCHANGE REGULATIONS

Nonresidents of Israel who purchase the shares offered hereby may exchange any NIS received as dividends, if any, thereon, and any amounts payable upon the dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident, into freely repatriable dollars, at the rate of exchange prevailing at the time of exchange, pursuant to regulations issued under the Currency Control Law, 1978, provided that Israeli income tax has been withheld with respect to amounts that are being repatriated to the extent applicable or an exemption has been obtained.

Israeli residents are eligible, subject to reporting requirements, to purchase securities in foreign currencies and will be eligible to purchase the ordinary shares offered hereby.

The proceeds of a public offering outside Israel may be retained outside Israel.

                              CONDITIONS IN ISRAEL

POLITICAL CONDITIONS

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. However, a peace agreement between Israel and Egypt was signed in 1979, a peace agreement between Israel and Jordan was signed in 1994 and, since 1993, several agreements between Israel and Palestinian representatives have been signed. As of the date hereof, Israel has not entered into any peace agreement with Syria and Lebanon. There can be no assurance as to how the "peace process" will develop or what effect it may have upon us.

Despite the progress towards peace between Israel, its Arab neighbors and the Palestinians, certain countries, companies and organizations continue to participate in a boycott of Israeli firms. We do not believe that the boycott has had a material adverse effect on us, but we cannot be certain that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on the expansion of our business.

Generally, all male adult citizens and permanent residents of Israel under the age of 50 are, unless exempt, obligated to perform up to 39 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of our officers and employees are currently obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, no assessment can be made as to the full impact of those requirements on our workforce or business if conditions should change, and no prediction can be made as to the effect on us of any expansion or reduction of those obligations.

TRADE AGREEMENTS

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a signatory to the General Agreement on Tariffs and Trade, which provides for the reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Canada and Japan. These preferences allow Israel to export the products covered by this program either duty-free or at reduced tariffs. Israel has entered into preferential trade agreements with the European Union, the United States and the European Free Trade Association. In recent years, Israel has established commercial and trade relations with a number of the other nations, including Russia, China and India, with which Israel had not previously had relations.

                                  UNDERWRITING

We have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., UBS Warburg LLC and Needham & Company, Inc. are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of ordinary shares by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares set forth opposite its name below:

                                                              NUMBER OF
                                                              ORDINARY
UNDERWRITERS                                                   SHARES
------------                                                  ---------
CIBC World Markets Corp.....................................
UBS Warburg LLC.............................................
Needham & Company, Inc......................................

                                                              ---------
      Total.................................................  5,600,000
                                                              =========

This is a firm commitment underwriting. This means that the underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The shares should be ready for delivery on or
about        , 2000 against payment in immediately available funds.

The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to securities dealers at a price less a concession of $ per share. The underwriters may also allow, and the dealers may reallow, a concession not in excess of $ per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms from time to time.

We have granted the underwriters an over-allotment option. This option is exercisable for up to 30 days after the date of this prospectus and permits the underwriters to purchase a maximum of 840,000 additional shares to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public
will be $         and the total proceeds to Camtek will be $         . The
underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount we will pay to the underwriters:

                                                                        TOTAL WITHOUT    TOTAL WITH FULL
                                                                         EXERCISE OF       EXERCISE OF
                                                               PER      OVER-ALLOTMENT   OVER-ALLOTMENT
                                                              SHARE         OPTION           OPTION
                                                             --------   --------------   ---------------
Camtek....................................................    $

We estimate that the total expenses of the offering, excluding the underwriting
discount, will be approximately $         .

We have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933.

We, along with our officers, directors, PCB and all other shareholders have agreed to a 180-day "lock-up" with respect to the shares and other securities that we and they beneficially own, including securities that are convertible into ordinary shares and securities that are exchangeable or exercisable for ordinary shares. This means that, for a period of 180 days following the date of this prospectus, subject to some exceptions, we and those persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp. or except in connection with issuance and sale of shares in this offering and the issuance of shares pursuant to our existing employee share plans.

The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.

There is no established trading market for the shares. The offering price for the shares will be determined by the representatives and us, based on the following factors:

- the history of and the prospects for the industry in which we compete;

- our management;

- our past and present operations;

- our historical results of operations;

- our prospects for future earnings and business potential;

- the general condition of the securities markets at the time of this offering;

- the recent market prices of securities of generally comparable companies;

- the market capitalizations and stages of development of other companies which we and the representatives believe to be comparable us; and

- other factors deemed to be relevant.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:


- Stabilizing transactions--The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares so long as stabilizing bids do not exceed a specified maximum.



- Over-allotments and syndicate covering transactions--The underwriters may sell more shares of our common stock in connection with this offering than the number of shares that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either "covered" short sales or "naked" short sales. Covered short sales are short sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be a downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.


- Penalty bids--If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.


Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.


Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of those transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither the underwriters nor we make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If those transactions are commenced, they may be discontinued without notice at any time.

At our request, the representatives have reserved up to 280,000 shares, or 5% of our ordinary shares offered by this prospectus, for sale pursuant to a directed share program to our employees, affiliates and to family members of the Company's executives. All the persons purchasing the reserved shares must commit to purchase no later than the close of business following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent that these persons purchase the reserved shares.

                                 LEGAL MATTERS

The validity of the issuance of the ordinary shares being offered hereby and legal matters under Israeli law in connection with the offering will be passed upon for us by Shiboleth, Yisraeli, Roberts, Zisman & Co., Tel-Aviv, Israel, our Israeli counsel, and for the underwriters by Fischer, Behar, Chen & Co. In addition, matters with respect to United States law will be passed upon for us by Brobeck, Phleger & Harrison LLP, New York, New York, and for the underwriters Skadden, Arps, Slate, Meagher & Flom LLP. As to matters of Israeli law, Brobeck, Phleger & Harrison LLP. will rely upon the opinion of Shiboleth, Yisraeli, Roberts, Zisman & Co. As to matters of U.S. law, Shiboleth, Yisraeli, Roberts, Zisman & Co. will rely upon the opinion of Brobeck, Phleger & Harrison LLP.

                                    EXPERTS

Our consolidated financial statements included in this prospectus have been audited by Goldstein Sabo Tevet, independent public accountants in Israel, and Richard A. Eisner & Company, L.L.P., a member of Summit International Associates, Inc., independent auditors, for the periods indicated in their reports thereon. These consolidated financial statements are set forth in reliance upon the reports of these firms given upon the authority of these firms as experts in accounting and auditing.

                      ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in Israel, most of our directors and executive officers and the Israeli experts named herein are not residents of the United States and substantially all of their assets and our assets are located outside the United States. Service of process upon our non-U.S. resident directors and executive officers or the Israeli experts named herein and enforcement of judgments obtained in the United States against us, our directors and executive officers, or the Israeli experts named in this prospectus, may be difficult to obtain within the United States. Camtek USA, Inc., is the U.S. agent authorized to receive service of process in any action against us in any federal court located in the City of New York or court of the state of New York arising out of the offering made hereby or any purchase or sale of securities in connection with this prospectus. We have not given consent for this agent to accept service of process in connection with any other claim.

We have been informed by our legal counsel in Israel, Shiboleth, Yisraeli, Roberts, Zisman & Co., that there is doubt as to the enforceability of civil liabilities under the Securities Act or the Exchange Act, in original actions instituted in Israel. However, subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that

- the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment,

- the judgment is no longer appealable,

- the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy, and

- the judgment can be executed in the state in which it was given.

A foreign judgment will not be declared enforceable if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court also will not declare a foreign Judgment enforceable if it is proved to the Israeli court that

- the judgment was obtained by fraud,

- there was no due process,

- the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel,

- the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid, or

- at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form F-1 with the Securities and Exchange Commission in connection with this offering. You may read and copy the registration statement and any other documents we file at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or at the regional offices of the Securities and Exchange Commission located at CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. All descriptions in this prospectus of any of our contracts or other documents include all material information regarding those documents. You may also refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

After the offering, we will become subject to the informational reporting requirements of the Exchange Act. We, as a "foreign private issuer," are exempt from the rules under the Exchange Act prescribing disclosure and procedural requirements for proxy solicitations and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of ordinary shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements that will be examined and reported on, with an opinion expressed, by an independent accounting firm, as well as quarterly reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 60 days after the end of each such quarter.

We have received an exemption from the Israel Securities Authority from the reporting obligations as specified in Chapter Six of the Israel Securities Law 5728-1968, which include the obligation to submit periodic and immediate reports to the authority, provided that a copy of each report submitted in accordance with applicable United States law shall be available for public review at our office in Israel.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Independent auditors' reports...............................    F-2

Consolidated balance sheets as of December 31, 1998,
  December 31, 1999 and March 31, 2000 (unaudited)..........    F-3

Consolidated statements of operations for the years ended
  December 31, 1997, 1998 and 1999 and the three months
  ended March 31, 1999 (unaudited) and 2000 (unaudited).....    F-4

Statements of changes in shareholders' equity for the years
  ended December 31, 1997, 1998 and 1999 and the three
  months ended March 31, 2000 (unaudited)...................    F-5

Consolidated statements of cash flows for the years ended
  December 31, 1997, 1998 and 1999 and the three months
  ended March 31, 1999 (unaudited) and 2000 (unaudited).....    F-6

Notes to Consolidated Financial Statements..................    F-7

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
Camtek Ltd.
Migdal Haemek, Israel

We have audited the accompanying consolidated balance sheets of Camtek Ltd. and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, changes in shareholders' equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States (such auditing standards are substantially identical). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Camtek Ltd. and subsidiaries as of December 31, 1998 and 1999, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in Israel and in the United States (as applicable to these financial statements, such accounting principles do not differ in any material respects).

Richard A. Eisner & Company, LLP               Goldstein Sabo Tevet
                                               Certified Public Accountants (Isr.)
New York, New York                             Tel-Aviv, Israel
February 11, 2000, except for Note 12(A) as
to which the date is July 11, 2000

                                  CAMTEK LTD.

                          CONSOLIDATED BALANCE SHEETS

                       (in thousands, except share data)

                                                                 DECEMBER 31,
                                                              -------------------    MARCH 31,
                                                                1998       1999        2000
                                                              --------   --------   -----------
                                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $   328    $   538      $ 1,647
  Accounts receivable--trade (net of allowance of $524, $551
    and $477)...............................................    6,011      6,588        8,234
  Inventories...............................................    3,432      6,574        8,395
  Other current assets......................................      708      1,161        1,673
                                                              -------    -------      -------
    Total current assets....................................   10,479     14,861       19,949
Fixed assets, net...........................................    1,493      2,555        2,887
Intangibles, net............................................      435        255          210
Deferred registration costs.................................      508        942        1,388
                                                              -------    -------      -------
                                                              $12,915    $18,613      $24,434
                                                              =======    =======      =======
LIABILITIES
Current liabilities:
  Short-term bank credit....................................  $ 3,095    $ 6,794      $ 8,997
  Accounts payable..........................................    1,127      2,211        4,817
  Due to PCB Ltd............................................    3,759      1,685          925
  Due to affiliates.........................................      206        716          355
  Other current liabilities.................................    2,280      3,759        4,179
                                                              -------    -------      -------
    Total current liabilities...............................   10,467     15,165       19,273
Accrued severance pay, net of amounts funded................       28         59           45
                                                              -------    -------      -------
                                                               10,495     15,224       19,318
Commitments and contingent liabilities (Note 9)
SHAREHOLDERS' EQUITY
Ordinary shares NIS 0.01 par value, authorized 100,000,000
  shares, outstanding 15,020,002 shares in 1998 and
  16,261,002 shares in 1999 and 2000........................       95         98           98
Additional paid-in capital..................................      994      1,240        1,240
Unearned portion of compensatory stock options..............     (203)      (108)         (92)
Retained earnings...........................................    1,534      2,159        3,870
                                                              -------    -------      -------
                                                                2,420      3,389        5,116
                                                              -------    -------      -------
                                                              $12,915    $18,613      $24,434
                                                              =======    =======      =======

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  CAMTEK LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (in thousands, except per share data)

                                                                                      THREE MONTHS
                                                     YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                                                  ------------------------------   -------------------
                                                    1997       1998       1999       1999       2000
                                                  --------   --------   --------   --------   --------
                                                                                       (UNAUDITED)
Revenues........................................  $15,733    $20,343    $23,892     $4,417    $10,517
Cost of revenues................................    6,602     10,095     12,159      2,096      4,867
                                                  -------    -------    -------     ------    -------
Gross profit....................................    9,131     10,248     11,733      2,321      5,650
                                                  -------    -------    -------     ------    -------
Research and development costs:
  Expenses......................................    2,138      3,503      4,307        946      1,455
  Less royalty-bearing participations from the
    Government of Israel........................      565      1,177      1,888                   516
                                                  -------    -------    -------     ------    -------
  Research and development costs, net...........    1,573      2,326      2,419        946        939
                                                  -------    -------    -------     ------    -------
Selling, general and administrative expenses....    5,429      6,848      7,827      1,809      2,154
                                                  -------    -------    -------     ------    -------
Operating income (loss).........................    2,129      1,074      1,487       (434)     2,557
Financial and other (expenses) income, net......     (137)       241       (862)      (467)      (605)
                                                  -------    -------    -------     ------    -------
INCOME (LOSS) BEFORE INCOME TAXES...............    1,992      1,315        625       (901)     1,952
Provision for income taxes......................                                                  241
                                                  -------    -------    -------     ------    -------
NET INCOME (LOSS)...............................  $ 1,992    $ 1,315    $   625     $ (901)   $ 1,711
                                                  =======    =======    =======     ======    =======
EARNINGS (LOSS) PER ORDINARY SHARE:
  BASIC.........................................  $  0.13    $  0.09    $  0.04     $(0.06)   $  0.11
                                                  =======    =======    =======     ======    =======
  DILUTED.......................................  $  0.12    $  0.08    $  0.04     $(0.06)   $  0.10
                                                  =======    =======    =======     ======    =======
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
  OUTSTANDING:
  BASIC.........................................   15,020     15,020     15,226     15,020     16,261
                                                  =======    =======    =======     ======    =======
  DILUTED.......................................   16,130     16,494     16,422     15,020     16,830
                                                  =======    =======    =======     ======    =======

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  CAMTEK LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)

                                 (in thousands)

                                    ORDINARY A            ORDINARY B
                                -------------------   -------------------
                                   NIS 0.01 PAR           NIS 25 PAR                       UNEARNED        RETAINED
                                       VALUE                 VALUE          ADDITIONAL    PORTION OF       EARNINGS
                                -------------------   -------------------    PAID-IN     COMPENSATORY    (ACCUMULATED
                                 SHARES     AMOUNT     SHARES     AMOUNT     CAPITAL     STOCK OPTIONS     DEFICIT)       TOTAL
                                --------   --------   --------   --------   ----------   -------------   ------------   ---------
BALANCE--JANUARY 1, 1997......       20                   6        $ 95      $   635                      $  (1,773)    $  (1,043)
Exchange of ordinary B shares
  for ordinary A shares.......   15,000      $ 95        (6)        (95)
Issuance of options to
  employees...................                                                   170       $   (170)
Amortization of share
  options.....................                                                                   14                            14
Capital contribution by PCB
  Ltd.........................                                                    70                                           70
Net income....................                                                                                1,992         1,992
                                 ------      ----        --        ----      -------       --------       ---------     ---------
BALANCE--DECEMBER 31, 1997....   15,020        95                                875           (156)            219         1,033
Issuance of options to
  employees...................                                                   119           (119)
Amortization of share
  options.....................                                                                   72                            72
Net income....................                                                                                1,315         1,315
                                 ------      ----        --        ----      -------       --------       ---------     ---------
BALANCE--DECEMBER 31, 1998....   15,020        95                                994           (203)          1,534         2,420
Cancellation of share
  options.....................                                                   (25)            25
Amortization of share
  options.....................                                                                   70                            70
Exercise of share options.....    1,241         3                                271                                          274
Net income....................                                                                                  625           625
                                 ------      ----        --        ----      -------       --------       ---------     ---------
BALANCE--DECEMBER 31, 1999....   16,261        98                              1,240           (108)          2,159         3,389
                                 ------      ----        --        ----      -------       --------       ---------     ---------
Amortization of shares
  options.....................                                                                   16                            16
Net income....................                                                                                1,711         1,711
                                 ------      ----        --        ----      -------       --------       ---------     ---------
BALANCE--MARCH 31, 2000
  (UNAUDITED).................   16,261      $ 98                  $         $ 1,240       $    (92)      $   3,870     $   5,116
                                 ======      ====        ==        ====      =======       ========       =========     =========

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  CAMTEK LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (in thousands)

                                                                 YEAR ENDED                THREE MONTHS
                                                                DECEMBER 31,              ENDED MARCH 31,
                                                       ------------------------------   -------------------
                                                         1997       1998       1999       1999       2000
                                                       --------   --------   --------   --------   --------
                                                                                            (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)..................................   $1,992     $1,315     $  625     $ (901)    $1,711
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities:
      Depreciation and amortization..................      332        429        474        116        128
      (Gain) loss on disposal of fixed assets........       (8)         1         18          2         (1)
      Compensation related to share options..........       14         72         70         18         16
      Changes in:
        Accounts receivable..........................     (769)    (2,294)      (577)     1,091     (1,646)
        Inventories..................................   (1,636)        45     (3,142)    (1,229)    (1,821)
        Other current assets.........................     (556)       164       (453)      (136)      (424)
        Accounts payable.............................    1,709     (1,214)     1,084        974      2,606
        Accrued severance pay........................       (2)                   31        (17)       (14)
        Other current liabilities....................    1,207        872      1,479        (32)       332
                                                        ------     ------     ------     ------     ------
          Net cash provided by (used in)
            operating activities.....................    2,283       (610)      (391)      (114)       887
                                                        ------     ------     ------     ------     ------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of fixed assets...........................     (338)      (735)    (1,421)      (224)      (417)
  Proceeds from disposal of fixed assets.............       23         27         47         14          3
                                                        ------     ------     ------     ------     ------
          Net cash used in investing activities......     (315)      (708)    (1,374)      (210)      (414)
                                                        ------     ------     ------     ------     ------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in short-term bank credit......     (333)     2,008      3,699        662      2,203
  Decrease in due to PCB Ltd. and affiliates.........   (1,345)      (420)    (1,564)       651     (1,121)
  Exercise of share options..........................                            274
  Payments for deferred registration costs...........                (508)      (434)      (127)      (446)
                                                        ------     ------     ------     ------     ------
          Net cash (used in) provided by
            financing activities.....................   (1,678)     1,080      1,975      1,186        636
                                                        ------     ------     ------     ------     ------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS........................................      290       (238)       210        862      1,109
Cash and cash equivalents at beginning of period.....      276        566        328        328        538
                                                        ------     ------     ------     ------     ------
CASH AND CASH EQUIVALENTS AT END OF PERIOD...........   $  566     $  328     $  538     $1,190     $1,647
                                                        ======     ======     ======     ======     ======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid for:
    Interest.........................................   $  207     $  296     $  647     $  112     $  299
  Noncash transactions:
    Debt payable to PCB Ltd. converted into one
      ordinary share.................................   $   70

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  CAMTEK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1999

                 (unaudited with respect to March 31, 2000 and for the three-month periods ended March 31, 1999 and 2000)

                                 (in thousands)

NOTE 1--GENERAL

Camtek Ltd. ("Camtek"), which was incorporated in Israel, is a majority owned (92.4%) subsidiary of PCB Ltd., an Israeli company that is listed on the Tel-Aviv Stock Exchange. Camtek designs, develops, manufactures and markets automated optical inspection ("AOI") systems and related products used to detect defects in printed circuit boards during the manufacturing process.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

(A) BASIS OF PREPARATION:

    The consolidated financial statements include the accounts of Camtek Ltd. and its subsidiaries, (collectively the "Company"), the principal subsidiary being Camtek USA, Inc. which was formed in 1997 and is located and sells AOI systems in the United States. All material intercompany balances and transactions have been eliminated.

    The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Israel and in the United States (as applicable to these financial statements, such accounting principles do not differ in any material respects).

    PCB Ltd. acquired 66 2/3% of Camtek's outstanding shares from a third party in 1992 and purchased the remaining outstanding shares of Camtek in 1996. PCB Ltd.'s cost of acquiring Camtek's shares were used to establish a new accounting basis in Camtek's financial statements and accordingly, the excess of PCB Ltd.'s cost over the underlying book value related to shares acquired was recorded as an intangible asset with a corresponding credit to additional paid-in capital (see Note 2(H)).

(B) ESTIMATES:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results may differ from those estimates.

(C) FOREIGN CURRENCY TRANSACTIONS:

    The functional currency of the Company is the U.S. dollar. Substantially all revenues generated by the Company are from outside Israel and a majority thereof are received in U.S. dollars. In addition, most materials and components purchased and marketing expenses incurred are either paid for in U.S. dollars or in New Israeli Shekels ("NIS") where cost is linked to changes in the dollar/NIS exchange rate. A significant portion of the Company's expenses are incurred in Israel and paid for in NIS. Foreign currency gains and losses included in financial and other (expenses) income, net resulting from transactions not denominated in U.S. dollars were not material in 1997 and 1998 and amounted to a loss of $155, $327 and $313 in the year ended 1999 and for the three months ended March 31, 1999 and 2000, respectively.

                           DECEMBER 31, 1998 AND 1999

                 (unaudited with respect to March 31, 2000 and for the three-month periods ended March 31, 1999 and 2000)

                                 (in thousands)

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(D) CASH EQUIVALENTS:

    All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents.

(E) INVENTORIES:

    Inventories consist of completed AOI systems, AOI systems partially completed and components, and are recorded at the lower of cost, determined on a first-in first-out basis, or market.

(F) FIXED ASSETS:

    Fixed assets are stated at cost less accumulated depreciation and are depreciated over their estimated useful lives on a straight-line basis.

    Annual rates of depreciation are as follows:

Machinery and equipment.............................          10-20   (mainly 20%)
Office furniture and equipment......................           6-20   (mainly 6%)
Automobiles.........................................          15-20

(G) FAIR VALUES OF FINANCIAL INSTRUMENTS:

    Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to disclose estimated fair value for its financial instruments. The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and amounts due to affiliates approximate fair value because of the short-term duration of those items. The carrying amounts of short-term bank credit and amounts due to PCB Ltd. approximate fair value because the interest rates on such debt approximate the market rate.

(H) AMORTIZATION OF INTANGIBLES:

    Intangible assets, consisting of patents and related intellectual property purchased from a former shareholder $(297) and the excess of the purchase price over the underlying book value related to shares of the Company's stock acquired by PCB Ltd. from former shareholders $(628), are being amortized over a period of five years. Accumulated amortization at December 31, 1998, December 31, 1999 and March 31, 2000 was $490, $670 and
    $715, respectively.

(I) RECOGNITION OF REVENUE:

    In the year ended December 31, 1999, the Company changed its method of recognizing revenue and retroactively restated its prior years financial statements to reflect the application of the new method. Prior to the change, the Company recognized revenue from sales of its products upon shipment of its systems to its customers. In December 1999, the staff of the Securities and Exchange Commission issued an accounting bulletin on revenue recognition which provides, among other matters, that when contractual acceptance provisions exist, the seller should not recognize

                           DECEMBER 31, 1998 AND 1999

                 (unaudited with respect to March 31, 2000 and for the three-month periods ended March 31, 1999 and 2000)

                                 (in thousands)

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) revenue until acceptance occurs. Accordingly, when acceptance provisions exist, the Company changed its accounting policy from recognizing revenue upon shipment to recognizing revenue upon acceptance which, in general, occurs no earlier than at the time the Company installs the AOI system at the customer's premises.

    Service fees are recognized at the time the service is provided or over the life of the service contract on a straight-line basis. Service fees aggregated $572, $705 and $1,911 for the years ended December 31, 1997, 1998 and 1999, respectively and $437 and $582 for the three months ended
    March 31, 1999 and 2000, respectively.

(J) WARRANTY:

    Estimated warranty obligations are charged to operations in the period in which the sale is recognized. AOI systems are generally sold with a six to twelve month warranty.

(K) INCOME TAXES:

    The Company uses the liability method of accounting for income taxes. Deferred taxes which may arise as a result of temporary differences between the reported amount of an asset or a liability in the balance sheet and its tax basis will be recognized at their statutory rate. A valuation allowance may reduce any resulting deferred tax asset to the amount that is more likely than not to be realized (Note 16).

(L) RESEARCH AND DEVELOPMENT:

    Research and development costs are expensed as incurred. Grants received from the Government of Israel through the Ministry of Industry and Trade, Office of the Chief Scientist (the "Chief Scientist") for approved research and development programs are recognized upon the later of the time the costs related to a particular project are incurred and the time such project receives approval from the Chief Scientist.

(M) LONG-LIVED ASSETS:

    Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a writedown to market value or discounted cash flow value is required.

(N) EARNINGS PER ORDINARY SHARE:

    Basic earnings per share is calculated utilizing only weighted average ordinary shares outstanding after giving retroactive effect to the stock splits in July 2000 and December 1997 (Note 12). Diluted earnings per share gives effect to dilutive potential ordinary shares outstanding during the reporting periods. Such dilutive shares consist of incremental shares, utilizing the treasury stock method, from assumed exercise of share options.

                           DECEMBER 31, 1998 AND 1999

                 (unaudited with respect to March 31, 2000 and for the three-month periods ended March 31, 1999 and 2000)

                                 (in thousands)

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(O) UNAUDITED INTERIM FINANCIAL STATEMENTS:

    In the opinion of management, the unaudited financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the Company's financial position as of March 31, 2000 and the results of its operations and its cash flows for the three-month periods ended March 31, 1999 and 2000. The financial statements as of March 31, 2000 and for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000.

(P) NEW ACCOUNTING PRONOUNCEMENT

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. In May 1999, SFAS 133 was amended to defer its effective date. SFAS 133 will be effective for the Company's first quarterly filing of 2001. The Company commenced using derivatives in the second quarter of 2000 and has not determined what the effect of SFAS No. 133 will be on the earnings and financial position of the Company.

NOTE 3--INVENTORIES

                                                       DECEMBER 31,
                                                    -------------------   MARCH 31,
                                                      1998       1999       2000
                                                    --------   --------   ---------
Components........................................   $1,915     $2,673     $3,066
Systems partially completed.......................      339        639        989
Completed systems, including systems not yet
  purchased at customer locations.................    1,178      3,262      4,340
                                                     ------     ------     ------
                                                     $3,432     $6,574     $8,395
                                                     ======     ======     ======

                           DECEMBER 31, 1998 AND 1999

                 (unaudited with respect to March 31, 2000 and for the three-month periods ended March 31, 1999 and 2000)

                                 (in thousands)

NOTE 4--OTHER CURRENT ASSETS

                                                         DECEMBER 31,
                                                      -------------------   MARCH 31,
                                                        1998       1999       2000
                                                      --------   --------   ---------
Due from Government of Israel departments
  and agencies......................................    $290      $  560     $  966
Due from employees..................................     149         187        200
Other...............................................     269         414        507
                                                        ----      ------     ------
                                                        $708      $1,161     $1,673
                                                        ====      ======     ======

NOTE 5--FIXED ASSETS

                                                       DECEMBER 31,
                                                    -------------------   MARCH 31,
                                                      1998       1999       2000
                                                    --------   --------   ---------
Building under construction and underlying land
  ($150, $425 and $425)...........................   $  150     $1,000     $1,315
Machinery and equipment...........................    1,264      1,444      1,508
Office furniture and equipment....................      171        477        446
Automobiles.......................................      479        499        502
                                                     ------     ------     ------
                                                      2,064      3,420      3,771
Less accumulated depreciation.....................      571        865        884
                                                     ------     ------     ------
                                                     $1,493     $2,555     $2,887
                                                     ======     ======     ======

In September 1998, the Company entered into a lease for a building in Israel to be built by the lessor and also acquired an option to purchase the building and underlying land from the lessor. Both the lease payments and the option price will equal the cost of constructing the building, plus financing costs and $595,000 for the land, less any grants received. In addition, if the option is exercised, the option price is reduced for any payments made under the lease. The lease is for a term of 23 years and 8 months and commences upon completion of construction. The Company intends to exercise the option. As the Company is providing construction financing, it is being treated as the owner of the land and building.

NOTE 6--SHORT-TERM BANK CREDIT

The Company entered into a line of credit agreement with a bank expiring in July 2000, which provides for borrowings of up to approximately $961 (NIS 4,000) at December 31, 1998, $1,204 (NIS 5,000) at December 31, 1999 and $1,238 (NIS
5,000) at March 31, 2000 based on the conversion rate at such dates. The Company entered into another line of credit agreement with the same bank, expiring in January 2000 and extendable on a monthly basis, which provided for borrowings of up to approximately $722 (NIS 3,000) at December 31, 1999 based on the conversion rate at such dates. As of March 31,

                           DECEMBER 31, 1998 AND 1999

                 (unaudited with respect to March 31, 2000 and for the three-month periods ended March 31, 1999 and 2000)

                                 (in thousands)

NOTE 6--SHORT-TERM BANK CREDIT (CONTINUED)
2000, there were no borrowings under this credit line. Borrowings under both agreements bear interest at the Israeli prime rate plus 1% and 3%, respectively (18% at December 31, 1998, 13.7%-15.7% at December 31, 1999 and 12.1%-14.1% at
March 31, 2000), plus an additional 3.5% for advances in excess of the credit limits. The total outstanding balances were $932 at December 31, 1998, $1,858 at December 31, 1999 and $1,049 at March 31, 2000.

At December 31, 1998 and 1999 and March 31, 2000 the Company also had a short-term loan payable to the bank of $2,163 (NIS 9,000), $4,936 (NIS 20,500) and $7,948, (NIS 32,000) respectively, bearing interest at 15.5%, 13%, and 11.1% respectively. The loan is being extended on a monthly basis.

Borrowings under the credit agreement and loan are collateralized by all of the assets of the Company, and are guaranteed by PCB Ltd.

NOTE 7--OTHER CURRENT LIABILITIES

                                                       DECEMBER 31,
                                                    -------------------   MARCH 31,
                                                      1998       1999       2000
                                                    --------   --------   ---------
Accrued compensation and related benefits.........   $  656     $  872     $1,021
Government of Israel departments and agencies
  (substantially for royalties)...................      425        526        784
Accrued warranty costs............................      374        614        799
Commissions.......................................      358        791        885
Advances from customers...........................      217        605        141
Other.............................................      250        351        549
                                                     ------     ------     ------
                                                     $2,280     $3,759     $4,179
                                                     ======     ======     ======

NOTE 8--SEVERANCE PAY

Israeli law requires payment of severance pay in certain circumstances. The Company's severance pay liability to its Israeli employees, based upon the number of years of service and the latest monthly salary, is partly covered by regular deposits with severance pay funds, recognized pension funds and by purchase of managers' insurance policies.

The amounts accrued and the portion funded with severance pay funds and by purchase of insurance policies are composed as follows:

                                                          DECEMBER 31,
                                                       -------------------   MARCH 31,
                                                         1998       1999       2000
                                                       --------   --------   ---------
Accrued severance pay................................    $120       $265       $237
Less amounts funded..................................      92        206        192
                                                         ----       ----       ----
Unfunded balance.....................................    $ 28       $ 59       $ 45
                                                         ====       ====       ====

                           DECEMBER 31, 1998 AND 1999

                 (unaudited with respect to March 31, 2000 and for the three-month periods ended March 31, 1999 and 2000)

                                 (in thousands)

NOTE 8--SEVERANCE PAY (CONTINUED)
The Company may only make withdrawals from the funds for the purpose of paying severance pay.

The severance pay liabilities covered by the pension funds are not reflected in the above amounts as the severance pay liabilities have been irrevocably transferred to the pension funds.

Severance pay expense was $122, $222, $255, $58 and $73 for the years ended December 31, 1997, 1998 and 1999, and for the three months ended March 31, 1999 and 2000, respectively.

NOTE 9--COMMITMENTS AND CONTINGENT LIABILITIES

(A) ROYALTIES:

    (1) The Company is committed to pay royalties to the Government of Israel on sales of products in which the Government participates by way of research and development grants, up to the amount of the grants received for certain projects. Since January 1, 1996, the royalty rates have been between 4%--6% of revenues. The maximum royalty payable by the Company on future sales approximates $1,605, $2,536 and $2,632 at December 31, 1998 and 1999 and March 31, 2000, respectively.

    (2) In 1989, PCB Ltd. invested approximately $645 (NIS 1,000) in the Company's research and development. In return, the Company agreed to pay royalties to PCB Ltd. of .5% of aggregate sales of the systems, purchase circuit boards from PCB Ltd. at prevailing market prices and to grant PCB Ltd. favored customer status in its purchase of AOI systems. The obligation of the Company to pay PCB Ltd. the aforementioned royalties terminated for sales made after December 31, 1999.

    (3) Royalty expense totaled $708, $915, $1,075, $197 and $421 for the years ended December 31, 1997, 1998 and 1999, and for the three months ended March 31, 1999 and 2000, respectively, including amounts to PCB Ltd. (see
       Note 17).

(B) OPERATING LEASES:

    (1) The Company has entered into an operating lease agreement with PCB Ltd. for an administrative office and research and development facilities. The initial lease agreement expired in December 1997 and was renewed for an additional four-year term at an annual rental of $48. At January 1, 2000, the Company leased additional space and the aggregate annual rental increased to $77. Minimum future rental payments as of December 31, 1999 and March 31, 2000 under the lease amount to $154 and $135, respectively.

    (2) Effective January 1, 1998, the Company entered into a cancelable four-year term operating lease for production facilities in Migdal Haemek, Israel. The annual rental approximates $53 through 2001 and will increase to $59 thereafter.

    (3) Aggregate rent expense amounted to $49, $182, $291, $67 and $75 for the years ended December 31, 1997, 1998 and 1999 and for the three months ended March 31, 1999 and 2000, respectively.

                           DECEMBER 31, 1998 AND 1999

                 (unaudited with respect to March 31, 2000 and for the three-month periods ended March 31, 1999 and 2000)

                                 (in thousands)

NOTE 9--COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)
(C) PATENT INFRINGEMENT ALLEGATION:

    On July 21, 1998, the Company received a letter from Orbotech Ltd., a principal competitor, alleging, among other things, infringement of an Israeli patent and unjust enrichment due to misappropriation of confidential information by the Company with respect to certain technologies used in the manufacture and design of certain of the Company's products. Management believes that Orbotech's allegations are without merit; nevertheless, a final judicial decision adverse to the Company with respect to these allegations could have a material adverse effect on the Company's business, financial condition and results of operations. Any litigation could involve substantial expenditures by the Company and diversion of management's attention.

NOTE 10--CONCENTRATION OF RISK

During the year ended December 31, 1997, sales to one customer aggregated 11% of revenue. During the year ended December 31, 1998, sales to one customer aggregated 12.6% of revenue. During the year ended December 31, 1999, no customer accounted for 10% or more of the Company's revenue. During the three-month period ended March 31, 1999 sales to one customer aggregated 10.6% of revenue. For the three-month period ended March 31, 2000 no customer accounted for 10% or more of the Company's revenue.

At December 31, 1998, accounts receivable from two customers approximated $1,162 and $656, respectively. At December 31, 1999, accounts receivable from two customers approximated $899 and $765, respectively. At March 31, 2000, accounts receivable from one customer approximated $901.

NOTE 11--PROPOSED PUBLIC OFFERING

The Company's Board of Directors has authorized a public offering of the Company's securities. There is no assurance that such offering will be consummated. In connection therewith, the Company anticipates incurring substantial costs, which, if the offering is not consummated, will be charged to operations. Deferred offering costs incurred of approximately $508, $942 and $1,388 have been classified as other assets in the accompanying balance sheets at December 31, 1998, December 31, 1999 and March 31, 2000, respectively.

NOTE 12--SHAREHOLDERS' EQUITY

(A) ORDINARY SHARES:

    In January 1997, the Company exchanged each outstanding ordinary B share for 25 ordinary A shares.

    In December 1997, the Company effected a 50 to 1 stock split. In
    February 2000, the Company changed its designation of ordinary A shares to ordinary shares. On July 11, 2000, the Board of Directors approved a 2 for 1 ordinary share stock split. Share and per share amounts in the accompanying consolidated financial statements give retroactive effect to these splits and the new designation.

                           DECEMBER 31, 1998 AND 1999

                 (unaudited with respect to March 31, 2000 and for the three-month periods ended March 31, 1999 and 2000)

                                 (in thousands)

NOTE 12--SHAREHOLDERS' EQUITY (CONTINUED)
(B) SHARE OPTIONS:

    In September 1997, the Company's Board of Directors adopted three share option plans for key employees, one of which covers employees in Israel and the others cover employees in the United States and Europe. The plans are administered by the Board of Directors, which designates the recipients, number of options granted and exercise price. Options to purchase an aggregate of 1,073,128 ordinary shares may be granted under the plans, of which 845,980 options have been granted through December 31, 1999. Unless otherwise determined by the Board, options vest up to 50% after two years of continued employment with an additional 25% vesting after each of years three and four. Vested options are exerciseable for two years beginning the earlier of seven years after date of grant or when the Company's shares are traded on a stock exchange. Options granted during 1999 were greater than estimated fair value at date of grant. Options granted during 1997 and 1998 were at less than estimated fair value at date of grant.

    Share option activity during the periods is as follows:

                                                              YEAR ENDED DECEMBER 31,                            THREE MONTHS
                                        -------------------------------------------------------------------          ENDED
                                                1997                   1998                   1999              MARCH 31, 2000
                                        --------------------   --------------------   ---------------------   -------------------
                                                    WEIGHTED                                       WEIGHTED              WEIGHTED
                                         NUMBER     AVERAGE     NUMBER     AVERAGE      NUMBER     AVERAGE     NUMBER    AVERAGE
                                           OF       EXERCISE      OF       EXERCISE       OF       EXERCISE      OF      EXERCISE
                                         SHARES      PRICE      SHARES      PRICE       SHARES      PRICE      SHARES     PRICE
                                        ---------   --------   ---------   --------   ----------   --------   --------   --------
      Outstanding at beginning of
        period........................  1,241,000    $0.22     1,519,620    $0.42      1,714,128    $0.52     735,980     $1.94
      Granted.........................    278,620     1.33       194,508     1.33        345,456     2.66     110,000      8.00
      Cancelled.......................                                                   (82,604)    1.33
      Exercised.......................                                                (1,241,000)    0.22
                                        ---------    -----     ---------    -----     ----------    -----     -------     -----
      Outstanding at end of period....  1,519,620     0.42     1,714,128     0.52        735,980     1.95     845,980      2.74
                                        =========    =====     =========    =====     ==========    =====     =======     =====
      Shares exercisable at end of
        period........................    910,148     0.22     1,241,000     0.22        119,410     1.33     185,312      1.33
                                        =========    =====     =========    =====     ==========    =====     =======     =====

    The remaining contractual life of options granted at exercise prices of $1.33 and $2.66, respectively, is seven years and nine years at December 31, 1999.

    The Company applies Accounting Principles Board Opinion No. 25 ("APB 25") in accounting for stock-based compensation to employees and, accordingly, recognizes compensation expense for the difference between the fair value of the underlying ordinary shares and the exercise price of the option at the date of grant. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), issued in
    October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period. SFAS 123, however, allows the Company to continue to measure the compensation cost of employees in accordance with APB 25, but requires the Company to disclose pro forma information regarding net income and per share data determined as if the Company had accounted for its employee share options under the fair value method of that statement. Pro

                           DECEMBER 31, 1998 AND 1999

                 (unaudited with respect to March 31, 2000 and for the three-month periods ended March 31, 1999 and 2000)

                                 (in thousands)

NOTE 12--SHAREHOLDERS' EQUITY (CONTINUED) forma net income and per share data had the Company adopted the fair value method of SFAS 123 is as follows:

                                                                                            THREE MONTHS
                                                                  YEAR ENDED                    ENDED
                                                                 DECEMBER 31,                 MARCH 31,
                                                        ------------------------------   -------------------
                                                          1997       1998       1999       1999       2000
                                                        --------   --------   --------   --------   --------
    Pro forma:
      Net income (loss)...............................   $1,942     $1,171      $480      $(932)     $1,659
                                                         ======     ======      ====      =====      ======
      Earnings per ordinary share--basic..............   $  .13     $  .08      $.03      $(.06)     $  .10
                                                         ======     ======      ====      =====      ======
      Earnings per ordinary share--diluted............   $  .12     $  .07      $.03      $(.06)     $  .10
                                                         ======     ======      ====      =====      ======

    The weighted average fair value of the options granted during 1997, 1998 and 1999 in applying the fair value method was estimated at $.97, $1.03 and $1.04, respectively, using the Black-Scholes pricing model with the following assumptions:

                                               1997 GRANT   1998 GRANT   1999 GRANT
                                               ----------   ----------   ----------
Dividend yield...............................        0            0            0
Volatility...................................       30%          40%          40%
Risk-free interest rate......................     6.22%        5.71%        5.80%
Expected life................................        4            4            4

NOTE 13--MONETARY BALANCES IN NONDOLLAR CURRENCIES

                                                    DECEMBER 31,
                       -----------------------------------------------------------------------
                                      1998                                 1999                            MARCH 31, 2000
                       ----------------------------------   ----------------------------------   ----------------------------------
                        ISRAEL CURRENCY (A)      OTHER       ISRAEL CURRENCY (A)                  ISRAEL CURRENCY (A)
                       ---------------------   NONDOLLAR    ---------------------   NONDOLLAR    ---------------------   NONDOLLAR
                       UNLINKED   LINKED (B)   CURRENCIES   UNLINKED   LINKED (B)   CURRENCIES   UNLINKED   LINKED (B)   CURRENCIES
                       --------   ----------   ----------   --------   ----------   ----------   --------   ----------   ----------
Assets--current......   $ 379       $    1       $1,651      $  732      $    2       $1,273     $   241                   $3,555
Liabilities--current...  4,745       3,611          114       9,616       2,041          645      15,587      $1,280          632

------------------------------

(a) The above does not include balances in Israeli currency linked to the dollar.

(b) To the Israeli CPI.

                           DECEMBER 31, 1998 AND 1999

                 (unaudited with respect to March 31, 2000 and for the three-month periods ended March 31, 1999 and 2000)

                                 (in thousands)

NOTE 14--GEOGRAPHIC INFORMATION

Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of product as follows:

                                             REVENUES                 THREE MONTHS
                                  ------------------------------          ENDED
                                     YEAR ENDED DECEMBER 31,            MARCH 31,
                                  ------------------------------   -------------------
                                    1997       1998       1999       1999       2000
                                  --------   --------   --------   --------   --------
United States...................  $ 5,402    $ 9,210    $ 5,413     $  973    $ 2,213
Europe..........................    3,158      4,385      4,990      1,811      2,680
Japan...........................    1,915        523      1,322        105        517
Taiwan..........................    2,889      4,182      6,045        494      1,285
Other Asia......................    1,913      1,825      5,290        978      3,171
Rest of the world...............      456        218        832         56        651
                                  -------    -------    -------     ------    -------
                                  $15,733    $20,343    $23,892     $4,417    $10,517
                                  =======    =======    =======     ======    =======

NOTE 15--SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                                                                          THREE MONTHS
                                                YEAR ENDED                    ENDED
                                               DECEMBER 31,                 MARCH 31,
                                      ------------------------------   -------------------
                                        1997       1998       1999       1999       2000
                                      --------   --------   --------   --------   --------
Selling.............................   $4,616     $5,274     $6,224     $1,444     $1,761
General and administrative..........      813      1,574      1,603        365        393
                                       ------     ------     ------     ------     ------
                                       $5,429     $6,848     $7,827     $1,809     $2,154
                                       ======     ======     ======     ======     ======

NOTE 16--TAXES ON INCOME

(A) TAX BENEFITS UNDER THE LAW FOR ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959:

    The Company's production facilities have been granted "approved enterprise" status under the above law. The Company participates in the Alternative Benefits Program and, accordingly, income from its approved enterprises will be tax exempt for a period of ten years (limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier), commencing in the first year in which the approved enterprise first generates taxable income due to the fact that the Company operates in Zone "A" in Israel.

    The period of benefits relating to the recent approved enterprise will expire in 2008. The tax benefits with regard to the first approved enterprise of the production facilities of the Company expired on December 31, 1999. In the event of distribution of cash dividends from income which was tax exempt as above, the Company would have to pay the 25% tax in respect of the amount distributed (the amount distributed for this purpose includes the amount of the Company's tax that

                           DECEMBER 31, 1998 AND 1999

                 (unaudited with respect to March 31, 2000 and for the three-month periods ended March 31, 1999 and 2000)

                                 (in thousands)

NOTE 16--TAXES ON INCOME (CONTINUED)
    applies as a result of the distribution). The Company has decided to reinvest the amount of the tax exempt income, and not to distribute such income as cash dividends. Accordingly, no deferred income tax has been provided with respect to the tax exempt income.

    Undistributed taxable earnings in Israel for which taxes had not been provided aggregated $4,903, $6,243 and $8,674 at December 31, 1998 and 1999 and at March 31, 2000, respectively. The amount of tax that would be owed if such amounts were distributed would be approximately $1,226, $1,561 and $2,168 at December 31, 1998, 1999 and March 31, 2000, respectively.

    The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the certificate of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

(B) MEASUREMENT OF RESULTS FOR TAX PURPOSES UNDER THE INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985 (THE "INFLATIONARY ADJUSTMENTS LAW"):

    Under this law, results for tax purposes are measured on a real basis--adjusted to the increase in the Israeli CPI. These financial statements are presented in dollars. The difference between the change in the Israeli CPI and in the exchange rate of the dollar, both on annual and cumulative bases, will cause a difference between taxable income and income reflected in these financial statements.

(C) TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969:

    The Company is an "industrial company" as defined by this law and as such is entitled to certain tax benefits, mainly accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law and the right to claim public issuance expenses as a deduction for tax purposes.

(D) LOSS OF NON-ISRAELI SUBSIDIARIES:

    Non-Israeli subsidiaries are taxed according to tax laws in their countries of residence.

    As of December 31, 1998 and 1999 and March 31, 2000, Camtek USA, Inc., a United States subsidiary of the Company, has a net operating loss carryforward of $100, $673 and $582, respectively, which expires in 2018 and 2019. The Company has a deferred tax asset of $175, $431 and $395 at December 31, 1998 and 1999 and March 31, 2000, respectively, which has been fully offset by a valuation allowance. The deferred tax asset relates to future tax benefits attributable to the net operating loss carryforward and deductible temporary differences related to accrued warranties, allowance for returns and doubtful accounts, and deferred fee income. The valuation allowance increased by $50, $125 and $256 during 1997, 1998, 1999, respectively, and decreased by $36 during 2000.

                           DECEMBER 31, 1998 AND 1999

                 (unaudited with respect to March 31, 2000 and for the three-month periods ended March 31, 1999 and 2000)

                                 (in thousands)

NOTE 16--TAXES ON INCOME (CONTINUED)
(E) TAXES ON INCOME INCLUDED IN THE INCOME STATEMENTS:

    Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rate applicable to Israeli companies, and the actual tax expense:


                                                                                               THREE MONTHS
                                                                     YEAR ENDED                    ENDED
                                                                    DECEMBER 31,                 MARCH 31,
                                                           ------------------------------   -------------------
                                                             1997       1998       1999       1999       2000
                                                           --------   --------   --------   --------   --------
    Income (loss) before taxes on income (a).............   $1,992     $1,315     $  625     $(901)     $1,952
                                                            ======     ======     ======     =====      ======
    Theoretical tax on the above amount at 36%...........   $  717     $  473     $  225      (324)        703
    Less tax benefits arising from "approved
      enterprises".......................................      884        881        482       134         716
                                                            ------     ------     ------     -----      ------
                                                              (167)      (408)      (257)     (190)        (13)
    Increase (decrease) in taxes resulting from:
      Temporary differences for which deferred taxes were
        not provided.....................................      210        (25)       111         2         (54)
      Permanent differences, including difference between
        Israeli CPI-adjusted tax returns and
        dollar-adjusted financial statements--net........       54        308       (110)      188         344
      Increase in valuation allowance for United States
        deferred tax asset...............................       50        125        256
      Decrease in taxes resulting from utilization of
        carryforward tax losses for which deferred taxes
        were not provided in previous years..............     (147)                                        (36)
                                                            ------     ------     ------     -----      ------
    Actual tax expense...................................   $    0     $    0     $    0     $   0      $  241
                                                            ======     ======     ======     =====      ======
    (a) Consists of income (loss) as follows:
      Taxable in Israel..................................   $2,032     $1,922     $2,307     $(208)     $2,657
      Taxable outside of Israel..........................      (40)      (607)    (1,682)     (693)       (705)
                                                            ------     ------     ------     -----      ------
                                                            $1,992     $1,315     $  625     $(901)     $1,952
                                                            ======     ======     ======     =====      ======
    Per share effect of tax benefits from "approved
      enterprises":
      Basic..............................................   $  .06     $  .06     $  .03     $ .01      $  .04
      Diluted............................................   $  .05     $  .05     $  .03     $ .01      $  .04

                           DECEMBER 31, 1998 AND 1999

                 (unaudited with respect to March 31, 2000 and for the three-month periods ended March 31, 1999 and 2000)

                                 (in thousands)

NOTE 17--TRANSACTIONS WITH RELATED PARTIES

                                                                                                THREE MONTHS
                                                                      YEAR ENDED                    ENDED
                                                                     DECEMBER 31,                 MARCH 31,
                                                            ------------------------------   -------------------
                                                              1997       1998       1999       1999       2000
                                                            --------   --------   --------   --------   --------
Rent expense to PCB Ltd. (Note 9(B))......................   $   49      $42       $  48       $12       $  19
Royalty expense to PCB Ltd. (Note 9(A))...................       79      102         119        27
Administrative expenses from PCB Ltd. (a).................      251      166
Purchases from PCB Ltd....................................      187      206          96        38          21
Interest expense to PCB Ltd...............................      225      146          75        33           4
Participation of PCB Ltd. in expenses of the Company......               (37)       (100)                  (25)
Sales to PCB Ltd..........................................     (259)     (71)       (824)      (18)       (478)

Interest expense to other affiliates......................       26       64          15                     6
Purchases from other affiliates...........................      528      495         494        31         456
Services from other affiliates (b)........................    1,154
Commissions to other affiliates...........................       87

------------------------

(a) Through December 31, 1997, expenses were allocated based on an estimate of the portion of expenses applicable to the Company, including the services of two officers. Management believes the allocation method used is reasonable.

(b) Represents distribution and administrative expenses, including administrative fee, incurred on behalf of the Company by a subsidiary of PCB Ltd. located in the United States for distributing the Company's products in the United States prior to the formation of Camtek USA, Inc. on July 1, 1997. Subsequent to July 1, 1997, such expenses were incurred by Camtek USA, Inc.

On January 1, 1998, the Company and PCB Ltd. entered into a Services Agreement replacing their previous agreement with regard to the provision of services by PCB Ltd. to the Company (see (a) above). Under the Services Agreement, PCB Ltd. provides certain services to the Company, including bookkeeping, payroll and maintenance. The consideration to be paid by the Company is generally calculated as a percentage of the actual costs in providing these services based on the relative portion of each service rendered to the Company out of the total costs for each service incurred by PCB Ltd. The term of the Services Agreement is four years which automatically extends for one year periods, unless written notice of termination is given three months prior to the end of the initial term or any extension thereof. Management believes the allocation method used is reasonable.

On January 1, 1998, the Company and PCB Ltd. also entered into a Management Services Agreement under which the Company provides to PCB Ltd. management services of Rafi Amit and Yotam Stern, Chief Executive Officer and Chief Financial Officer of the Company, respectively. Prior to such date, such individuals were employed by PCB Ltd. (see (a) above). PCB Ltd. shall pay monthly to the Company a portion of compensation costs with respect to Mr. Amit's and Mr. Stern's employment, which portion shall be calculated on the basis of the actual amount of time spent in rendering such services in relation to the Company's total monthly compensation costs with respect to Mr. Amit's and

                           DECEMBER 31, 1998 AND 1999

                 (unaudited with respect to March 31, 2000 and for the three-month periods ended March 31, 1999 and 2000)

                                 (in thousands)

NOTE 17--TRANSACTIONS WITH RELATED PARTIES (CONTINUED)
Mr. Stern's employment. The Management Services Agreement may be terminated by either the Company or PCB Ltd. upon prior written notice of one year or three months, respectively. Management believes the allocation method used is reasonable.

On January 1, 1998, the Company entered into a loan agreement with PCB Ltd. with respect to the repayment of loans granted to the Company, beginning in 1995. On December 31, 1998, amounts previously owed to affiliates were assumed by PCB Ltd. and were also to be repaid pursuant to the terms of the loan agreement. The outstanding principal amount of the loan, amounting to $3,759, $1,685 and $925 as of December 31, 1998, December 31, 1999 and March 31, 2000, respectively, is linked to the Israeli CPI and bears annual interest of 2% from the date of execution of the agreement until the repayment of any outstanding portion of the linked principal amount. The loan is to be repaid in full upon the earlier of the completion of a public offering of the Company's securities or December 31, 2000.

NOTE 18--SUBSEQUENT EVENT (UNAUDITED)

In July 2000, the Company's Board of Directors approved an increase in the number of shares under the share option plans from 1,073,128 to 1,473,128. Also in July 2000, the Company granted options to purchase 152,000 ordinary shares at an exercise price equal to the initial public offering price of the Company's ordinary shares.

INSIDE BACK COVER



At the top of the page is the slogan "Orion-AOI Solutions for diverse inspection needs."



In the middle of the page is an AOI system with arrows pointing to different versions of Camtek's current AOI Systems, including the Orion-604 High Volume Inspection Systems, the Orion-604-HR2 High Resolution Inspection, the Orion-604-AR2 Artwork Inspection, Orion-603-WR Medium Volume Inspection for Wide Resolution Range and the Orion-602-WR Low Volume Inspection for Wide Resolution Range.



In the lower right hand corner is the logo "Camtek AOI Systems."

--------------------------------------------------------------------------------

                                     [LOGO]

                                  CAMTEK LTD.

                           5,600,000 ORDINARY SHARES
                              -------------------

                                   PROSPECTUS
                              -------------------

                                        , 2000

                               CIBC WORLD MARKETS

                                UBS WARBURG LLC

                            NEEDHAM & COMPANY, INC.

--------------------------------------------------------------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

UNTIL,        , 2000, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES,
WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The Registrant estimates that expenses payable by the Registrant in connection with the offering described in this registration statement (other than underwriting discount) will be as follows:

Securities and Exchange Commission Filing Fee...............  $   20,402*
NASD Filing Fee.............................................       8,228*
Nasdaq Listing Fee..........................................      77,850*
Israel Stamp Duty...........................................     616,000*
Fees of Transfer Agent and Registrar........................       3,500*
Accounting Fees.............................................     740,000*
Legal Fees..................................................   1,098,000*
Printing and Engraving Fees.................................     160,000*
Officers and Directors Insurance............................      25,000*
Miscellaneous...............................................      55,020*
                                                              ----------
Total.......................................................  $2,804,000
                                                              ==========

------------------------

*   Estimate.

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS

A company may not exempt an office holder--defined in the new Israeli Companies Law as a director, general manager, chief executive officer, executive vice president, vice president, any other person acting in any of the foregoing positions without regard to such person's title or any other manager directly subordinate to the general manager--from liability with respect to a breach of his fiduciary duty to it. A company may, however, if so provided in its articles, exempt an office holder in advance from all or part of his liability for damages arising from a breach of his duty of care towards the company, except for liability arising from either a breach of care committed intentionally or recklessly or an act performed with the intention of making unlawful personal profit.

A company may, if so provided in its articles, indemnify, or undertake in advance to indemnify, an office holder for liabilities imposed or expenses incurred due to an act performed by him in his capacity as such, with respect to: (1) a monetary liability imposed upon the office holder in favor of another person in any judgment, including a settlement judgment or an arbitrator's award confirmed by a court; or (2) reasonable litigation expenses, including attorney's fees, incurred by the office holder or imposed upon him by a court in proceedings instituted against him by Camtek or on its behalf or by another person, or in a criminal charge from which he was acquitted, or in a criminal charge for which he was convicted but which does not require proof of criminal intent. If a company undertakes in advance to indemnify an office holder as mentioned above, the undertaking will be limited (a) to such types of occurrences which, in the discretion of the Board of Directors, are foreseeable at the time at which the company provides the undertaking, and (b) to an amount which the Board of Directors shall have determined to be reasonable under the circumstances.

A company also may, if so provided in its articles, take out an insurance policy to cover any liability of an office holder imposed upon him as a result of an act performed by him in his capacity as such, with respect to the following: (i) a breach of his duty of care to the company or to another person, unless the breach was intentional or reckless or involved an action taken with the intent of obtaining unlawful personal profit; (ii) a breach of his fiduciary duty to the company, except with respect to any action taken with the intent of obtaining unlawful personal profit, and provided that the office holder acted in good faith and had reasonable grounds to assume that his act would not adversely affect the interests of the company; and (iii) a monetary liability, other than a fine, imposed on him in favor of another person, except for a liability arising from an intentionally or recklessly committed breach of his duty of care, an action taken with the intent of obtaining unlawful personal profit, or a breach of his fiduciary duty in which the office holder was not acting both in good faith and upon reasonable grounds to assume that his act would not adversely affect the company.

Our articles include provisions which allow us to grant exemptions, indemnification, indemnification undertakings, and insurance coverage as described above. We have adopted resolutions to: (a) grant advance exemptions to our office holders from liability arising from a breach of the duty of care towards us as described above; (b) grant our office holders undertakings in advance to indemnify them against liabilities as described above, up to the amount of $25 million; and (c) take out an insurance policy to insure our office holders against liabilities as described above, in an amount of $10 million.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

The Company sold on December 31, 1997, one share to PCB Ltd. in the amount of NIS 247,250, without registration under the Securities Act. PCB Ltd. is neither a national nor resident of the United States and no facilities or instrumentalities of United States interstate commerce were used in connection with any offer or sale thereof. The securities issued in this transaction were offered and sold outside the United States and, accordingly, are not subject to the Securities Act of 1933, as amended.

To date, the Company has issued options to purchase 845,980 Ordinary Shares of the Company at a weighted average exercise price of $2.74 per share and options to purchase 152,000 Ordinary Shares of the Company at a price equal to the initial public offering price. The issuance of these options was exempt from registration under the Securities Act because they were made outside the United State to non-U.S. individuals, or in reliance upon the exemptions from registration provided under Section 4(2) of the Securities Act and/or Rule 701 of the rules and regulations promulgated thereunder. There were no underwriters, brokers, or finders employed in connection with any of the transactions set forth in Item 15.

On July 11, 2000, the Company's board of directors approved a 2-for-1 stock split of the Company's Ordinary Shares.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS


       EXHIBIT
         NO.            EXHIBIT
---------------------   -------
  1.1                   Form of Underwriting Agreement.
  3.1                   Memorandum of Association of Registrant.++
  3.2                   Articles of Association of Registrant.++
  4.1                   Specimen of Certificate for Ordinary Shares.
  5.1                   Opinion of Shiboleth, Yisraeli, Roberts, Zisman & Co.
 10.1                   Employee Share Option Plan.
 10.2                   Employee Share Option Plan--United States.
 10.3                   Employee Share Option Plan--Europe.
 10.4                   Lease Agreement between the Company and PCB Ltd., dated
                        January 1, 1998, as amended on January 1, 2000.++
 10.5                   Services Agreement between the Company and PCB Ltd., dated
                        January 1, 1998.++

       EXHIBIT
         NO.            EXHIBIT
---------------------   -------
 10.6                   Management Services Agreement between the Company and PCB
                        Ltd., dated January 1, 1998.
 10.7                   Loan Agreement between the Company and PCB Ltd., dated
                        January 1, 1998.++
 10.8                   Royalty Agreement between the Company and PCB Ltd., dated
                        January 1988.++
 10.9                   Termination Agreement between the Company and PCB Ltd.,
                        dated May 21, 1998.++
 10.10                  Form of Indemnification Agreement.
 21.1                   Subsidiaries of the Registrant.
 23.1                   Consent of Shiboleth, Yisraeli, Roberts, Zisman & Co.
                        (contained in their opinion constituting Exhibit 5.1).
 23.2                   Consent of Richard A. Eisner & Company, LLP and Goldstein
                        Sabo Tevet.
 24.1                   Power of attorney (included in signature page, which has
                        been previously filed).*


------------------------

++   English translations from Hebrew original.


*   Previously filed.


(B) FINANCIAL STATEMENT SCHEDULES

SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(i) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form F-1 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Migdal Haemek, Israel on the 21st day of July 2000.


                                                       CAMTEK LTD.

                                                       By:  /s/ YOTAM STERN
                                                            -----------------------------------------
                                                            Yotam Stern
                                                            CHIEF FINANCIAL OFFICER

                               POWER OF ATTORNEY


Pursuant to the requirements of the Securities Act of 1933, this Amendment
No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                                                 SIGNATURE TITLE DATE
/s/ RAFI AMIT                           Chairman of the Board of Directors and  July 21, 2000
-------------------------------------   General Manager (Principal Executive
Rafi Amit                               Officer)

/s/ YOTAM STERN                         Chief Financial Officer and Director    July 21, 2000
-------------------------------------   (Principal Financial and Accounting
Yotam Stern                             Officer)

/s/                 *                   Director                                July 21, 2000
-------------------------------------
Haim Horowitz

/s/                 *                   Director                                July 21, 2000
-------------------------------------
Meir Ben-Shoshan

/s/                 *                   Director                                July 21, 2000
-------------------------------------
Dror Hurwitz

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES:

CAMTEK USA, INC.


By:   /s/ RAFI AMIT
      --------------------------------------
      Name: Rafi Amit
      Title: Director

*By:  /s/ YOTAM STERN
      --------------------------------------
      Name: Yotam Stern
      Attorney in fact

                                                                     SCHEDULE II

                                  CAMTEK LTD.

                       VALUATION AND QUALIFYING ACCOUNTS

                                 (In thousands)

                                                                              CHARGED
                                                                 BALANCE AT    COSTS                  BALANCE AT
                                                                 BEGINNING      AND                     END OF
DESCRIPTION                             PERIOD                   OF PERIOD    EXPENSES   DEDUCTIONS     PERIOD
-----------             ---------------------------------------  ----------   --------   ----------   ----------
Accounts receivables-
allowance
                        Year Ended December 31, 1997...........     $(134)     $(289)       $134         $(289)
                        Year Ended December 31, 1998...........     $(289)     $(524)       $289         $(524)
                        Year Ended December 31, 1999...........     $(524)     $(551)       $524         $(551)
                        Three Months Ended March 31, 2000......     $(551)     $(477)       $551         $(477)

                                 EXHIBIT INDEX


       EXHIBIT
         NO.            EXHIBIT                                                         PAGE
---------------------   -------                                                       --------
  1.1                   Form of Underwriting Agreement.
  3.1                   Memorandum of Association of Registrant.++
  3.2                   Articles of Association of Registrant.++
  4.1                   Specimen of Certificate for Ordinary Shares.
  5.1                   Opinion of Shiboleth, Yisraeli, Roberts, Zisman & Co.
 10.1                   Employee Share Option Plan.
 10.2                   Employee Share Option Plan--United States.
 10.3                   Employee Share Option Plan--Europe.
 10.4                   Lease Agreement between the Company and PCB Ltd., dated
                        January 1, 1998, as amended on January 1, 2000.++
 10.5                   Services Agreement between the Company and PCB Ltd., dated
                        January 1, 1998.++
 10.6                   Management Services Agreement between the Company and PCB
                        Ltd., dated January 1, 1998.
 10.7                   Loan Agreement between the Company and PCB Ltd., dated
                        January 1, 1998.++
 10.8                   Royalty Agreement between the Company and PCB Ltd., dated
                        January 1988.++
 10.9                   Termination Agreement between the Company and PCB Ltd.,
                        dated May 21, 1998.++
 10.10                  Form of Indemnification Agreement.
 21.1                   Subsidiaries of the Registrant.
 23.1                   Consent of Shiboleth, Yisraeli, Roberts, Zisman & Co.
                        (contained in their opinion constituting Exhibit 5.1).
 23.2                   Consent of Richard A. Eisner & Company, LLP and Goldstein
                        Sabo Tevet.
 24.1                   Power of attorney (included in signature page, which has
                        been previously filed).*


------------------------

++   English translations from Hebrew original.


*   Previously filed.